UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

TRADEFUNDED LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

February 10, 2026

Physical Address of Issuer:

8 The Green #21107, Dover, DE, 19901

Website of Issuer:

www.tradefunded.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) $15,000.00 or (B) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00, and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00. The Issuer has paid the Intermediary a non-refundable fee of fifteen thousand dollars ($15,000.00) related to certain onboarding expenses.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Units

Target Number of Securities to be Offered:

214,285

Price (or Method for Determining Price):

$0.35

Target Offering Amount:

$74,999.75

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$679,999.95

Deadline to reach the Target Offering Amount:

December 15, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	As of April 30, 2026, and for the period from inception (February 10, 2026 to April 30, 2026)*	Prior fiscal year-end (2025)*
Total Assets	$226,885	N/A
Cash & Cash Equivalents	$226,885	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	($23,115)	N/A

*The Issuer was formed on February 10, 2026. The financial statements include information for the period from inception (February 10, 2026) to April 30, 2026.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TRADEFUNDED LLC

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

TRADEFUNDED LLC, a Delaware limited liability company ("**we**," "**us**," "**our**," "**Issuer**," or the "**Company**"), is offering a minimum amount of $74,999.75 (the "**Target Offering Amount**") and up to a maximum amount of $679,999.95 (the "**Maximum Offering Amount**") of Units (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $350 and the Maximum Individual Purchase Amount is $149,999.85. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by December 15, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Subscription Agreement (attached as Exhibit B), Custody Agreement (attached as Exhibit C), and Omnibus Nominee Trust Agreement (attached as Exhibit D). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Bank & Trust, National Association, who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/tradefunded (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Subscription Agreement attached as Exhibit B, in conjunction with the following summary information.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends and/or distributions other than as outlined in the Issuer's Second Amended and Restated Limited Liability Company Operating Agreement dated June 18, 2026, a copy of which is attached hereto as Exhibit F (as amended from time to time, the "**Operating Agreement**"). Capitalized terms, section titles and numbers, used but not defined herein shall have the meaning ascribed to such term in the Issuer's

Operating Agreement. For a description of the treatment of distributions for U.S. federal income tax purposes following the Company's election to be classified as an association taxable as a corporation, see the section titled "**Tax Matters**."

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as their limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

Except as set forth in the Operating Agreement, the Securities will have limited voting rights. Pursuant to Section 4.4 of the Operating Agreement, voting and consent rights of members of the Company shall be determined solely based on issued Units and the corresponding Percentage Interests. Notwithstanding the Operating Agreement, the Issuer does not have any voting agreements or equity holder agreements in place.

The Investors will grant an irrevocable proxy and power of attorney with respect to the Securities that are owned or may be owned by such Investors to the Issuer's then-serving Chief Executive Officer or any Manager on the Manager Committee (collectively, the "**Proxy**"), so that such person may exercise any and all voting, consent, and approval rights associated with the Securities in accordance with the Operating Agreement.

Anti-Dilution Rights

Except as set forth in the Operating Agreement, the Securities offered and sold in this Offering do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an initial public offering; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

The Issuer may withhold consent to transfers in circumstances permitted by the Operating Agreement. As a result, Investors may be prevented from transferring the Securities to certain potential buyers, even if such transfer would otherwise comply with applicable securities laws.

In addition, the Investor may not transfer the Securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

In connection with an initial public offering of the Company's equity securities, Investors may be required to enter into a customary lock-up agreement with the managing underwriter pursuant to which the Securities may not be sold, pledged, hedged, or otherwise transferred for a period specified by the managing underwriter, not to exceed 180 days following the effective date of the final prospectus. Similar lock-up restrictions, for a period not to exceed 90 days, may apply in connection with other registered offerings, subject to customary exceptions and pro rata release provisions as set forth in the LLC Agreement.

Furthermore, upon the event of an initial public offering of the Company's equity securities, Investors may be required to enter into a customary lock-up agreement with the managing underwriter pursuant to which the Securities may not be lent, offered, pledged, or sold for a period specified by the managing underwriter, not to exceed 180 days following the effective date of the final prospectus.

If a transfer, resale, assignment or distribution of the Security should occur prior, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Other Material Terms

- **No Repurchase Right**. The Issuer does not have the right to repurchase the Securities.
- **Voting Rights; Proxy Voting.** Investors do not have direct voting rights with respect to the Securities, and voting and consent rights are exercised through irrevocable proxy arrangements as provided in the Subscription Agreement.
- **Transfer Restrictions.** The Securities are subject to significant transfer restrictions under the Operating Agreement and applicable securities laws.
- **Governing Law.** The Operating Agreement is governed by and construed in accordance with the laws of the State of Delaware.
- **Lock-Up in Connection with an Initial Public Offering**. In connection with an initial public offering, Investors may be required to enter into a customary lock-up agreement restricting transfers of the Securities for up to 180 days.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) $15,000.00 or (B) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00, and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00. The Issuer has paid the Intermediary a non-refundable fee of fifteen thousand dollars ($15,000.00) related to certain onboarding expenses.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

All proprietary trading described in these Risk Factors is conducted exclusively by TRADEFUNDED Capital LLC, a subsidiary of the Issuer[1]. TRADEFUNDED LLC does not itself trade, does not hold any trading account or position and does not maintain the clearing relationship. Except where the context requires otherwise, references in these Risk Factors to "we," "us" and "our" are to the Issuer and TRADEFUNDED Capital LLC on a consolidated basis.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

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[1] The Issuer owns ninety-eight percent (98%) of TRADEFUNDED Capital LLC's outstanding equity interests.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We rely on third-party service providers, including clearing, market-data, payment-processing, banking and technology providers, to operate our business.

Our operations depend on services provided by third parties, including futures commission merchant and clearing relationships, exchange connectivity and market-data feeds, payment processors that collect examination fees, banking partners and the cloud-hosting and software vendors that support the Tachyon platform. These providers may fail to perform, may suffer outages, insolvency or security incidents, may change their pricing or terms or may terminate their relationships with us on short notice. Certain of these services are obtained from a single provider or a limited number of providers, and replacement providers may not be available on acceptable terms or at all. Any interruption

in these services could disrupt our examinations, our proprietary trading and our platform licensing and could materially harm our business, financial condition and results of operations.

Our intellectual property rights are limited; our trademark application is pending and may not be granted, and we may be unable to protect our proprietary technology.

The Issuer's intellectual property consists principally of the Tachyon trading and risk-management platform, related trade secrets, know-how and proprietary processes, and a pending U.S. service mark application for the TRADEFUNDED mark (Serial No. 99893727, filed June 18, 2026). The application has not been granted and may be refused, opposed or abandoned, and the Issuer may be unable to obtain or maintain a registration or to prevent others from using confusingly similar marks. The Issuer does not own any issued patents or registered copyrights, and its unregistered rights may not provide a significant competitive advantage or prevent competitors from independently developing similar platforms, examinations or business methods. Licensing the Tachyon platform to third parties increases the risk of unauthorized use, reverse engineering or misappropriation. Enforcing intellectual property rights, or defending against claims that the Issuer infringes the rights of others, could be expensive and protracted, could divert management's attention and may not be successful.

The Issuer's success depends on the experience and skill of the Manager Committee, its executive officers and key employees.

We are dependent on our Manager Committee, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our Manager Committee, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Our executive officers and key persons hold positions at other entities and will not devote their full time to the Issuer.

Certain of the Issuer's executive officers and key persons hold concurrent positions at, or previously held senior positions at, other entities, including entities operating in the category in which the Issuer competes. Certain executive officers also serve as the designated representative of an entity that holds Units and participates in the management of the Issuer. As a result, the attention of key persons is divided, business opportunities, personnel or technology may be allocated to another enterprise rather than to the Issuer, and the individuals directing the Issuer's operations may hold interests that diverge from those of Investors purchasing Securities in this Offering. A current or former employer of a key person may also assert restrictive covenants, trade-secret or intellectual property claims against that person or against the Issuer, any of which could be costly to defend, could divert management attention and could limit the Issuer's use of its technology, content or personnel.

The Issuer seeks to mitigate these risks through, as applicable, governance approval requirements for affiliate transactions, disclosure and recusal obligations for conflicted persons, and written confidentiality and invention-assignment agreements with executive officers and key persons. These measures do not eliminate the underlying conflicts, and no assurance can be given that any conflict will be resolved in a manner favorable to the Issuer or to Investors.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar

devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is

currently not subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We operate in the financial services sector and are subject to a wide range of federal, state and local laws and regulations, including laws and rules administered by the U.S. Commodity Futures Trading Commission, the National Futures Association, the U.S. Securities and Exchange Commission and state financial regulators, as well as consumer-protection, advertising, data-privacy, anti-money-laundering, tax, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations, and we expect our compliance costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our revenue is concentrated in, and dependent on the interdependence of, three lines of business.

A disruption to any one of our revenue lines may impair the others. Our revenue lines include the following: (1) certification examination fees, (2) licensing of the Tachyon platform, and (3) net proprietary trading profit and loss generated by TRADEFUNDED Capital and retained after trader compensation, which the Issuer may receive only in the form of distributions from TRADEFUNDED Capital. A decline in examination volume reduces the pipeline of qualified traders and, in turn, our trading results; weak trading results or reputational harm reduces demand for our examination and for our platform; and loss of platform licensees reduces recurring revenue and the data and tooling on which our trading depends. Adverse developments affecting one line could therefore have a disproportionate effect on our overall results.

The market for trader identification, funding and trading technology is competitive and evolving.

We compete with other proprietary trading firms, trader-evaluation and funded-account providers and vendors of trading and risk technology, several of which have greater financial, technical and marketing resources, larger user communities and more established brands. Turnkey infrastructure providers reduce barriers to entry for competitors, and competitive pressure may compress our examination fees, licensing fees and trader-compensation economics. We may be unable to compete effectively or to sustain our pricing.

We must continuously attract examination candidates, and our acquisition costs may rise.

Because examination fees are a primary revenue line and the source of our qualified-trader pipeline, our results depend on a continuous flow of candidates. We rely on paid digital advertising, affiliates and social-media promotion, and acquisition costs may increase as channels become less effective or as advertising-platform and data-privacy rules change. A decline in candidate volume would reduce examination revenue and constrain our trading operations.

Our certification examination may not reliably predict trading performance.

Our model assumes that the examination identifies candidates likely to generate positive trading results. If the examination does not effectively predict live-market performance, traders engaged by us may underperform or generate losses, our trading results will suffer and we may incur compensation obligations disproportionate to the value generated. Past examination or trading results are not indicative of future performance.

A portion of our revenue depends on net trading results, which are inherently volatile and may be negative.

We retain net proprietary trading profit after trader compensation, and this revenue line is inherently volatile and unpredictable. Trading results may be negative in any period, and trading losses, together with fixed compensation and operating costs, could exceed our other revenue and deplete our capital. We cannot assure you that our proprietary trading will be profitable, and adverse trading results could materially harm our financial condition. No proceeds of

the Offering will be contributed to TRADEFUNDED Capital LLC as trading capital or used to fund trader accounts; all trading accounts are funded solely from operating revenue.

Trading futures involves substantial leverage, and losses may be rapid, substantial and exceed the capital committed.

Futures and related instruments are highly leveraged, and adverse price movements can produce losses that are large relative to the capital committed and that exceed initial margin. Markets may gap, become illiquid or move sharply in response to economic, geopolitical or other events. We may be required to satisfy margin calls on short notice, and a failure to manage leverage and liquidity could result in forced liquidations and significant losses.

Our risk-management systems and controls may fail to prevent significant losses.

We rely on our risk-management policies, position and loss limits and the controls embedded in our platform to constrain trading risk. These systems may fail, may be circumvented or may prove inadequate in fast-moving or unprecedented market conditions. A breakdown in risk management, including erroneous data, model error, latency or system failure, could permit positions or losses beyond our intended limits and materially harm us.

We are exposed to trader misconduct, limit breaches and rogue trading.

Because the traders we engage trade firm capital, the unauthorized, negligent or fraudulent conduct of a single trader, including breaches of trading limits, prohibited strategies, falsification of activity or collusion, could result in substantial trading losses, regulatory exposure and reputational harm. We may be unable to detect or prevent such conduct in time to avoid material loss, and our recourse against an individual trader may be limited.

We depend on futures commission merchant, clearing and execution relationships and are subject to counterparty risk.

We currently access the futures markets and trade as principal through a single established clearing relationship, and our continued market access depends on that relationship and on any additional futures commission merchant, clearing and execution relationships we may establish. These relationships may be terminated, repriced or made subject to increased margin or capital requirements on short notice, and we may be unable to obtain replacements on acceptable terms. We are also exposed to the credit and operational risk of these intermediaries, including the risk of their default or insolvency, which could impair access to our capital and positions.

We depend on identifying, engaging and retaining a sufficient number of qualified traders.

Our trading revenue depends on engaging and retaining traders capable of generating positive trading results. We may be unable to identify enough qualified candidates, and we compete for trading talent with firms offering greater compensation or resources. The loss of productive traders, or our inability to scale our trader base, would adversely affect our trading results and growth.

Our published compensation schedule creates fixed obligations that may exceed associated trading gains.

We engage qualified traders under a published compensation schedule. Depending on its terms, we may incur compensation obligations irrespective of, or in excess of, the trading results generated by a given trader or in a given period. Modifications to the schedule may give rise to disputes, claims or attrition, and our compensation costs may be difficult to align with our revenue.

The classification of our traders is uncertain and may expose us to employment-related liabilities.

The legal characterization of our traders as independent contractors or employees is uncertain and depends on facts, applicable law and evolving standards. A determination that traders are employees, or are otherwise entitled to wage, benefit, tax-withholding or similar protections, could subject us to back pay, taxes, penalties, benefit obligations and litigation, and could require changes to our model that increase our costs.

Defects, errors or outages in our platform could cause trading losses and expose us to liability.

Our proprietary trading and risk-management platform is integral to our trading and risk management and to our licensing revenue. Software defects, errors, latency, capacity constraints and outages, including those originating with third-party providers, could cause or fail to prevent trading losses, disrupt our operations, harm our licensees and expose us to claims. We may be unable to fully disclaim liability for such events notwithstanding the terms of our agreements.

Our platform licensing revenue may be concentrated among a limited number of licensees.

Our licensing revenue may depend on a limited number of licensees, and the loss of one or more significant licensees, or a reduction in their usage, could materially reduce this revenue line. Licensees may also assert claims arising from platform performance, and licensing our risk and trading technology to third parties may expose us to additional liability.

The regulatory status of our business is uncertain and continues to evolve.

The regulatory treatment of our integrated model, administering a paid certification examination, compensating third-party traders to trade firm capital and licensing trading and risk technology, is novel and unsettled under U.S. and foreign law. Regulators, including the U.S. Commodity Futures Trading Commission, the National Futures Association, the U.S. Securities and Exchange Commission, state authorities and foreign regulators, may take positions different from ours, may adopt new rules applicable to our sector or may characterize our activities in ways that subject us to additional regulation. Any such development could require us to modify, suspend or cease aspects of our business.

We or our traders may be required to register with, or become licensed by, financial regulators.

Our access to and activity in the futures markets, and the engagement of traders to trade firm capital, may require that we or our traders obtain registrations or licenses, including registration with the National Futures Association or status as a registered introducing broker, commodity trading advisor, commodity pool operator, floor trader or associated person, as applicable. We or our traders may be unable to obtain or maintain required registrations on a timely basis or at all, and the associated compliance, capital and supervisory obligations could be significant. As a result, we may be required to restrict our activities or withdraw from affected markets.

Our examination fees or trader arrangements could be recharacterized as regulated products.

There is a risk that a regulator or court could characterize our examination fees, our compensation arrangements or our trading activity as the offer or sale of securities, the offer of commodity interests, the operation of a commodity pool or another regulated product or service. Such a characterization could subject us to registration requirements, rescission rights, civil penalties and private claims, any of which could materially harm us.

We are subject to consumer-protection and advertising laws governing our examination and earnings representations.

Our marketing of the examination and any representations regarding the likelihood of qualifying, of being engaged to trade firm capital or of earning compensation are subject to federal and state consumer-protection and advertising laws, including prohibitions on unfair or deceptive acts and practices and standards governing earnings and performance claims. Regulators or private claimants may allege that such representations are misleading, which could result in enforcement actions, fines, restitution, injunctions, mandatory changes to our practices and reputational harm.

We are subject to anti-money-laundering, sanctions and related compliance obligations.

Our collection of fees and payment of trader compensation, particularly across borders, subjects us to anti-money-laundering, know-your-customer, sanctions and related requirements. Failure to maintain adequate compliance programs could result in penalties, loss of banking or payment-processing relationships and reputational harm.

Our cross-border activities subject us to foreign regulation.

To the extent we administer the examination, engage traders or license our platform outside the United States, we are subject to the laws and regulators of those jurisdictions, several of which have increased scrutiny of our sector. We

may be required to implement geographic restrictions, modify our offerings or withdraw from jurisdictions, any of which could reduce our addressable market and revenue.

If the Issuer or any of its subsidiaries were deemed an investment company under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated.

The Investment Company Act of 1940, as amended (the "**Investment Company Act**"), regulates companies engaged in investing, reinvesting, owning, holding or trading in securities. Under Section 3(a)(1)(A) of the Investment Company Act, an issuer is an investment company if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, an issuer is an investment company if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of its total assets, exclusive of U.S. government securities and cash items, on an unconsolidated basis. Investment securities do not include U.S. government securities, cash items or securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusions in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Issuer does not trade, does not hold any trading account or position and does not maintain the clearing relationship. All proprietary trading is conducted by TRADEFUNDED Capital. On an unconsolidated basis, the Issuer's assets consist of cash and cash equivalents and the equity interests it holds in TRADEFUNDED Capital, of which it owns ninety-eight percent (98%), and Tachyon, which is wholly owned. Each subsidiary is a majority-owned subsidiary that the Issuer believes is not itself an investment company and does not rely on the exclusions in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. TRADEFUNDED Capital trades exchange-listed futures contracts as principal, and futures contracts are generally not securities for purposes of the Investment Company Act. The Issuer holds itself out as operating a certification-examination, trader-engagement and technology-licensing business and does not hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. On that basis, the Issuer does not believe that it or any of its subsidiaries is an investment company.

That conclusion depends on facts that may change and on legal standards that are subject to interpretation, and the Issuer has not sought or obtained a no-action position or other assurance from the U.S. Securities and Exchange Commission regarding its status or the status of any subsidiary under the Investment Company Act. The Issuer describes itself as a proprietary trading firm, net proprietary trading profit and loss retained after trader compensation is one of the Issuer's three revenue lines, and a regulator or court could conclude that the Issuer holds itself out as being engaged primarily in trading. If TRADEFUNDED Capital or Tachyon acquires or holds instruments that are securities for purposes of the Investment Company Act, including shares of money market funds or other pooled vehicles, security futures products, options on securities or futures on narrow-based security indices, or if the Issuer or a subsidiary holds cash in instruments other than U.S. government securities and cash items, the Issuer or a subsidiary could exceed the forty percent (40%) threshold or otherwise come within the definition of investment company, whether or not intended.

If the Issuer or any subsidiary were determined to be an investment company required to register under the Investment Company Act, it would become subject to substantial regulation governing capital structure, use of leverage, issuance of securities and options, governance, custody of assets, recordkeeping, reporting and transactions with affiliated persons. Registered investment companies are not permitted to operate in the manner in which the Issuer operates or to maintain many of the affiliate relationships described in this Form C. If registration were required and the Issuer failed to register, the Issuer could be required to cease substantially all of its activities, could be subject to injunctive relief or monetary penalties in an action brought by the U.S. Securities and Exchange Commission, could be sued by Investors for damages caused by the violation, and any contract to which the Issuer is a party that is made in, or whose performance involves, a violation of the Investment Company Act would be unenforceable by any party unless a court determined that enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of the Investment Company Act. Compliance with the Investment Company Act, or restructuring to avoid its application, would require the Issuer to incur substantial expense, could require the Issuer to modify or discontinue one or more of its revenue lines and could have a material adverse effect on the Issuer's business, financial condition and results of operations.

Five percent (5%) of the Issuer's Pre-Distribution Cash is allocated to TRADEFUNDED Capital or another affiliate before any distributions are made to Members.

Under Section 10.1 of the Operating Agreement, five percent (5%) of the Issuer's Pre-Distribution Cash is allocated, before any Distributable Cash is distributed to Members, for payment, contribution or other transfer to TRADEFUNDED Capital LLC or such other subsidiary or affiliate as the Manager Committee may approve, for use in connection with such entity's operations, trading activities, working capital and trader-incentive, performance-bonus, funded-trader and similar arrangements administered outside of the Issuer. The Manager Committee has sole discretion over the timing, amount, form, characterization and recipient of transfers under this allocation and may retain unpaid amounts as reserves or working capital. This allocation reduces the cash available for distribution to Members in each period in which distributions are made, and Members have no right to direct, audit or receive amounts transferred under the allocation or to assert claims against the recipient entity.

This allocation is a contractual incentive arrangement administered by the Manager Committee and is not an equity or membership interest in the TRADEFUNDED Capital LLC. Amounts paid may be deductible by TRADEFUNDED Capital LLC to the extent permitted under applicable tax law. The timing and amount of any deduction, and the applicable reporting or withholding obligations, will depend on the facts and circumstances of the payments and the classification of the recipients.

The Units held by three of the four Founding Members are wholly unvested until a Liquidity Event, and the vesting structure may not effectively retain or incentivize management and creates tax uncertainty for the Founding Members.

Under the Operating Agreement, one hundred percent (100%) of the Units held by TraderSumo LLC, Natural Workflow LLC and Bethlem Royal Holdings LLC remains unvested unless and until a Liquidity Event occurs and is forfeited only if the applicable Vesting Member or its principal service provider voluntarily departs or is terminated for Cause before a Liquidity Event. Because vesting occurs on an all-or-nothing basis solely upon a Liquidity Event, the structure provides no time-based retention incentive, and a Vesting Member whose service ends by reason of death, disability, removal without Cause or constructive termination retains all of its Units, together with full distribution, allocation and voting rights, notwithstanding that it no longer provides services to the Issuer. Unvested Units also carry full distribution, allocation and voting rights before a Liquidity Event, and the Units held by Oasis Holdings, Ltd., LLC are fully vested and not subject to forfeiture. As a result, the Issuer may be required to share its economics and governance with holders who no longer contribute services, and the intended incentive effects of the vesting structure may not be realized.

The vesting structure may result in taxable income to certain Founding Members. Certain Founding Members received Units for no cash consideration that remain subject to forfeiture until a Liquidity Event. If the Units constitute property transferred in connection with the performance of services and no timely election under Section 83(b) of the Internal Revenue Code applies, a Founding Member may recognize ordinary compensation income when the Units become substantially vested upon a Liquidity Event, generally based on the fair market value of the Units at that time. Because a Liquidity Event could occur when the Units have substantial value, the resulting tax liability could be material. The Issuer makes no representation regarding the tax treatment of the Founding Members' Units, and each Founding Member should consult its own tax advisor regarding the application of Section 83 to its Units.

Control of the Issuer is concentrated in the Founding Members; the Managers are entities acting through designated representatives, and one Manager may be removed only for Cause.

The Founding Members hold Units representing sixty-five percent (65%) of the Issuer's fully diluted Percentage Interests, constituting a substantial majority of the issued Units outstanding as of the date of this Form C, and the Issuer is managed exclusively by a Manager Committee comprised of three entity Managers, each acting through a designated natural-person Manager Representative. A Manager may replace its Manager Representative at any time upon notice, and Investors will have no ability to approve any replacement. In addition, Oasis Holdings, Ltd., LLC may be removed as a Manager only for Cause, and removal of any Manager requires the affirmative vote of the other two Managers together with Members holding a majority-in-interest of the issued Units. These provisions entrench existing management, and Investors purchasing Securities in this Offering will be unable to influence the appointment, removal or replacement of any Manager or Manager Representative.

The Manager Committee's approval requirements could result in deadlock or delay.

The Manager Committee consists of three Managers; ordinary decisions require the approval of at least two Managers, and Reserved Matters, including securities issuances in excess of authorized amounts, indebtedness or guarantees in excess of five thousand dollars ($5,000), affiliate transactions, amendments to the Operating Agreement, mergers,

dissolution and material tax elections, require the approval of all Managers then serving. If a vacancy reduces the Manager Committee to two Managers, all actions require the approval of both. The Operating Agreement contains no deadlock-resolution mechanism, and a disagreement among the Managers, or a prolonged vacancy, could delay or prevent the Issuer from taking actions material to its business, including financings, distributions, hiring decisions and strategic transactions.

The Issuer may accept Capital Contributions in U.S. dollar-denominated stablecoins.

The Operating Agreement permits Capital Contributions to be made in USD Coin (USDC) or other U.S. dollar-denominated stablecoins approved by the Manager Committee, valued at one U.S. dollar ($1.00) per unit at the time of transfer. Stablecoins may deviate from their intended one-dollar value, and the issuer of a stablecoin, or the reserves backing it, may fail, be frozen or become subject to regulatory action. Holding, transferring and converting digital assets exposes the Issuer to custody, cybersecurity, counterparty, banking-access and evolving regulatory risks, and any loss in value of digital assets accepted as Capital Contributions would be borne by the Issuer and would not be recoverable from the contributing Member.

Our indemnification and expense-advancement obligations could require us to expend substantial resources.

Under Section 15.1 of the Operating Agreement, the Issuer is required, to the fullest extent permitted by law, to indemnify, defend and hold harmless each Manager, Manager Representative and Member, together with their respective related persons, from claims arising out of or incidental to any act or omission in connection with the Issuer's business, other than willful misconduct, fraud or knowing violations of law, and to advance defense expenses before any final determination of entitlement, subject to an undertaking to repay. These obligations could require the Issuer to expend substantial amounts, including on behalf of persons ultimately found not to be entitled to indemnification but unable to repay advanced amounts, which could reduce the cash available for operations and distributions to Members.

The Consent Order against our Co-Founder and Chief Technology Officer could adversely affect our regulatory standing, our business relationships and our reputation.

As described under "*The CFTC Action and Consent Order*," Ryan Masten, our Co-Founder and Chief Technology Officer, and BareIt Media LLC, a company he owns and controls, are subject to a 2023 federal court consent order resolving CFTC claims that BareIt Media acted as an unregistered commodity trading advisor and that Mr. Masten acted as an unregistered associated person of a commodity trading advisor in connection with the SignalPush service. The Consent Order remains in effect, and its terms, other than the civil monetary penalty, are enforceable through contempt proceedings.

Neither the Company nor any subsidiary is a party to the Consent Order, and the injunction is limited to the specific unregistered activity it describes. By its terms, and consistent with Rule 65 of the Federal Rules of Civil Procedure, the injunctive provisions bind the defendants, their officers, agents, servants, employees and attorneys, and other persons in active concert or participation with them who receive actual notice of the order. The Consent Order nonetheless presents risks to the Company. The findings and conclusions in the Consent Order may be given preclusive effect in a statutory disqualification proceeding or certain other proceedings brought by the CFTC. If the Company or an affiliate were in the future required, or elected, to register with the CFTC or to become a member of the National Futures Association, Mr. Masten's role as an officer and indirect owner could subject the application to heightened scrutiny, conditions, delay or denial, which could require changes to our management or ownership structure or limit our ability to pursue activities requiring registration. Futures commission merchants, clearing firms, banks, payment processors, insurers and other counterparties may consider the Consent Order in their diligence and could decline to establish or maintain relationships with us, impose additional conditions or increase our costs. Publicity concerning the Consent Order could also harm our reputation with trader candidates, funded traders, counterparties and investors, as described in the general reputation risk factor. If Mr. Masten were found to have violated the injunction, or if the Company or its personnel were found to have acted in active concert or participation with a violation after receiving actual notice of the Consent Order, the Company could face contempt proceedings, additional regulatory scrutiny, management disruption and reputational harm. Any of the foregoing could materially and adversely affect our business, results of operations and the value of the Units.

Risks Related to the Offering

If the Issuer were an investment company, the Issuer would not have been eligible to conduct this Offering and Investors could have rescission rights.

Regulation Crowdfunding makes the exemption provided by Section 4(a)(6) of the Securities Act unavailable to an issuer that is an investment company, as defined in Section 3 of the Investment Company Act, or that is excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act. The Issuer's position is that it falls outside the definition of investment company in Section 3(a) of the Investment Company Act and that it does not rely on the exclusions in Section 3(b) or Section 3(c) of the Investment Company Act. If it were later determined that the Issuer is an investment company, the Issuer would not have been eligible to offer or sell the Securities in reliance on Section 4(a)(6) of the Securities Act. In that event, each Investor could have the right to rescind its purchase and recover the purchase price paid, plus interest, subject to applicable limitations periods. The Issuer does not expect that it would have sufficient funds to satisfy rescission claims. The Issuer could also be subject to enforcement action by the U.S. Securities and Exchange Commission or state securities regulators, could be required to return the proceeds of this Offering, could become ineligible to conduct future offerings in reliance on Section 4(a)(6) of the Securities Act and could incur substantial costs in defending any such claim or action, any of which could have a material adverse effect on the Issuer and on the value of the Securities.

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) $15,000.00 or (B) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00, and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00. The Issuer has paid the Intermediary a non-refundable fee of fifteen thousand dollars ($15,000.00) related to certain onboarding expenses. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will have no control over the management or operations of the Company and will be minority investors with limited voting rights.

The Company is managed by the Manager Committee, and under Section 3.4 of the Operating Agreement, Members have no right to participate in the management of the Company's affairs. All operational and strategic decisions, including decisions regarding distributions, admission of new members, and administration of the TRADEFUNDED Capital Funding Allocation, are made by the Manager Committee in its sole discretion. As a minority investor, your Units, when combined with other investors in this Offering, is unlikely to constitute a majority in interest sufficient to a remove or appoint Managers. You should not invest unless you are comfortable relying entirely on the Company's management team.

Your Units purchased in this Offering may be further diluted in the future without your consent.

The issuance of Units in the Offering will dilute the Units of existing Members. Section 6.3 of the Operating Agreement permits the Manager Committee to issue additional Units, and Section 16.2 permits the Manager Committee to amend Exhibit A of such Operating Agreement without consent of or notice to the Members. There is no limit on the number of Units that the Company may issue or the number of Members that may be admitted. There can be no assurance that additional Units will not be issued in the future at prices above, below, or equal to the offering price, which would further dilute your interest in the Company.

The Securities being offered will be subject to dilution. The Company may issue additional interests to raise capital, compensate service providers, satisfy obligations, or for other purposes determined by the Managers, without your consent, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Issuer. The amount of additional financing needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Securities.

Distributions are not guaranteed, are subject to the Manager Committee's sole discretion, and may not be made for extended periods of time.

Under Section 6.3 of the Operating Agreement, distributions of Distributable Cash shall be made to Members when determined by the Manager Committee in its absolute and sole discretion. There is no guarantee that the Company will generate sufficient Distributable Cash to make distributions to Members, or that the Manager Committee will elect to make distributions even if Distributable Cash is available. Past distributions, if any, are not indicative of future distributions. You may receive no distributions on your investment for extended periods or at all.

The Company is subject to U.S. federal income tax at the entity level, and distributions to you may be taxed a second time.

On July 2, 2026, the Company filed with the Internal Revenue Service an election on Form 8832 to be classified as an association taxable as a corporation for U.S. federal income tax purposes. The Company will pay U.S. federal income tax on its taxable income at the corporate rate, and any distributions the Manager Committee elects to make out of the Company's current or accumulated earnings and profits will be taxable to you as dividend income. The same earnings may therefore be taxed twice, once to the Company and again to you. The election reduces the cash available for distribution and for the Company's operations relative to the treatment that applied before the election.

You will not be allocated, and will not be able to use, any of the Company's losses.

Following the effective date of the election, items of the Company's income, gain, loss, deduction and credit are taken into account solely by the Company and are not allocated to Members. Any net operating losses the Company generates will remain at the Company level, will be usable only against the Company's own future taxable income subject to the limitations of Sections 172 and 382 of the Internal Revenue Code, and will not be available to offset your other income. The Company has incurred net losses since inception and may never generate taxable income against which those losses can be applied.

The Company may owe corporate income tax on income it has not received in cash and the mark-to-market accounting method used by TRADEFUNDED Capital LLC may accelerate and increase that risk.

To the extent TRADEFUNDED Capital LLC is treated as a partnership for U.S. federal income tax purposes, the Company's share of its net trading profit will be included in the Company's taxable income when earned, whether or not TRADEFUNDED Capital LLC distributes cash to the Company. The Manager Committee controls distributions from TRADEFUNDED Capital LLC and has no obligation to cause distributions sufficient to fund the Company's tax liabilities. A shortfall would require the Company to fund taxes from working capital, including proceeds of this Offering, which would reduce the amounts available for the uses described under the section titled "**Use of Proceeds**."

TRADEFUNDED Capital LLC has elected to apply the mark-to-market method of accounting under Section 475(f)

of the Internal Revenue Code to certain trading activities. Under this method, applicable open trading positions are treated as sold at fair market value at the end of each taxable year, which may result in taxable income even though the positions have not been closed and no corresponding cash has been realized.

Because the Company owns 98% of TRADEFUNDED Capital, the Company generally must include its distributive share of TRADEFUNDED Capital's taxable income, including income resulting from its Section 475(f) mark-to-market election, whether or not TradeFunded Capital distributes sufficient cash to fund the Company's resulting tax liability. Accordingly, the Company may be required to use other available cash or working capital to satisfy its corporate income tax obligations, which could reduce cash available for operations or distributions to Members.

Our election to be taxed as a corporation has been filed with the Internal Revenue Service but has not been accepted, and we can give no assurance that it will be accepted.

The Company filed the election on July 2, 2026 and requested that it be effective as of February 10, 2026, the Company's date of formation. Because the election was filed more than 75 days after that date, the Company also requested late classification relief under Revenue Procedure 2009-41. Relief under Revenue Procedure 2009-41 is not self-executing. The Internal Revenue Service determines whether the requirements for relief have been satisfied and notifies the entity of the result of its determination, and the Company has not received that notice as of the date of this Form C. The Company can give no assurance that relief will be granted, that the Internal Revenue Service will accept the election as filed, or that the Internal Revenue Service will agree with the Company's determination of its classification for U.S. federal income tax purposes. The Company prepares its financial statements and conducts its tax reporting on the basis of its own determination of its classification, without confirmation from the Internal Revenue Service.

If our election is not accepted as requested, our tax reporting and our financial statements may require revision.

If relief under Revenue Procedure 2009-41 is not granted, the election will instead be effective on the date 75 days before the date on which it was filed. In that event the Company will have been classified as a partnership for a short period beginning on February 10, 2026, the Company will be treated as having contributed all of its assets and liabilities to a newly formed corporation in exchange for stock and then liquidated, and the Members during that short period will receive Schedules K-1 for that period. If the Internal Revenue Service were to determine that the election is not valid, the Company would continue to be classified as a partnership until a valid election is made, and the tax consequences of an investment in the Securities would differ materially from those described in this Form C. Any of these outcomes could require the Company to revise its tax returns, its tax reporting to Members and Investors and its financial statements, could result in additional tax, interest and penalties, and could affect the Company's ability to change its classification in the future. You should consult your own tax advisor and should not invest in reliance on any particular tax classification of the Company.

You will not receive a Schedule K-1, and the Securities may not qualify as qualified small business stock.

The Company will report distributions, if any, on Internal Revenue Service Form 1099-DIV rather than on Schedule K-1, and no Investor purchasing Units in this Offering will receive a Schedule K-1 with respect to the Units. Whether Units constitute stock of a qualified small business for purposes of Section 1202 of the Internal Revenue Code is unsettled, and the Company makes no representation that any Investor will be eligible for the gain exclusion under Section 1202 or for any other benefit available to holders of qualified small business stock. You should not invest in reliance on any such treatment.

The Subscription Agreement imposes transfer restrictions that are more restrictive than those under Regulation Crowdfunding, and you may be unable to transfer your Securities even after the one-year holding period expires.
In addition to the transfer restrictions imposed by Regulation Crowdfunding (Rule 501, which generally restricts resales for one year), the Subscription Agreement and the Operating Agreement impose additional transfer restrictions. Section 12.1 of the Operating Agreement provides that a Member may not Transfer all or any portion of its Units without the written consent of the Manager Committee. These Operating Agreement transfer restrictions are in addition to, and may be more restrictive than, the transfer restrictions imposed by Regulation Crowdfunding. Even after the one-year Regulation CF holding period expires, you may be unable to transfer your Securities without the consent of the Managers, all other Members, and potentially one or more lenders. You should be prepared to hold your investment for an indefinite period.

Investors admitted as new Members are subject to all restrictions and obligations of the Operating Agreement, which was negotiated without your participation.

Each investor who purchases Securities in the Offering will be admitted as a Member of the Company (or will hold a beneficial interest through a custodial or nominee arrangement) and will be bound by all of the terms and conditions of the Operating Agreement. The Operating Agreement was negotiated among the original Members and may contain provisions that are less favorable to new Members than the terms that might be negotiated in an arm's-length transaction with a new investor. These provisions include, but are not limited to transfer restrictions requiring Majority Manager Approval (Section 12.1); the prohibition on participation in management (Section 3.4); the limitation of Manager liability to willful misconduct, fraud, or knowing violation of the law (Section 15.2); and the Manager Committee's unilateral authority to issue additional Units (Section 6.3) and amend Exhibit A (Section 16.2). You should carefully review the Operating Agreement before investing.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Manager Committee, who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Manager Committee's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

Investors will grant a proxy authority to act on their behalf.

In connection with investing in this Offering to purchase the Securities, Investors will designate the Proxy (as defined above) to act as proxy on behalf of Investors in respect to instructions related to the Securities. The Proxy will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities and to execute on behalf of an investor any consents, approvals and waivers. Thus, by participating in the Offering, Investors will grant broad discretion to the Proxy to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Proxy and grant broad authority to the Proxy to take certain actions on behalf of the Investor.

Investors in this offering will sign our Subscription Agreement which contains a voting proxy and will have no influence on the Issuer's decisions.

In order to invest in this Offering, Investors are required to execute a Subscription Agreement pursuant to which they grant an irrevocable proxy and power of attorney with respect to voting and consent rights. As a result, Investors will not have the ability to vote directly on matters affecting the Issuer or to participate in management decisions.

Because Investors do not control the voting of the Securities, they will have no practical ability to influence the election of managers, approval of significant transactions, amendments to the Issuer's governing documents, or other matters requiring member approval, and must rely entirely on the discretion and judgment of the Issuer's management in operating the business and making strategic decisions. The interests of management and other members may not always align with the interests of Investors.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent

that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offered will be subject to dilution. The Issuer may issue additional equity to employees, management, third-party financing sources and potential strategic partners in amounts that are uncertain at this time, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's economic interests in the Issuer. The amount of additional financing that may be needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Issuer securities.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

TRADEFUNDED LLC is a proprietary trading firm that certifies and engages futures traders to trade firm capital. Tachyon Trade LLC, a Delaware limited liability company, formed on May 19, 2026 ("**Tachyon**") is a wholly-owned subsidiary of the Company. TRADEFUNDED Capital LLC, a Delaware limited liability company, formed on May 19, 2026 ("**TRADEFUNDED Capital**"), is a subsidiary of the Company[2]. All proprietary trading is conducted exclusively by TRADEFUNDED Capital. The Company does not itself trade, hold any trading account, or position or maintain the clearing relationship.

Business Plan

The Company is a Delaware proprietary trading firm. The Company administers a paid certification examination that identifies futures traders qualified to manage firm capital held by TRADEFUNDED Capital, then engages qualified candidates under a published compensation schedule, and TRADEFUNDED Capital trades firm capital through those trades on the firm's proprietary trading and risk-management platform, Tachyon. Revenue is generated from three lines: (1) certification examination fees, (2) licensing of the Tachyon platform, and (3) net proprietary trading profit and loss generated by TRADEFUNDED Capital and retained after trader compensation, which the Issuer may receive only in the form of distributions from TRADEFUNDED Capital.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Paid certification examinations for futures traders, plus engagement of qualified candidates to trade firm capital under a published compensation schedule on the firm's proprietary trading and risk-management platform.	TRADEFUNDED Capital trades exchange-listed futures as principal through an established clearing relationship and does not hold customer funds.	Individual futures traders seeking firm capital. The prop-trading / trader-evaluation category is an approximately $20B global market.

TRADEFUNDED's certification and trader-selection framework incorporates proprietary performance, risk-management and capacity-allocation criteria. Qualification and the amount of firm capital potentially made available to a trader by TRADEFUNDED Capital may depend on criteria beyond merely achieving a stated performance target. The specific methodology, thresholds and allocation formulas may be confidential and competitively sensitive and may be modified by management from time to time based on risk considerations, market conditions and operating experience.

Competition

The prop-trading and trader-evaluation category includes operators such as Topstep, Apex Trader Funding, FTMO, and MyFundedFutures. Most compete in the price-driven $19–$99 examination tier on fee churn and retake volume. TRADEFUNDED targets the underserved $200–$600 strategy-driven professional tier with a published, performance-based engagement path.

Customer Base

TRADEFUNDED's customers are individual retail and semi-professional futures traders, primarily in the United States, who pay a certification examination fee for the opportunity to be engaged to trade firm capital. The target customer is a strategy-driven trader at the $200–$600 examination tier, with prior screen time and a defined trading methodology.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country

[2] The Issuer owns ninety-eight percent (98%) of TRADEFUNDED Capital LLC's outstanding equity interests.

Serial No. 99893727	TRADEFUNDED	Service Mark	June 18, 2026	N/A	US

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

The CFTC Action and Consent Order

On September 2, 2020, the Commodity Futures Trading Commission (the "**CFTC**") filed a civil enforcement action in the United States District Court for the Western District of Texas captioned CFTC v. Cartu, et al., No. 1:20-cv-908-RP (the "**CFTC Action**"). The defendants included Ryan Masten, our Co-Founder and Chief Technology Officer, and BareIt Media LLC ("**BareIt Media**"), a company owned and controlled by Mr. Masten. Neither TRADEFUNDED LLC nor any of its subsidiaries was a party to the CFTC Action, which concerned conduct predating the Company's formation.

The CFTC Action concerned SignalPush, a service operated by BareIt Media from approximately May 2013 until May 2017. The Consent Order described below found that, in exchange for compensation, SignalPush offered customers and potential customers the ability to obtain trade signals and to automate trading on binary options platforms using those trade signals, and that Mr. Masten controlled BareIt Media and solicited customers to sign up for the service.

On August 29, 2023, the court entered a Consent Order for Permanent Injunction, Civil Monetary Penalty and Other Equitable Relief against Mr. Masten and BareIt Media (the "**Consent Order**"). Mr. Masten and BareIt Media consented to entry of the Consent Order without admitting or denying the allegations of the complaint or the findings or conclusions in the Consent Order, except as to jurisdiction and venue. The Consent Order concluded that BareIt Media acted as a commodity trading advisor ("**CTA**") without registering as such, in violation of Section 4m(1) of the Commodity Exchange Act, and that Mr. Masten acted as an associated person ("**AP**") of a CTA without registering as such, in violation of Section 4k(3) of the Commodity Exchange Act. The Consent Order contains no finding of fraud, manipulation or deceptive conduct.

The Consent Order required Mr. Masten and BareIt Media to pay, jointly and severally, a civil monetary penalty of $100,000. The Consent Order permanently enjoins Mr. Masten from directly or indirectly associating with a CTA as a partner, officer or agent in a capacity that involves the solicitation of customer or prospective customer accounts while failing to register as an AP of a CTA, and permanently enjoins BareIt Media from advising customers on trading commodity interests for compensation or profit without first registering as a CTA. The injunction is limited to that specific unregistered activity. It does not impose a general bar on Mr. Masten's employment in the futures industry or on his service as an officer of the Company. The Consent Order also imposes ongoing cooperation obligations and, except as to the civil monetary penalty, is enforceable through contempt proceedings.

The Consent Order includes a provision under which the defendants agreed not to make public statements denying the allegations of the complaint or the findings or conclusions in the Consent Order. On June 3, 2026, the CFTC publicly announced that it will not enforce such provisions in existing settlements. That announcement reflects the Commission's stated enforcement policy and did not modify, vacate or otherwise affect the terms of the Consent Order.

Commissioner Caroline D. Pham published a dissenting statement in connection with the Consent Order, expressing her view that the Commission was changing its interpretation of the definition of a CTA in an enforcement action without sufficient explanation and without an opportunity for public comment. The dissent did not modify the Consent Order or its findings and conclusions.

Mr. Masten serves as Chief Technology Officer of TRADEFUNDED LLC. He is not responsible for the day-to-day management of TRADEFUNDED CAPITAL LLC's proprietary trading operations, and he does not supervise or manage its funded traders or their trading activity.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	20%	$15,000.00	5.118%[3]	$34,800.00
Working Capital & Liquidity Reserve	30%	$22,499.87	44.882%	$305,199.98
Product, Technology, Platform Development & Licensing	25%	$18,749.94	25%	$169,999.99
Launch, Community Growth & Customer Acquisition	15%	$11,249.96	15%	$101,999.99
Ongoing Compliance, Accounting, Reporting & Insurance	10%	$7,499.98	10%	$67,999.99
Total	**100%**	**$74,999.75**	**100%**	**$679,999.95**

The Company believes it has sufficient resources to pursue its near-term business plan but is conducting this Offering to broaden community participation in the Company, strengthen its balance sheet, and provide additional working capital flexibility. The Company intends to use the proceeds for working capital and liquidity reserves, product and technology development, trading platform licensing and infrastructure, launch and community growth initiatives, and ongoing compliance, accounting, reporting, insurance, and administrative expenses. No proceeds of this Offering will be contributed to TRADEFUNDED Capital LLC as trading capital or used to fund trader accounts. All trading accounts are funded solely from operating revenue.

The Company intends to use the net proceeds from this Offering in accordance with its business plan and anticipated liquidity needs; however, the Issuer will have broad discretion in the application of the proceeds, and investors will be relying on the judgment of management with respect to the use of such proceeds. The actual allocation of proceeds may vary significantly from the estimates set forth below depending on a number of factors, including changes in economic conditions, market demand, supply chain constraints, operating results, regulatory developments, competitive dynamics, and the Issuer's cash requirements at the time proceeds are received.

The Company may determine that it is in its best interests to reallocate proceeds among the categories described below, to defer or accelerate expenditures, or to use proceeds for purposes other than those currently contemplated, including for general corporate purposes, debt service, or liquidity preservation. There can be no assurance that the use of proceeds will result in increased revenues, profitability, or the successful execution of the Issuer's business plan.

[3] The percentage allocated for the Intermediary fee if the Maximum Offering Amount is raised represents a blended rate based on the zero percent (0%) hurdle on the first $100,000 raised in the Offering and six percent (6%) hurdle on any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in the Offering. If only the Target Offering Amount is raised, the $15,000.00 minimum fee applies. Such figures are rounded.

Working Capital & Liquidity Reserve: A portion of the proceeds is expected to be used for general working capital and to establish or supplement a liquidity reserve, including funding day-to-day operating requirements and maintaining unrestricted cash on hand, as well as related costs and expenses, which may include payroll and benefits, rent and occupancy costs, utilities, insurance premiums, professional and advisory fees, information technology and administrative expenses, inventory and supplier payments, and other ordinary-course obligations. The amount of proceeds allocated to working capital and the liquidity reserve is not fixed and may increase or decrease based on a variety of factors, including the amount raised in the Offering, the timing of revenue and collections, operating and capital requirements, unanticipated expenses or liabilities, and the Issuer's overall financial condition.

Product, Technology, Platform Development & Licensing: A portion of the proceeds is expected to be used for product, technology, and platform development, including software design, engineering, and development, platform architecture and infrastructure, integration of third-party systems, and the acquisition or licensing of technology, software, data, and intellectual property, as well as related costs and expenses, which may include employee and contractor compensation, hosting and cloud services, data security and cybersecurity measures, testing and quality assurance, license and subscription fees, and intellectual property prosecution, maintenance, and protection.

Launch, Community Growth & Customer Acquisition: A portion of the proceeds is expected to be used for launch, community growth, and customer acquisition activities, including marketing and advertising campaigns, brand development, content production, public relations, events and activations, and community-building and engagement initiatives, as well as related costs and expenses, which may include digital and paid media spend, agency, creative, and consultant fees, marketing technology and analytics tools, promotional credits, incentives, and referral programs, sales and business development personnel, and partnership and channel arrangements.

Ongoing Compliance, Accounting, Reporting & Insurance: A portion of the proceeds is expected to be used for ongoing compliance, accounting, reporting, and insurance obligations, including the Issuer's continuing disclosure obligations under Regulation Crowdfunding and other applicable securities laws, the preparation and filing of annual reports, and the maintenance of appropriate insurance coverage, as well as related costs and expenses, which may include legal and regulatory counsel, audit, review, and other accountant fees, bookkeeping and financial reporting systems, transfer agent, escrow agent, and filing agent fees, tax preparation and franchise fees, federal, state and local income taxes, entity qualification and registration costs, and premiums for directors' and officers' liability, general liability, cyber, and other coverages. The amount and timing of these expenditures will depend on a variety of factors, including the number of holders of the Issuer's securities, changes in applicable laws, rules, and accounting standards, the scope of any audit or review required, the availability and cost of insurance coverage, and the Issuer's overall financial condition.

MANAGERS, OFFICERS, AND KEY PERSONS[4]

The managers, officers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ryan Masten	CTO & Co-Founder	CTO & Co-Founder of the Issuer Manager Representative for one of the Company's Managers, Oasis Holdings, Ltd., LLC	BBA, IT, Colorado Tech, 2005; MS, Network Security, Capitol Technical University, 2008
Christopher Price	CEO & Co-Founder	CEO & Co-Founder of the Issuer Manager Representative for one of the Company's Managers, TraderSumo LLC	N/A
David Lojko	CMO & Co-Founder	CMO & Co-Founder of the Issuer Manager Representative for one of the Company's Managers, Natural Workflow LLC	BS, Information Technology, Kaplan University, 2010; Associate in Science in Business Administration, Johnson & Wales University, 2010
Kristina Masten	Customer Support & Finance Manager	Finance Manager of the Issuer	BBA, Finance, Colorado Tech, 2013
Jared White	Director of Engineering	Director of Engineering of the Issuer CTO of Earn2Trade LLC	Associate's Degree, Pensacola State College - General Studies, 2006

Biographical Information

Ryan Masten: Chief Technology Officer and Co-Founder

Ryan Masten is an experienced technology executive with a demonstrated history of success in the information technology industry. Specializes in strategic leadership, technological innovation, and reliability. For over 30 years, Mr. Masten has had a proven track record in building, managing, and scaling software, finance, security, and business consulting services.

He received a Bachelor of Business Administration in Information Technology (Cum laude) from Colorado Technical University as well as a Master of Science in Network Security from Capitol Technology University (Summa cum laude) which is widely recognized by the National Security Agency and Department of Homeland Security. His software and interface designs have received editorial coverage in Reader's Digest, New York Times, Wall Street Journal, SmartMoney, Prevention Magazine, and the British Medical Journal.

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[4] The Manager Committee ("**Manager Committee**") of the Company is comprised of the following managers: (i) Natural Workflow LLC, TraderSumo LLC, and Oasis Holdings, Ltd., LLC (collectively, the "Managers" and each, a "Manager").

Mr. Masten was a Founder and CTO of Earn2Trade, a globally recognized futures trader education and evaluation platform. He is a former Commodity Trading Advisor (CTA) and previously held the Series 3, 30 and 34 licenses, qualifying him to operate within NFA-regulated futures and forex markets. While operating his CTA, it received multiple top performance awards for futures trading in the Financial/Metals markets.

Christopher Price: Chief Executive Officer and Co-Founder

Christopher Price is a futures trader, United States Air Force veteran, and former intelligence analyst within the NSA. He operated within the Middle East within a combat SIGINT augmentation team, providing strategic and tactical intelligence to Special Forces in combat zones. Christopher specializes in complex problem solving and pattern recognition. He has over a decade of clandestine experience within the intelligence community, and nearly 15 years trading personal capital.

David Lojko: Chief Marketing Officer and Co-Founder

David Lojko is a product strategist, futures trader, and former Commodity Trading Advisor (CTA) with a deep foundation in derivatives markets, systematic trading, and financial technology. He operates at the intersection of capital markets, trader development, and financial infrastructure. David previously held the Series 3, 34 (Retail Off-Exchange Forex Examination) licenses, qualifying him to operate within NFA-regulated futures and forex markets. As a CTA, he developed and managed structured trading methodologies grounded in disciplined risk management, volatility modeling, and probability-based execution. His philosophy emphasizes capital preservation, asymmetric opportunity, and systematic decision-making over emotion.

He was a Co-Founder of Earn2Trade, a globally recognized futures trader education and evaluation platform. During his tenure, David helped design performance-based evaluation frameworks that simulated professional trading conditions and institutional risk controls. The platform went on to support thousands of traders worldwide in developing disciplined, rule-based trading practices. His involvement centered on building structured assessment models that bridged the gap between retail ambition and professional trading standards.

Beyond trading, David has led financial technology initiatives focused on automation, underwriting logic, servicing systems, compliance workflows, and accounting integrations. He specializes in translating complex financial mechanics into scalable, rules-driven software systems that improve clarity, control, and operational leverage.

Earlier in his career, David was recognized as a Platinum Award-Winning Digital Marketer, developing high-performance campaigns driven by analytics, behavioral data, and measurable ROI. That analytical discipline continues to inform his work across trading and product strategy.

At his core, David builds systems, whether in markets or software. His work consistently centers on structure, precision, and long-term compounding advantage.

Kristina Masten: Customer Support & Finance Manager

Kristina has led accounting and customer service since 2013. Kristina oversees the company's financial administration and bookkeeping, managing day-to-day accounting while supporting the overall financial health of the business. She has played an active role in establishing the company's financial systems and is responsible for maintaining accurate records, monitoring cash flow, and supporting informed financial decision-making. In addition to her financial responsibilities, she oversees customer service and support, ensuring every client receives responsive, personalized assistance and a positive experience. Her attention to detail, organizational skills, and commitment to excellence help create a solid operational foundation as the company grows.

Jared White: Director of Engineering

Jared has been developing software professionally since 2010, and has been in the fintech and sim-to-funded industry since 2016. He's architected, supervised and overseen the development of multiple trading platforms and prop firms over that time.

Since 2016, he's worked as architect, director and CTO for different prop firms, particularly Earn2Trade and affiliated companies. Jared chose to join TRADEFUNDED because of the massive, industry changing, potential seen in TRADEFUNDED that only a prop firm industry veteran can truly appreciate.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer is authorized to issue units (the "**Units**"). The Issuer is authorized to issue 10,000,000 Units of which (a) 6,500,000 Units are allocated to Founding Members (as defined in the Operating Agreement), all of which are issued and outstanding, (b) 1,000,000 Units are allocated to Seed Investors (as defined in the Operating Agreement), all of which are issued and outstanding, (c) 2,000,000 Units are allocated to the Regulation CF Reserve (as defined in the Operating Agreement), none of which are issued and outstanding, and (d) 500,000 Units are allocated to the Company Reserve (as defined in the Operating Agreement), none of which are issued and outstanding.

The Company's Operating Agreement expresses the fully-diluted percentage of Units, including reserves for this Offering, reserves of unallocated interests, and the issued and outstanding Units as the "**Percentage Interest**".[5] Reserved or unissued interests (including any Company reserve/unallocated interests) are not issued Units and shall not be counted for purposes of distributions, allocations, or voting until such interests are issued to admitted Members.

Outstanding Units

As of the date of this Form C, the Issuer's outstanding Units consist of:

Type	Units
Amount Outstanding	7,500,000 Units; provided, that such issued Units represent 75% of the Percentage Interests (including the reserves)
Voting Rights	Determined based solely on issued Percentage Interests with each Member's relative share calculated as their Percentage Interest divided by the total issued Percentage Interests
Anti-Dilution Rights	None
Other Rights	All Units are subject to a right of first refusal. The Company maintains the first right and option to purchase Units, and if the Company does not exercise its option, each other member of the Company may purchase its pro rata share of Units being sold.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Units that may dilute the Securities.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has zero additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Issuer has zero debt outstanding.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power, along with the amount they own.

[5] Percentage Interests are stated on a fully diluted basis, reflecting the Company's capital structure based on ten million (10,000,000) total Units. Until reserved Units are issued to admitted Members, distributions, allocations, voting, consent rights, and other rights based on ownership shall be determined solely by reference to issued Units, with each Member's relative interest calculated based on the Units held by such Member relative to the total issued Units.

Name[6]	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Oasis Holdings, Ltd., LLC	3,000,000 Units	40%
TraderSumo LLC	1,700,000 Units	22.67%
Natural Workflow LLC	1,500,000 Units	20%

[6] Oasis Holdings, Ltd., LLC's Units are excluded from certain vesting conditions outlined in the Operating Agreement and are fully vested. 100% of the Units of each of Natural Workflow LLC, TraderSumo LLC, and Bethlem Royal Holdings LLC (each a "**Vesting Member**") shall not vest unless and until a Liquidity Event (as defined in the Operating Agreement) occurs. Under Section 5.7 of the Operating Agreement, each Vesting Member shall be entitled to receive distributions with respect to all Units held by such Vesting Member, whether vested or unvested, and shall be allocated Profits and Losses based on the Percentage Interest corresponding to all such Units. Each Vesting Member shall also retain the voting, consent, and other Member rights associated with all Units held by such Vesting Member, whether vested or unvested, except as otherwise expressly provided in the Operating Agreement.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of June 30, 2026 the Issuer had an aggregate of $160,037.37 in cash and cash equivalents, leaving the Issuer with approximately 24-36 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

On July 2, 2026, the Company filed with the Internal Revenue Service an election on Form 8832 to be classified as an association taxable as a corporation for U.S. federal income tax purposes, with a requested effective date of February 10, 2026. The election has been filed but has not been accepted by the Internal Revenue Service. See the sections titled "**Risk Factors**" and "**Tax Matters**."

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Units	$0	Such issued Units represent 65% of the Percentage Interests	General Working Capital	April 7, 2026	Section 4(a)(2)
SAFEs	$250,000	9 SAFEs	General Working Capital	March 12, 2026 – April 6, 2026	Reg D, 506(b)
Units	N/A; Conversion of SAFEs	Such issued Units represent 10% of the Percentage Interests	General Working Capital	April 7, 2026 – April 9, 2026	Section 4(a)(2)

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- The Managers of the Issuer hold 6,200,000 Units, representing 82.67% of the voting power of the Issuer's outstanding Units.
- The Company entered into certain SAFEs with certain investors, including TraderSumo LLC, one of the Company's Managers.

TAX MATTERS

The Company is a Delaware limited liability company. On July 2, 2026, the Company filed with the Internal Revenue Service an election on Form 8832 to be classified as an association taxable as a corporation for U.S. federal income tax purposes, with a requested effective date of February 10, 2026, the Company's date of formation. Because the election was filed more than 75 days after the requested effective date, the Company also requested late classification relief under Revenue Procedure 2009-41. If relief is granted, the Company will be treated as having been classified as an association taxable as a corporation from February 10, 2026. If relief is not granted, the election will be effective on the date 75 days before the date on which it was filed, and the Company will be treated as having been classified as a partnership until that date and as an association taxable as a corporation thereafter. Under either outcome, the Company is classified as an association taxable as a corporation for all periods beginning on or before the commencement of this Offering.

As a result, the Company is subject to U.S. federal income tax on its taxable income at the corporate rate, items of the Company's income, gain, loss, deduction and credit are not allocated to Members, and distributions, if any, will be treated as dividends to the extent of the Company's current and accumulated earnings and profits, then as a return of capital to the extent of a Member's adjusted tax basis in its Units and thereafter as gain from the sale of the Units. No Investor purchasing Units in this Offering will receive a Schedule K-1 with respect to the Units. State and local income tax treatment of the Company and of an investment in the Units may differ from the U.S. federal income tax treatment described in this Form C.

Relief under Revenue Procedure 2009-41 is not self-executing. The Internal Revenue Service determines whether the requirements for relief have been satisfied and notifies the entity of the result of its determination. The Company has not received that notice as of the date of this Form C, and the Company can give no assurance that relief will be granted, that the Internal Revenue Service will accept the election as filed, or that the Internal Revenue Service will agree with the Company's determination of its classification. The Company prepares its financial statements and conducts its tax reporting on the basis of its own determination of its classification, without confirmation from the Internal Revenue Service. See the section titled "**Risk Factors**."

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States persons are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Distributions treated as dividends for United States federal income tax purposes generally will be subject to United States withholding tax at a rate of thirty percent (30%), unless reduced under an applicable income tax treaty and the Investor timely provides properly completed documentation establishing eligibility for the reduced rate.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.tradefunded.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating

to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

ISSUER:

TRADEFUNDED LLC

By: ______________________________
Name: Christopher Price
Title: Chief Executive Officer
Date: September 16, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Oasis Holdings, Ltd., LLC, the Company's Manager

By: ______________________________
Name: Ryan Masten
Title: Manager Representative
Date: September 16, 2026

TraderSumo LLC, the Company's Manager

By: ______________________________
Name: Christopher Price
Title: Manager Representative
Date: September 16, 2026

Natural Workflow LLC, the Company's Manager

By: ______________________________
Name: David Lojko
Title: Manager Representative
Date: September 16, 2026

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

TRADEFUNDED LLC

FINANCIAL STATEMENTS

AS OF APRIL 30, 2026, AND FOR THE PERIOD FROM INCEPTION (FEBRUARY 10, 2026) TO APRIL 30, 2026

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
TradeFunded LLC
Dover, Delaware

We have reviewed the accompanying financial statements of TradeFunded LLC (the "Company"), which comprises the balance sheet as of April 30, 2026, and the related statement of operations, members' equity, and cash flow for the period from Inception (February 10, 2026) to April 30, 2026, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

May 22, 2026
Calabasas, CA 91302

TRADEFUNDED LLC
BALANCE SHEET
(UNAUDITED)

As of April 30,		2026
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$	226,885
Total Current Assets		**226,885**
Total Assets	**$**	**226,885**
LIABILITIES AND MEMBERS' EQUITY		
Total Liabilities		-
MEMBERS' EQUITY		
Members' Equity		226,885
Total Members' Equity		**226,885**
Total Liabilities and Members' Equity	**$**	**226,885**

See accompanying notes to financial statements.

TRADEFUNDED LLC

STATEMENT OF OPERATIONS

(UNAUDITED)

For the Period from the Inception (February 10, 2026) to		April 30, 2026
(USD $ in Dollars)		
Net Revenue	$	-
Cost of Goods Sold		-
Gross Profit		**-**
Operating Expenses		
General and Administrative		23,388
Total Operating Expenses		**23,388**
Operating Loss		**(23,388)**
Interest Expense		-
Other Income		273
Loss Before Provision for Income Taxes		**(23,115)**
Provision/(Benefit) for Income Taxes		-
Net Loss	**$**	**(23,115)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Inception date (February 10, 2026)	**$**	**-**
Proceeds from issuance of Membership Interests (via SAFE conversion)		250,000
Net Loss		(23,115)
Balance—April 30, 2026	**$**	**226,885**

See accompanying notes to financial statements.

TRADEFUNDED LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)

For the Period from the Inception (February 10, 2026) to		April 30, 2026
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(23,115)
Net Cash Used In Operating Activities		**(23,115)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issuance of Membership Interests (via SAFE conversion)		250,000
Net Cash Provided by Financing Activities		**250,000**
Change in Cash		**226,885**
Cash —Beginning of The Year		-
Cash—End of The Year	**$**	**226,885**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest		
Cash Paid During the Year for Income Taxes	$	-

See accompanying notes to financial statement

1. NATURE OF OPERATION

TradeFunded LLC was formed on February 10, 2026, in the state of Delaware. The financial statements of TradeFunded LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, Delaware.

TradeFunded LLC is a Delaware-based financial technology company that develops and operates a trader evaluation and onboarding platform for retail futures traders. The Company expects to generate revenue primarily through the sale of simulated trading evaluation credits, through which candidates demonstrate trading skill, discipline, and risk management under defined performance criteria. Qualified candidates may be extended offers to join the Company's trading program, subject to Company discretion and applicable agreements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of April 30, 2026, the Company's cash did not exceed FDIC insured limits.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

As of April 30, 2026, the Company has not yet commenced principal revenue-generating operations and accordingly no revenue has been recognized during the period presented.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> ***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
>
> ***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
>
> ***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. EQUITY AND CAPITALIZATION

The following table summarizes the units outstanding as of April 30, 2026:

As of Year Ended April 30, 2026

Member's name	Ownership percentage
Oasis Holdings, Ltd., LLC	30.0%
TraderSumo LLC	15.0%
Natural Workflow LLC	15.0%
Bethlem Royal Holdings LLC	5.0%
Seed Investors (ex. SAFE holders)	10.0%
Reserve	25.0%
TOTAL	**100.0%**

TradeFunded LLC is a Delaware manager-managed limited liability company. The Company is managed exclusively by a Manager Committee consisting of three Managers: Oasis Holdings, Ltd., LLC, TraderSumo LLC, and Natural Workflow LLC. Members, in their capacity as members, have no authority to bind the Company or participate in management decisions.

As of April 30, 2026, the Company has thirteen Members. Founding Members hold 65% of issued Percentage Interests, and nine Seed Investors collectively hold the remaining 10% of issued Percentage Interests following the conversion of SAFEs in April 2026. An additional 20% is reserved for a future Regulation CF offering, and 5% is held as an unallocated Company reserve.

Distributions, when declared by the Manager Committee, are made first by allocating 5% of Pre-Distribution Cash to the Funded Trader Profit Share Pool, with remaining Distributable Cash allocated to Members pro rata based on issued Percentage Interests. During the Accelerated Return Period, Seed Investors receive a priority allocation from Oasis Holdings' distributable share until each Seed Investor has recovered 100% of their invested capital. Transfers of Membership Interests are restricted and subject to Right of First Refusal provisions outlined in the Operating Agreement.

4. INCOME TAXES

The Company is organized as a limited liability company and is treated as a partnership for U.S. federal and state income tax purposes. As such, the Company is generally not subject to federal income taxes. Instead, the Company's taxable income or loss is passed through to its members and is reported on the members' individual income tax returns.

Accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

The Company evaluates uncertain tax positions in accordance with accounting guidance for income taxes. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require recognition or disclosure in the financial statements.

The Company's tax returns are subject to examination by federal and state taxing authorities generally for a period of three years from the date the returns are filed. As of April 30, 2026, the Company had no examinations in progress.

5. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of April 30, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. RELATED PARTY TRANSACTIONS

During the period ended April 30, 2026, the Company incurred $10,000 in expenses payable to Bethlem Royal Holdings LLC (founding member of the Company holding a 5.0% Membership Interest) for software development and technology services, comprised of two payments of $5,000 each on April 16, 2026 and May 4, 2026.

During the period ended April 30, 2026, the Company made net payments to Ryan Masten (Manager Representative of Oasis Holdings, Ltd., LLC, a Founding Member and Manager of the Company holding a 30.0% Membership Interest.) totaling $8,042 for expense reimbursements and related operational costs. As of April 30, 2026, the balance of the Due to Owner — Ryan Masten liability account was $0.

7. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

EXHIBIT B

Subscription Agreement

TRADEFUNDED LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Managers of:

TRADEFUNDED LLC
8 The Green, Suite A
Dover, DE 19901

The undersigned (the "**Investor**") understands that TRADEFUNDED LLC, a Delaware limited liability company (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 1,942,857 of its Units ("**Securities**") at a price of $0.35 per Unit (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $74,999.75 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $679,999.95 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities on a first-come, first-served basis. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission as follows: greater of (A) $15,000.00 or (B) the amount determined pursuant to the following schedule: (1) 0% of any amounts raised up to $100,000.00, and (2) 6% of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00. The Company has paid the Portal a non-refundable fee of fifteen thousand dollars ($15,000.00) related to certain onboarding expenses. In addition, the Company will pay the Portal

a securities commission equivalent to two percent (2%) of the total number of Securities sold in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/tradefunded (the "**Deal Page**").

1. Subscription; Custodian; Securities Entitlement; Irrevocable Proxy.

(a) Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's total subscription amount as indicated on the signature page hereto and/or through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 2. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

(b) Custodian; Security Entitlement. The Company and the Investor authorize BitGo Bank & Trust, National Association, and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "security entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. The Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investor acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void. The Securities will be held by the Custodian subject to the terms of that certain Custody Agreement and that certain Omnibus Nominee Trust Agreement described in, and attached as exhibits to, the Form C, and the Investor will execute, and will cause any permitted transferee of the Securities to execute, an Omnibus Nominee Trust Agreement in connection with any issuance or transfer of the Securities.

(c) Irrevocable Proxy and Power of Attorney. Immediately prior to any issuance and delivery of the Securities to the Custodian, the Investor hereby constitutes and appoints as the proxy of the Investor and hereby grants a power of attorney and right to either (i) the then-serving Chief Executive Officer or (ii) any manager on the Manager Committee of the Company to the maximum extent permitted by applicable law, with full power of substitution and resubstitution and power to act alone, as the undersigned's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect to the Securities that now are or hereafter may be owned by the Investor, whether directly or indirectly, and any and all other units or securities of the Company issued or issuable in respect thereof on or after the date hereof (together, the "**Proxy Units**"). The proxy and power of attorney identified above is hereby authorized and empowered by the undersigned to act as Investor's proxy and attorney-in-fact to vote, and consent with respect to, the total number of Proxy Units in respect of the Investor at every annual and special meeting of the members of the Company, including any postponement, recess or adjournment thereof, or in any other circumstance, however called, and to execute consents, approvals

and waivers on any matter submitted to the undersigned or any other class of units of the Company for written consent or written resolution, or to vote at a meeting of members or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents under the Operating Agreement, applicable law or as otherwise authorized thereunder). Any and all prior proxies and power of attorney given by the Investor with respect to the Securities or the Proxy Units are hereby revoked and Investor shall not hereafter purport to grant any other proxy or power of attorney with respect to any of the Proxy Units, deposit any of the Proxy Units into a voting trust or enter into any agreement (other than this Agreement and the Investment Agreements), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Proxy Units, in each case, with respect to any of the matters set forth herein. The foregoing proxy and power of attorney, and each of them, is coupled with an interest and is irrevocable until, and the Investor agrees not to grant any subsequent proxies with respect thereof that will become effective prior to, the tenth anniversary of the date of this Subscription Agreement is accepted by the Company, upon which date this proxy shall terminate, but until such date, it shall remain in full force and effect, including, for the avoidance of any doubt, upon and after the issuance and delivery of the Securities to the Custodian. The Investor confirms and agrees that it will do all things and execute all documents needed, required or requested by the Company to give full force and effect to the provisions of this Section 1(c).

2. Closing.

(a) Closing. Subject to Section 2(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each a "**Closing Date**") in accordance with the Form C.

(b) Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount;

(iii) to the extent Investor's subscription is accepted by the Company, the Investor agrees that the Securities may become subject to certain of the terms of, or may be required to execute, one or more agreements with the Company, including, that certain Second Amended and Restated Limited Liability Company Operating Agreement dated June 18, 2026, as amended and/or restated from time to time, which is attached hereto as **Exhibit A** ("**Operating Agreement**") (collectively, the "**Investment Agreements**"), and Investor (x) shall execute and deliver any Investment Agreement in its capacity as a member of the Company and any and all other documents requested by the Company to reflect that Investor and the Securities shall be subject to the terms and conditions of any such Investment Agreement and (y) hereby irrevocably confirms, adopts, and applies the conformed signature included in the form attached hereto as **Exhibit B**, as its signature, and that by delivering such counterpart signature, Investor agrees to be bound as a member in accordance with the Operating Agreement and intends such counterpart signature to be a valid and binding commitment of Investor; and

(iv) the representations and warranties of the Company contained in Section 5 hereof and of the Investor contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3. Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. Investor's Representations. The Investor represents and warrants to the Company and the Company's agents as follows:

(a) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b) The Investor acknowledges and agrees to having reviewed the Company's Operating Agreement, attached hereto as **Exhibit A**, and further acknowledges and agrees that the Operating Agreement may be amended and/or restated from time to time.

(c) The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(d) The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(e) The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering, and the Investor's investment in the Securities.

(f) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(g) The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(h) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(i) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(j) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(k) The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(l) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(m) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(n) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(o) The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration

statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(p) The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(q) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(r) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(s) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(t) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(u) The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(v) If the Investor is a corporate entity: (i) such corporate entity is duly formed

or incorporated, validly existing and in good standing under the laws of the state of its formation or incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current operating agreement, charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(w) The Investor acknowledges and agrees that, in addition to the transfer restrictions imposed by Regulation Crowdfunding and applicable federal and state securities laws, Section 12.1 of the Operating Agreement provides that a Member shall not Transfer (as defined in the Operating Agreement) all or any portion of its Securities without the written consent of the Manager Committee, which consent may be withheld in the Manager Committee's sole and absolute discretion. The Investor understands that these Operating Agreement transfer restrictions are in addition to, and may be more restrictive than, the transfer restrictions imposed by Regulation Crowdfunding.

(x) HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(y) The Investor acknowledges and agrees that (i) the Company will issue only whole Securities and no fractional Securities will be issued under this Subscription Agreement or in connection with the Offering, (ii) if the Investor's aggregate subscription amount is not evenly divisible by the Purchase Price, the number of Securities issued to the Investor will be rounded down to the nearest whole Security, (iii) any excess amount will be returned to the Investor without interest, deduction or further obligation of the Company and (iv) the Investor will have no claim against the Company, the Portal, or the Custodian in respect of any such rounding or excess amount.

5. Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a) Corporate Power. The Company is a limited liability company formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Operating Agreement, Investment Agreements or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current Operating Agreement; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e) No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company

(f) Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g) Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, manager and/or member approvals which have been properly obtained, made or effected, as the case may be, (ii) any qualifications or filings under applicable securities laws, and (iii) any consents required under the Company's loan agreements, which the Company shall use commercially reasonable efforts to obtain prior to or contemporaneously with the Closing.

(h) Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and provided to its investors the ongoing annual reports required under Regulation Crowdfunding during the

two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(i) Transfer Agent. The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities

(j) No Additional Capital Contributions. The Company represents and warrants that Investors who purchase Securities in the Offering shall not be required to make any Additional Capital Contributions pursuant to Section 7.2 of the Operating Agreement or otherwise under the Operating Agreement or any other agreement with the Company, whether in connection with the operating expenses, working capital needs, capital improvements, debt service, or any other obligations of the Company. The Investor's sole financial obligation to the Company shall be the payment of the Purchase Price for the Securities as set forth in this Subscription Agreement. The Company covenants that it shall not call upon, assess, or otherwise require any Investor who purchases Securities in the Offering to contribute any additional capital to the Company beyond the Purchase Price, and no such Investor shall have any personal liability for the debts, obligations, or liabilities of the Company in excess of such Investor's Capital Contribution. To the extent that Section 7.2 of the Operating Agreement or any other provision of the Operating Agreement could be construed to impose an obligation on any such Investor to make Additional Capital Contributions, the Company hereby irrevocably waives any right to enforce such obligation against any Investor who purchases Securities in this Offering, and the Company shall cause the Operating Agreement to be amended to the extent necessary to give effect to this representation and covenant.

(k) Intellectual Property. The Company owns or has a valid right to use all intellectual property rights that it requires to carry on its business in all material respects in the manner set out in the Form C. To the Company's knowledge, none of the Company's intellectual property rights are being infringed by any person, and none of the Company's current activities infringe upon the intellectual property rights of any person, except, in each case, as would not reasonably be expected to have a material adverse effect on the Company or its operations.

(l) Indebtedness. Except as set forth in the Form C, the Company has no material borrowings or indebtedness for borrowed money other than those incurred in the ordinary course of business, and the Company has not given any material guarantee, indemnity or bond or created any security for or in respect of liabilities, actual or contingent, of any other person. To the Company's knowledge, there are no mortgages, security interests or liens over any of the assets of the Company other than as disclosed in the Form C or permitted under the Company's existing credit facilities.

(m) Litigation. Except as set forth in the Form C, there are no material disputes, criminal proceedings or litigation, current or, to the Company's knowledge, threatened, between the Company or any of its officers or managers and any third party, and neither the Company nor any of its officers or managers has been convicted of any criminal offense involving fraud, theft, false accounting, tax offenses or other dishonesty.

(n) Material Agreements. All material agreements to which the Company is a party have been complied with in all material respects by the Company and, to the Company's knowledge, by each other party thereto, and, to the Company's knowledge, constitute valid, binding and enforceable obligations of the parties thereto. No written notice of any intention to terminate or repudiate, or of any material default under, any such agreement has been given or received by the Company, and no such agreement prevents the Company from entering into or performing this Subscription Agreement.

(o) No Insolvency. The Company is not insolvent, has not made a general assignment for the benefit of its creditors, has not entered into any scheme of arrangement or similar arrangement with its creditors and is not the subject of any voluntary or involuntary bankruptcy, insolvency, receivership or

similar proceeding, and no order or resolution for the winding up or dissolution of the Company has been made or passed.

(p) Disclosures. Each factual statement set forth in the Form C is true and accurate in all material respects as of the date on which it was made, each aspirational statement set forth in the Form C represents the genuine aspirations of the Company and its Manager Committee as of the date hereof, and the Form C, taken as a whole, presents a fair and reasonable portrayal of the business of the Company as of the date hereof. Each document, statement and other submission provided by the Company and its officers and managers to the Portal during the Portal's due diligence investigation is true and accurate in all material respects and, to the knowledge of the Company and its officers and managers, contains no material omissions.

6. Indemnification. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, managers, members, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company, the Portal, and the Custodian and each of their respective founders, officers, directors, managers, members, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7. Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Company, the Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

8. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

9. Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor or the Company from time to time designate in writing in or through the Portal.

10. Governing Law; Submission to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

11. Entire Subscription Agreement. This Subscription Agreement, together with the Form C, and Investment Agreements constitutes the entire agreement between the parties hereto with respect to the

subject matter hereof and supersedes all prior and contemporaneous agreements, representations, warranties, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto. This Subscription Agreement may be amended only as provided in Section 12. The Investor acknowledges and agrees that, in entering into this Subscription Agreement and subscribing for the Securities, the Investor has not relied upon, and shall have no right or remedy in respect of, any statement, representation, assurance, warranty or undertaking (whether made innocently or negligently) made by or on behalf of the Company, the Portal or any of their respective affiliates, directors, officers, employees, agents or advisors, other than as expressly set forth in this Subscription Agreement and the Form C. The Investor irrevocably and unconditionally waives any right it may have to claim damages or to rescind this Subscription Agreement by reason of any misrepresentation (other than a fraudulent misrepresentation) not contained in this Subscription Agreement or the Form C. Nothing in this Section 11 shall operate to limit or exclude any liability for fraud or fraudulent misrepresentation, and nothing in this Section 11 shall be deemed to constitute a waiver of the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

12. Waiver, Amendment.

(a) Any provision of this Subscription Agreement may be amended, waived or modified by the written agreement of the Company and the Investor, and any such amendment, waiver or modification shall be binding solely on the Company and the Investor.

(b) In addition to the foregoing, any provision of this Subscription Agreement may be amended, waived or modified upon the written consent of the Company and the holders of a majority in interest of the Securities sold in this Offering (the "**Requisite Holders**"), and any such amendment, waiver or modification approved by the Requisite Holders shall be binding on and effective against all Investors who have purchased Securities in this Offering, whether or not such Investor has individually consented thereto; *provided, however*, that any such amendment, waiver or modification that would disproportionately and adversely affect any Investor relative to the other holders of Securities sold in this Offering shall require the prior written consent of such affected Investor.

(c) The Investor, by executing this Subscription Agreement, acknowledges and agrees to be bound by any amendment, waiver or modification duly approved by the Requisite Holders in accordance with this Section 12 and irrevocably waives any right to challenge the validity or enforceability of any such amendment, waiver or modification on the grounds that the Investor did not individually consent thereto.

13. Waiver of Jury Trial. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

15. Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

20. Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

21. Data Protection. The Investor acknowledges that the Company and its affiliates, agents and service providers (including the Portal and the Custodian) will collect, store, process and use personal data relating to the Investor (and, where the Investor is an entity, its directors, officers, employees, beneficial owners and authorized signatories) in connection with the Offering, the administration of the Investor's investment in the Securities and compliance with applicable legal and regulatory obligations, including anti-money laundering, know-your-customer, sanctions and tax reporting requirements. The Investor acknowledges and agrees that such personal data may be disclosed or transferred to (i) the SEC, the IRS, the Financial Crimes Enforcement Network and other governmental, tax or regulatory authorities in any relevant jurisdiction, (ii) the Company's professional advisors, auditors, administrators and service providers, (iii) the Portal, the Custodian and their respective affiliates and agents and (iv) any other person where such disclosure is required by applicable law or regulation. Where the Investor provides personal data relating to any third party (including directors, officers, employees, beneficial owners and authorized signatories), the Investor represents and warrants that it has obtained all necessary consents and authorizations from such third party for the collection, processing, disclosure and transfer of such personal data for the purposes described in this Section 21. The Company will maintain commercially reasonable technical and organizational measures designed to protect such personal data against unauthorized or unlawful processing and against accidental loss, destruction or damage, in accordance with applicable data protection laws.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of ____________.

COMPANY:

TRADEFUNDED LLC

OASIS HOLDINGS, LTD., LLC, THE COMPANY'S MANAGER

By: ________________________________
Name: Ryan Masten
Title: Manager Representative

TRADERSUMO LLC, THE COMPANY'S MANAGER

By: ________________________________
Name: Christopher Price
Title: Manager Representative

NATURAL WORKFLOW LLC, THE COMPANY'S MANAGER

By: ________________________________
Name: David Lojko
Title: Manager Representative

INVESTOR:

By:_____________________
Name:___________________
Title:___________________

Price per Security: ____________________
Number of Securities Purchased: __________
Total Subscription Amount: _____________

<u>EXHIBIT A</u>

(Second Amended and Restated Limited Liability Company Operating Agreement dated June 18, 2026)

TradeFunded Operating Agreement

2ND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

TRADEFUNDED LLC

A Delaware Limited Liability Company
Effective Date: June 18th, 2026

THIS 2ND AMENDED AND RESTATED OPERATING AGREEMENT IS ENTERED INTO BY AND AMONG THE MEMBERS AND THE MANAGERS IDENTIFIED HEREIN, PURSUANT TO AND IN ACCORDANCE WITH THE DELAWARE LIMITED LIABILITY COMPANY ACT (6 DEL. C. § 18-101 ET SEQ.). THIS AGREEMENT AMENDS, RESTATES, AND SUPERSEDES IN ITS ENTIRETY THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF TRADEFUNDED LLC DATED 4/7/2026, 2026 (THE "Prior A&R Agreement").

2ND AMENDED AND RESTATED OPERATING AGREEMENT OF TRADEFUNDED LLC

THIS 2ND AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "***Agreement***") of **TradeFunded LLC**, a Delaware limited liability company (the "***Company***"), is entered into as of June 18th, 2026 (the "***Effective Date***"), by and among the Members of the Company, as reflected in the Member Register maintained by the Company, and the Managers identified in Article VI.

RECITALS

WHEREAS, the Company was formed as a limited liability company under the laws of the State of Delaware by the filing of a Certificate of Formation with the Delaware Secretary of State;
WHEREAS, the Company and its Members previously entered into that certain Amended and Restated Limited Liability Company Operating Agreement of the Company dated 4/7/2026 (the "***Prior A&R Agreement***"), pursuant to which, among other things, the Company reflected the conversion of certain SAFEs into Membership Interests;
WHEREAS, the Members and the Managers now desire to amend and restate such Prior A&R Agreement in its entirety to, among other things, denominate the Membership Interests in Units and reflect the Company's capitalization on a unit-based basis, without changing the relative economic rights of the Members except as expressly set forth herein;
NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I — DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:
"Act" means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time.
"Agreement" means this 2ND Amended and Restated Limited Liability Company Operating Agreement of the Company, as further amended, restated, or supplemented from time to time.
"Applicable Service Provider" means, with respect to each Vesting Member, the natural person serving as such Vesting Member's Manager Representative or other principal service provider associated with such Vesting Member.
"Bankruptcy" means with respect to any Person, the occurrence of any event described in Section 18-304 of the Act.
"Capital Account" means the account maintained for each Member in accordance with Section 7.3 of this Agreement.
"Capital Contribution" means the total amount of cash, the U.S. dollar equivalent of any Accepted Digital Assets, and the fair market value of any other property contributed to the Company by a Member. For purposes of this Agreement, ***"Accepted Digital Assets"*** means USD Coin (USDC) or such other U.S. dollar-denominated stablecoins as the Manager Committee may approve from time to time. Capital Contributions made in Accepted Digital Assets shall be valued at one U.S. dollar ($1.00) per unit of such digital asset at the time of transfer.
"Certificate" means the Certificate of Formation of the Company filed with the Delaware Secretary of State, as amended from time to time.
"Code" means the Internal Revenue Code of 1986, as amended.
"Company" means TradeFunded LLC, a Delaware limited liability company.
"Constructive Termination" means, with respect to a Vesting Member, the resignation of such Vesting Member or its Applicable Service Provider following the occurrence, without such Person's consent, of a material reduction in such Person's duties, authority, or responsibilities with respect to the Company, or a material breach by the Company of this Agreement or any written agreement with such Person; provided that such Person gives written notice to the Company describing the condition in reasonable detail within thirty (30) days after such Person first becomes aware of the condition, the Company fails to cure the condition within thirty (30) days after receiving such notice, and such Person resigns within thirty (30) days after expiration of the cure period.
"Disability" means, with respect to an Applicable Service Provider, such Person's inability, by reason of physical or mental incapacity, to perform the material duties of such Person's position for a period of ninety (90) consecutive days or one hundred twenty (120) days in any twelve-month period, as determined by the Manager Committee in good faith.
"Distributable Cash" means cash funds of the Company available for distribution as determined by the Manager Committee, after taking into account all debts, liabilities, and obligations of the Company then due, reasonable reserves established by the Manager Committee for anticipated expenses, contingencies, and working capital needs, and the TradeFunded Capital Funding Allocation described in Article XI.
"Economic Interest" means a Member's share of one or more of the Company's Profits, Losses, and distributions of the Company's assets, without any right to participate in the management or affairs of the Company.
"Fiscal Year" means the taxable year of the Company, which shall be the calendar year unless otherwise required by the Code.
"Founding Members" means, collectively, Oasis Holdings, Ltd., LLC, TraderSumo LLC, Natural Workflow LLC, and Bethlem Royal Holdings LLC.
"Liquidity Event" means the consummation of any of the following: (a) a sale of all or substantially all of the Company's assets; (b) a merger, consolidation, reorganization, sale of Units, or other transaction or series of related transactions resulting in a change of control of the

Company; (c) an initial public offering or other public listing of the Company's equity securities or the equity securities of any successor entity; or (d) a dissolution, liquidation, or winding up of the Company that results in a cash or property distribution to the Members. For purposes of this definition, a "change of control" means a transaction or series of related transactions in which the Members of the Company immediately before such transaction cease to own, directly or indirectly, a majority of the voting or economic interests of the Company or the surviving or successor entity immediately after such transaction.

"Majority Manager Approval" means the affirmative vote or written consent of at least two (2) of the Managers then serving (or, if fewer than three (3) Managers are then serving, the affirmative vote or written consent of all Managers then serving).

"Manager" or "Managers" means, collectively, Oasis Holdings, Ltd., LLC, TraderSumo LLC, and Natural Workflow LLC, or their respective successors or replacements appointed in accordance with Article VI. Each Manager shall designate a natural person as its representative to exercise the powers and perform the duties of such Manager (each, a "***Manager Representative***"). The initial Manager Representatives are: Ryan Masten (for Oasis Holdings, Ltd., LLC), Christopher Price (for TraderSumo LLC), and David Lojko (for Natural Workflow LLC).

"Manager Committee" means the Managers acting collectively as a body, with decisions made by Majority Manager Approval except for Reserved Matters, which require Unanimous Manager Approval.

"Member" means each Person who has been admitted as a member of the Company in accordance with this Agreement and the Act and who has not ceased to be a Member. The admission and current ownership of each Member shall be reflected in the Member Register.

"Member Register" means the current register maintained by or on behalf of the Company identifying each Member and, with respect to each Member, such Member's name, last known business, residence, or mailing address, email address, number of Units, Percentage Interest, Capital Contributions, date of admission, classification or designation, and such other information as the Manager Committee determines appropriate. The Member Register may be maintained electronically, need not be physically attached to or distributed with this Agreement, and may be updated by the Manager Committee in accordance with Section 16.2.

"Membership Interest" means a Member's entire limited liability company interest in the Company, including the Units held by such Member, such Member's Economic Interest, and any right to participate in the management of the Company as provided in this Agreement.

"Percentage Interest" means, with respect to each Member, the fully diluted percentage reflected for such Member in the Member Register, calculated by reference to the total Units comprising the Company's fully diluted capital structure under Article IV and Exhibit A, as adjusted from time to time in accordance with this Agreement. Reserved or unissued Units reflected on Exhibit A, including the Regulation CF Reserve and the Company Reserve/Unallocated Interests, are not issued Membership Interests and shall not be counted for purposes of distributions, allocations, or voting until such Units are issued to admitted Members. Distributions and allocations shall be made only to Members and shall be determined based on issued Units and relative issued Percentage Interests, subject to Article X. Percentage Interests represent ownership of the Company and govern allocations of Profits and Losses and distributions under Article X after giving effect to the TradeFunded Capital Funding Allocation described in Section 10.1(a).

"Person" means any natural person, corporation, limited liability company, partnership, trust, estate, association, or other legal entity.

"Pre-Distribution Cash" means cash funds of the Company available for distribution as determined by the Manager Committee, after taking into account all debts, liabilities, and obligations of the Company then due and reasonable reserves established by the Manager Committee for anticipated expenses, contingencies, and working capital needs, but before deduction of the TradeFunded Capital Funding Allocation.

"Profits and Losses" means for each Fiscal Year, the Company's taxable income or loss as determined for federal income tax purposes under Section 703(a) of the Code, with such adjustments as required under Treasury Regulation Section 1.704-1(b)(2)(iv).
"Regulation CF Reserve" means the Units representing twenty percent (20%) of the Company's fully-diluted Percentage Interests, reserved for issuance to investors in a future offering under Regulation Crowdfunding (Regulation CF) pursuant to Section 4(a)(6) of the Securities Act of 1933, as more fully described in Section 4.3.
"Reserved Matters" has the meaning set forth in Section 6.4.
"SAFE" means a Simple Agreement for Future Equity issued by the Company to seed investors, as more fully described in Article VIII.
"Seed Investor" means any Person who acquired or acquires Units in the Company through the conversion of a SAFE and whose ownership of such Units is reflected in the Member Register.
"Seed Investment Amount" means with respect to each Seed Investor, the aggregate amount of cash paid by such Seed Investor to the Company in exchange for one or more SAFEs that have been converted into Units.
"TradeFunded Capital Funding Allocation" means the contractual funding allocation described in Article XI, pursuant to which five percent (5%) of the Company's Pre-Distribution Cash is allocated for payment, contribution, or other transfer to TradeFunded Capital LLC, or such other subsidiary or Affiliate approved by the Manager Committee, for use in connection with such entity's ongoing operations, trading activities, working capital, service provider incentive arrangements, performance bonus arrangements, funded trader arrangements, or similar arrangements administered outside of the Company pursuant to the governing documents and agreements of such subsidiary or Affiliate.
"Transfer" means any sale, assignment, transfer, pledge, hypothecation, encumbrance, or other disposition, whether voluntary or involuntary, of all or any portion of a Membership Interest or any Units.
"Treasury Regulations" means the regulations promulgated under the Code by the United States Department of the Treasury, as amended from time to time.
"Unanimous Manager Approval" means the affirmative vote or written consent of all three (3) Managers then serving.
"Unit" means a unit representing a fractional part of a Membership Interest in the Company, having the rights, preferences, privileges, duties, restrictions, and limitations set forth in this Agreement. Units are used to evidence and calculate the Members' respective Percentage Interests and do not create any rights separate from the rights expressly provided in this Agreement.

ARTICLE II — FORMATION AND ORGANIZATION

Section 2.1. ***Formation.*** The Company was formed as a Delaware limited liability company by the filing of the Certificate of Formation with the office of the Secretary of State of the State of Delaware in accordance with the Act. The rights, powers, duties, obligations, and liabilities of the Members and the Managers shall be as provided in the Act, except as otherwise provided in this Agreement.
Section 2.2. ***Name.*** The name of the Company is "TradeFunded LLC." The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Manager Committee deems appropriate or advisable.
Section 2.3. ***Principal Office.*** The principal office of the Company shall be located at 8 THE GREEN STE A, DOVER DE 19901, or at such other place as the Manager Committee may designate from time to time.
Section 2.4. ***Registered Agent and Office.*** The registered agent and registered office of the Company in the State of Delaware shall be 8 THE GREEN STE A, DOVER DE 19901, or such

other agent and office as the Manager Committee may designate from time to time in accordance with the Act.
Section 2.5. ***Term.*** The Company shall have a perpetual existence unless dissolved in accordance with the provisions of this Agreement or the Act.
Section 2.6. ***Purpose.*** The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be organized under the Act. Without limiting the foregoing, the Company intends to develop, market, and operate a technology platform and related services, and to engage in such other business activities as the Manager Committee may determine from time to time.
Section 2.7. ***Authority.*** The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental, or convenient to or for the furtherance of the purposes set forth in Section 2.6, including the power to enter into contracts, borrow money, acquire and dispose of property, and engage in any other activities permitted by the Act.

ARTICLE III — MEMBERS AND MEMBERSHIP INTERESTS

Section 3.1. Founding Members. The Founding Members of the Company are identified in Article I, and their respective Units, Percentage Interests, Capital Contributions, and other ownership information shall be reflected in the Member Register. As of the date of this Agreement, the Founding Members hold, in the aggregate, Units representing sixty-five percent (65%) of the Company's fully diluted Percentage Interests.
Section 3.2. ***Admission of Additional Members.*** Additional Members may be admitted to the Company by Majority Manager Approval; provided that the issuance of any Units and any related offering or transaction shall comply with Article IV and any applicable Reserved Matter requiring Unanimous Manager Approval under Section 6.4. The terms and conditions of admission, including the Capital Contribution, number of Units, Percentage Interest, classification, and effective date of admission, shall be determined by the Manager Committee.

A Person shall be admitted as a Member upon (a) such Person's execution or acceptance of a joinder, counterpart, subscription agreement, SAFE, investment agreement, or other instrument evidencing such Person's agreement to be bound by this Agreement, (b) satisfaction of any other conditions of admission established by the Manager Committee, and (c) the recording of such Person's admission and ownership information in the Member Register.

The Manager Committee may determine that a separate joinder or counterpart is not required if another instrument executed or accepted by the Person provides that such Person will be bound by this Agreement upon admission.

Section 3.3. ***Membership Interests.*** Each Member's Membership Interest is represented by Units and represents such Member's rights in the Company, including the right to receive distributions, allocations of Profits and Losses, and such other rights as may be granted under this Agreement. Membership Interests and Units shall be considered personal property of the respective Members.

Section 3.4. ***No Authority of Members.*** No Member, acting solely in its capacity as a Member, shall have any authority to bind the Company or to take any action on behalf of the Company. The management and control of the Company shall be vested exclusively in the Manager Committee as set forth in Article VI.

Section 3.5. ***Liability of Members.*** Except as otherwise required by the Act or as expressly set forth in this Agreement, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

ARTICLE IV — CAPITAL STRUCTURE AND RESERVED UNITS

Section 4.1. ***Authorized Capital Structure.*** The Company's fully-diluted capital structure consists of ten million (10,000,000) Units, representing one hundred percent (100%) of the Company's fully-diluted Percentage Interests, allocated as follows as of the date of this Agreement:

(a) **Founding Members:** Six million five hundred thousand (6,500,000) Units, representing sixty-five percent (65%) of the Company's fully-diluted Percentage Interests, issued and outstanding as of the Effective Date, allocated among the Founding Members as summarized on Exhibit A and reflected in the Member Register;

(b) **Seed Investors:** One million (1,000,000) Units, representing ten percent (10%) of the Company's fully-diluted Percentage Interests, issued and outstanding following conversion of SAFEs, allocated among the Seed Investors as reflected in the Member Register;

(c) **Regulation CF Reserve:** Two million (2,000,000) Units, representing Twenty percent (20%) of the Company's fully-diluted Percentage Interests, reserved for issuance to investors in a future Regulation CF offering as described in Section 4.3; and

(d) **Company Reserve / Unallocated Interests.** Five hundred thousand (500,000) Units, representing five percent (5%) of the Company's fully diluted Percentage Interests, are designated as a Company Reserve. These Units are not issued and are not intended to be issued and exist solely for capitalization reference purposes. The Company Reserve shall not participate in allocations of Profits and Losses, distributions, or voting, and shall be disregarded in determining distribution percentages under Article X.

The Founding Members acknowledge and agree that the Regulation CF Reserve represent authorized but unissued Units. The issuance of reserved Units will proportionally dilute all existing Members' Percentage Interests on the basis set forth in this Article IV, Exhibit A, and the Member Register. The Founding Members consent to such dilution as a condition of this Agreement.

For the avoidance of doubt, the TradeFunded Capital Funding Allocation described in Article XI represents a contractual funding allocation of Pre-Distribution Cash and does not constitute a Membership Interest, Unit, profits interest, equity interest, or part of the Company's capital structure.

Section 4.2. ***Seed Investor Units.*** One million (1,000,000) Units, representing ten percent (10%) of the Company's fully-diluted Percentage Interests, were issued to Seed Investors in connection with the prior conversion of SAFEs and are allocated among the Seed Investors as reflected in the Member Register. Except as otherwise approved by Unanimous Manager Approval, no additional SAFEs or Units shall be issued to Seed Investors in excess of one million (1,000,000) Units, representing ten percent (10%) of the Company's fully-diluted Percentage Interests.

Section 4.3. ***Regulation CF Reserve.*** Two million (2,000,000) Units, representing twenty percent (20%) of the Company's fully-diluted Percentage Interests, are reserved for issuance to investors in a future offering under Regulation Crowdfunding (Regulation CF) pursuant to Section 4(a)(6) of the Securities Act of 1933. The terms of any Regulation CF offering, including pricing, minimum and maximum investment amounts, and the specific number of Units and corresponding Percentage Interests to be allocated, shall be determined by the Manager Committee at the time of such offering. The Manager Committee is authorized, but not obligated, to conduct a Regulation CF offering. If no Regulation CF offering is conducted within 1 year of the Effective Date, the Regulation CF Reserve shall expire and the reserved Units shall be reallocated to the then-existing Members pro rata based on their respective Percentage Interests, unless the Manager Committee

determines otherwise by Unanimous Manager Approval.

Section 4.4. *Distributions and Voting Pending Issuance.* Until reserved Units are issued to admitted Members:

(a) Distributions shall be made only to Members holding issued Units and shall be made in accordance with Article X based on issued Percentage Interests only;

(b) Voting and consent rights of Members shall be determined based solely on issued Units and the corresponding Percentage Interests; and

(c) The reserved Units shall not be counted in determining a "majority-in-interest" or other threshold requiring Member action.

Section 4.5. *Voluntary Contribution of Percentage Interests.*

(a) **Authorization.** Any Member (a "***Contributing Member***") may, at any time, voluntarily contribute all or any portion of such Member's Units and corresponding Percentage Interest to the Company or to a designated recipient, subject to the approval of the Manager Committee by Majority Manager Approval (or, if the Contributing Member is a Manager, with the consent of at least one other Manager). No Member may be compelled to contribute any portion of its Units or Percentage Interest under this Section 4.5.

(b) **Permitted Purposes.** A voluntary contribution under this Section 4.5 may be made for any lawful purpose, including but not limited to: (i) compensating a funding portal, placement agent, or other intermediary in connection with an offering of the Company's securities; (ii) granting equity to a key employee, advisor, consultant, or replacement Manager; (iii) funding an equity incentive pool; or (iv) any other purpose approved by the Manager Committee.

(c) **Mechanics.** The Contributing Member shall deliver written notice to the Manager Committee specifying: (i) the number of Units and corresponding Percentage Interest to be contributed; (ii) the proposed recipient (or, if being contributed to the Company for cancellation, a statement to that effect); and (iii) the purpose of the contribution. Upon approval by the Manager Committee, the Contributing Member's Units and corresponding Percentage Interest shall be reduced by the contributed amount, and the contributed Units and corresponding Percentage Interest shall be either (A) issued to the designated recipient, who shall execute a joinder to this Agreement if not already a Member, or (B) cancelled and retired by the Company, as applicable.

(d) **No ROFR.** Voluntary contributions under this Section 4.5 shall be exempt from the Right of First Refusal provisions of Section 12.5 and the general Transfer restrictions of Section 12.1, provided that the contribution has been approved by the Manager Committee as set forth in Section 4.5(a).

(e) **Tax Consequences.** The Contributing Member acknowledges that a voluntary contribution may have tax consequences, including the recognition of gain or loss, and agrees to consult with its own tax advisors prior to making any contribution under this Section 4.5. The Company shall have no obligation to indemnify the Contributing Member for any tax liability arising from such contribution.

(f) **Ownership Records.** The Manager Committee shall promptly update the Member Register to reflect any voluntary contribution under this Section 4.5. Exhibit A shall also be updated if the contribution changes any aggregate capitalization category or other information summarized on Exhibit A.

ARTICLE V — VESTING OF FOUNDING MEMBER INTERESTS

Section 5.1. *Vesting Generally.* Except as set forth in Section 5.2, each Vesting Member's Units and corresponding Percentage Interest shall be subject to the vesting, forfeiture, transfer restriction, and continuation provisions set forth in this Article V. A Vesting Member's Units and

corresponding Percentage Interest shall consist of a "***Vested Portion***" and an "***Unvested Portion***." Unless and until a Liquidity Event occurs, one hundred percent (100%) of each Vesting Member's Units and corresponding Percentage Interest shall constitute an Unvested Portion and shall remain subject to forfeiture in accordance with this Article V.

Section 5.2. ***Exempt Member.*** The Units and corresponding Percentage Interest of **Oasis Holdings, Ltd., LLC** shall be one hundred percent (100%) vested as of the Effective Date and shall not be subject to any vesting schedule, forfeiture, or clawback under this Article V.

Section 5.3. ***Vesting Upon Liquidity Event.*** The Units and corresponding Percentage Interests of TraderSumo LLC, Natural Workflow LLC, and Bethlem Royal Holdings LLC (each, a "***Vesting Member***") shall remain unvested unless and until the occurrence of a Liquidity Event. Upon the consummation of a Liquidity Event, one hundred percent (100%) of each Vesting Member's Units and corresponding Percentage Interest shall vest, provided that no Forfeiture Event has occurred with respect to such Vesting Member prior to such Liquidity Event.

Section 5.4. ***Forfeiture Events.*** A Vesting Member's Unvested Portion shall be immediately and automatically forfeited, without any action by or notice from the Company, upon the occurrence of any of the following events with respect to such Vesting Member or its Applicable Service Provider before a Liquidity Event (each, a "***Forfeiture Event***"):

(a) **Voluntary Departure.** The Vesting Member or its Applicable Service Provider voluntarily resigns, voluntarily withdraws from service to the Company, or otherwise voluntarily ceases to provide services to the Company, whether in such Person's capacity as a Manager, Manager Representative, officer, service provider, or otherwise; or

(b) **Cause.** The Vesting Member or its Applicable Service Provider is removed, terminated, or otherwise separated from service by the Company for Cause.

For purposes of this Article V, "***Cause***" means, with respect to a Vesting Member or its Applicable Service Provider: (i) conviction of, or plea of guilty or nolo contendere to, a felony; (ii) fraud, embezzlement, or willful misappropriation of Company funds or property; (iii) material breach of fiduciary duty owed to the Company; (iv) willful misconduct that causes material harm to the Company's business, reputation, or financial condition; or (v) material breach of this Agreement or any ancillary agreement with the Company that remains uncured for thirty (30) days after written notice from the Manager Committee specifying the breach with reasonable particularity, provided that no cure period shall apply to any breach that is not reasonably capable of cure.

Section 5.5. ***Treatment of Forfeited Interests.*** Upon a Forfeiture Event:

(a) The Unvested Portion of the Vesting Member's Units and corresponding Percentage Interest shall be automatically cancelled and retired by the Company. The forfeited Units shall not be redistributed to any other Member but shall instead reduce the total issued Units and corresponding Percentage Interests, thereby proportionally increasing every remaining Member's relative share of distributions and voting power.

(b) If the Forfeiture Event occurs before a Liquidity Event, the Vesting Member shall retain no Units or corresponding Percentage Interest subject to this Article V, except to the extent any portion has previously become vested under Section 5.3.

(c) The Manager Committee shall promptly update the Member Register to reflect the forfeiture and cancellation. Exhibit A shall also be updated if the forfeiture or cancellation changes any aggregate capitalization category or other information summarized on Exhibit A.

Section 5.6. ***Continuation Events.*** Notwithstanding anything to the contrary in this Agreement, none of the following events shall constitute a Forfeiture Event, shall cause vesting acceleration, or shall cause a Vesting Member's Unvested Portion to be forfeited: (a) death of the Applicable Service Provider; (b) Disability of the Applicable Service Provider; (c) removal or termination of the Vesting Member or its Applicable Service Provider by the Company without Cause; or (d) Constructive Termination. Upon the occurrence of any such event, the Vesting Member's Units and

corresponding Percentage Interest shall remain outstanding and shall remain subject to the Liquidity Event vesting condition set forth in Section 5.3.

Section 5.7. ***Distributions, Allocations, and Voting During Vesting Period.*** During the period before a Liquidity Event, and unless and until a Forfeiture Event occurs with respect to a Vesting Member, each Vesting Member shall be entitled to receive distributions with respect to all Units held by such Vesting Member, whether vested or unvested, and shall be allocated Profits and Losses based on the Percentage Interest corresponding to all such Units. Each Vesting Member shall also retain the voting, consent, and other Member rights associated with all Units held by such Vesting Member, whether vested or unvested, except as otherwise expressly provided in this Agreement. The forfeiture provisions of this Article V apply only upon the occurrence of a Forfeiture Event and do not reduce the Vesting Member's economic or voting rights during the period before a Liquidity Event.

Section 5.8*. Intended Tax Treatment.* The parties intend that, for U.S. federal income tax purposes, the Unvested Portion of each Vesting Member's Units and corresponding Percentage Interest remain subject to a substantial risk of forfeiture until the occurrence of a Liquidity Event, unless otherwise required by applicable law. Each Vesting Member shall be solely responsible for consulting with such Vesting Member's own tax advisors regarding the tax consequences of this Article V, including the consequences of vesting, forfeiture, distributions, allocations, transfers, and any election under Section 83(b) of the Code. The Company makes no representation or guaranty regarding the tax consequences of this Article V or the availability of any deferral, deduction, exclusion, election, or other tax treatment.

Section 5.9. ***No Interference with Manager Removal.*** Nothing in this Article V shall limit or affect the provisions governing removal of Managers set forth in Article VI. A Manager may be removed in accordance with Article VI. For purposes of this Article V, removal of a Vesting Member as Manager, or removal of the natural person serving as such Vesting Member's Manager Representative, shall result in forfeiture only if such removal is for Cause. Removal without Cause shall not constitute a Forfeiture Event and shall instead be treated as a Continuation Event under Section 5.6.

Section 5.10. ***Transfer Restrictions During Vesting Period.*** Notwithstanding Article XII or any other provision of this Agreement, before a Liquidity Event, no Vesting Member may Transfer any Unvested Portion of such Vesting Member's Units or corresponding Percentage Interest, except (a) a transfer by operation of law upon death or legal incapacity, or (b) a transfer for estate planning purposes to an Affiliate, trust, or other permitted transferee approved by the Manager Committee, provided that in each case the transferee agrees in writing to be bound by this Agreement and the transferred Units and corresponding Percentage Interest remain subject to the same vesting, forfeiture, transfer restriction, and Liquidity Event conditions that applied immediately before such Transfer. Any purported Transfer in violation of this Section 5.9 shall be null and void.

ARTICLE VI — MANAGEMENT

Section 6.1. ***Manager-Managed.*** The Company shall be manager-managed. The following entities are hereby designated as the Managers of the Company:

(a) **Oasis Holdings, Ltd., LLC**, represented by **Ryan Masten**;
(b) **TraderSumo LLC**, represented by **Christopher Price**; and
(c) **Natural Workflow LLC**, represented by **David Lojko**.

The Managers, acting collectively through the Manager Committee, shall have full, exclusive, and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business, subject to the provisions of this Agreement.

Section 6.2. ***Manager Committee; Meetings and Action.***

(a) **Majority Manager Approval.** Except for Reserved Matters (Section 6.4), all decisions of the Manager Committee shall be made by Majority Manager Approval (the affirmative vote or written consent of at least two of the Managers then serving, or all Managers then serving if fewer than three).
(b) **Meetings.** The Manager Committee may hold meetings at such times and places as any Manager may designate upon reasonable notice to the other Managers. Meetings may be held in person, by telephone, or by video conference. Any Manager may call a meeting upon not less than forty-eight (48) hours' prior written notice (which may be given by email) to each other Manager.
(c) **Quorum.** A majority of the Managers then serving shall constitute a quorum for the transaction of business at any meeting of the Manager Committee; provided that if fewer than three (3) Managers are then serving, all Managers then serving must be present to constitute a quorum.
(d) **Action Without Meeting.** Any action that may be taken at a meeting of the Manager Committee may be taken without a meeting if consented to in writing (including email) by the number of Managers required for such action.
(e) **Minutes.** The Manager Committee shall maintain written minutes or records of all material actions taken, whether at a meeting or by written consent.

Section 6.3. ***Powers of the Manager Committee.*** Without limiting the generality of Section 6.1, the Manager Committee shall have the authority to:
(a) Execute and deliver any and all documents, instruments, and agreements on behalf of the Company;
(b) Open and maintain bank accounts and other financial accounts in the name of the Company;
(c) Hire, supervise, and terminate employees, independent contractors, agents, and advisors;
(d) Acquire, hold, manage, and dispose of real and personal property;
(e) Commence, prosecute, defend, or settle any proceeding or claim in the name of the Company;
(f) Issue SAFEs, Units, Membership Interests, and other securities in accordance with Article VIII (subject to the limitations in Section 4.2);
(g) Determine the timing and amount of distributions to Members in accordance with Article X;
(h) Admit new Members and determine the terms of their admission (subject to Section 6.4 for Reserved Matters);
(i) Approve, fund, and administer the TradeFunded Capital Funding Allocation in accordance with Article XI, including determining the timing, amount, form, and recipient of any payment, contribution, or other transfer made pursuant to such allocation; and
(j) Take any and all other actions as the Manager Committee deems necessary or advisable to carry out the purposes of the Company.

Section 6.4. ***Reserved Matters.*** The following actions shall require **Unanimous Manager Approval** (the affirmative vote or written consent of all three Managers):
(a) Issuing SAFEs, Units, Membership Interests, or other securities in excess of the amounts authorized in Article IV (including exceeding the Regulation CF Reserve);
(b) Incurring any indebtedness or guaranteeing obligations in excess of $5,000 individually or $5,000 in the aggregate;
(c) Selling, leasing, or otherwise disposing of all or substantially all of the Company's assets outside the ordinary course of business;
(d) Entering into any transaction with a Manager, a Member, or an Affiliate of any Manager or Member, except on arm's-length terms approved by the disinterested Managers;
(e) Approving the dissolution or winding up of the Company;
(f) Amending or restating this Agreement (subject to Article XVI);
(g) Approving any merger, consolidation, or conversion of the Company;
(h) Changing the Company's tax classification or making any material tax election;

(i) Establishing or modifying Manager compensation; and
(j) Conducting a Regulation CF offering or any other registered or exempt offering of securities not previously authorized by this Agreement.

Section 6.5. *Individual Manager Authority.* Subject to any delegation approved by Majority Manager Approval, each Manager (through its Manager Representative) shall have the authority to take the following actions individually, without requiring Manager Committee action, provided such actions are within the scope of any budget or business plan approved by the Manager Committee:

(a) Execute agreements and incur obligations in the ordinary course of business not exceeding $5,000 per transaction;
(b) Direct employees and contractors in connection with day-to-day operations within such Manager's designated area of responsibility (if any); and
(c) Take such other ministerial or administrative actions as the Manager Committee may delegate from time to time.

The Manager Committee may, by Majority Manager Approval, establish written policies governing the scope of individual Manager authority.

Section 6.6. *Standard of Care.* Each Manager shall manage the affairs of the Company in good faith and with the care that an ordinarily prudent person in a like position would exercise under similar circumstances. No Manager shall be liable to the Company or to any Member for any act or omission performed or omitted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, provided that such act or omission does not constitute willful misconduct, fraud, or a knowing violation of law.

Section 6.7. *Removal of Managers.*

(a) **General Removal Standard.** Except as provided in Section 6.7(b), any Manager may be removed with or without cause by the affirmative vote or written consent of the other two (2) Managers and Members holding a majority-in-interest of the issued Units (excluding the Units held by the Manager being removed or any entity controlled by such Manager's Manager Representative).
(b) **Enhanced Protection — Oasis Holdings, Ltd., LLC.** Notwithstanding Section 6.7(a), Oasis Holdings, Ltd., LLC ("Oasis Holdings") may be removed as a Manager only for Cause (as defined below). Removal of Oasis Holdings for Cause shall require the affirmative vote or written consent of the other two (2) Managers and Members holding a majority-in-interest of the issued Units (excluding the Units held by Oasis Holdings or any entity controlled by Ryan Masten).
(c) **Definition of "Cause."** For purposes of Section 6.7(b), "***Cause***" means any of the following with respect to Oasis Holdings or its Manager Representative:
(i) Conviction of, or entry of a plea of guilty or *nolo contendere* to, a felony under federal or state law;
(ii) Fraud, embezzlement, or willful misappropriation of Company funds or property;
(iii) Willful misconduct that causes material harm to the Company's business, reputation, or financial condition;
(iv) Material breach of this Agreement that remains uncured for thirty (30) days after written notice from the other two Managers specifying the breach with reasonable particularity; or
(v) Willful and continued failure to substantially perform the duties reasonably assigned by the Manager Committee, which failure continues for sixty (60) days after written notice from the other two Managers specifying the failure with reasonable particularity.
(d) **Cure Period.** With respect to events described in Sections 6.7(c)(iv) and 6.7(c)(v), Oasis Holdings shall have the cure period specified therein to remedy the breach or failure. If the breach or failure is cured within the applicable cure period, Cause shall not be deemed to exist with respect to such event. The cure periods set forth in this Section 6.7(d) shall not apply to events described in Sections 6.7(c)(i), 6.7(c)(ii), or 6.7(c)(iii), which shall constitute Cause immediately upon occurrence.

(e) **Effect of Removal.** Upon removal under Section 6.7(a) or 6.7(b), the removed Manager's authority under this Article VI shall terminate immediately. The removed Manager shall retain its Membership Interest and Units (subject to the forfeiture provisions of Article V, if applicable) and shall continue as a non-managing Member. A successor Manager may be appointed by the remaining Managers with the consent of Members holding a majority-in-interest of the issued Units.

(f) **Termination of Enhanced Protection.** The enhanced protection set forth in Section 6.7(b) shall terminate automatically upon the occurrence of any of the following: (i) Ryan Masten ceases to be the Manager Representative of Oasis Holdings; (ii) Oasis Holdings Transfers a majority of its Units and corresponding Percentage Interest to a Person other than an Affiliate of Ryan Masten; or (iii) Ryan Masten ceases to Control Oasis Holdings. Upon any such termination, Oasis Holdings shall thereafter be subject to removal under the general standard set forth in Section 6.7(a).

Section 6.8. ***Resignation of Managers.*** Any Manager may resign at any time by providing sixty (60) days' prior written notice to all other Managers and all Members. Upon resignation, a successor Manager may be appointed by the remaining Managers with the consent of Members holding a majority-in-interest of the issued Units. If no successor is appointed within ninety (90) days of the effective date of resignation, the remaining Managers shall continue to manage the Company.

Section 6.9. ***Vacancy.***

(a) **Occurrence of Vacancy.** A vacancy on the Manager Committee shall be deemed to occur upon the removal of a Manager pursuant to Section 6.7, the resignation of a Manager pursuant to Section 6.8, or the dissolution, bankruptcy, or cessation of existence of a Manager.

(b) **Continued Operations.** Upon the occurrence of a vacancy, the remaining Managers shall continue to manage the Company with full authority under this Agreement. All references in this Agreement to "Majority Manager Approval" and "Unanimous Manager Approval" shall be construed with reference to the number of Managers then serving, as set forth in the definition of Majority Manager Approval in Article I. For the avoidance of doubt, if two (2) Managers are then serving, both Majority Manager Approval and Unanimous Manager Approval shall require the affirmative vote or written consent of both such Managers.

(c) **Appointment of Successor.** A successor Manager may be appointed by the remaining Managers with the consent of Members holding a majority-in-interest of the issued Units. A successor Manager shall execute a joinder to this Agreement and shall designate a Manager Representative in accordance with Section 6.10. The remaining Managers shall use commercially reasonable efforts to fill any vacancy within one hundred eighty (180) days of its occurrence.

(d) **Sole Remaining Manager.** If at any time only one (1) Manager remains serving, such Manager shall have full authority to manage the Company; provided, however, that actions that would otherwise require Unanimous Manager Approval (Section 6.4) shall require the consent of Members holding a majority-in-interest of the issued Units (excluding the remaining Manager's Units) in addition to the remaining Manager's approval. The sole remaining Manager shall use commercially reasonable efforts to appoint at least one additional Manager within ninety (90) days.

(e) **No Managers.** If at any time no Manager is serving, Members holding a majority-in-interest of the issued Units may appoint one or more successor Managers. Until a successor Manager is appointed, Members holding a majority-in-interest of the issued Units may authorize actions necessary to preserve the Company's business and assets, but shall not have authority to take any action constituting a Reserved Matter.

Section 6.10. ***Manager Representatives.*** Each Manager (being an entity) shall at all times designate one natural person as its Manager Representative to exercise the powers and duties of

such Manager. A Manager may change its Manager Representative at any time by providing written notice to the other Managers and all Members. The acts of a Manager Representative within the scope of such Manager's authority shall be deemed the acts of the Manager.

Section 6.11. ***Compensation of Managers.*** Each Manager shall be entitled to receive such compensation for services rendered to the Company as may be determined by Unanimous Manager Approval (Section 6.4(i)). Each Manager shall also be entitled to reimbursement for all reasonable and documented expenses incurred on behalf of the Company, subject to any expense policies established by the Manager Committee.

Section 6.12. ***Officers.*** The Manager Committee may from time to time designate one or more Persons as officers of the Company, with such titles, duties, and authority as the Manager Committee may determine by Majority Manager Approval. Any officer may be removed by Majority Manager Approval at any time, with or without cause. Officers shall serve at the pleasure of the Manager Committee and shall have only such authority as is delegated by the Manager Committee.

Section 6.13. ***Reliance by Third Parties.*** Any Person dealing with the Company may rely upon a certificate signed by any Manager Representative to the effect that such Manager Representative is authorized to act on behalf of the Company, without inquiry into the provisions of this Agreement or compliance herewith.

ARTICLE VII — CAPITAL CONTRIBUTIONS

Section 7.1. ***Initial Capital Contributions.*** The Capital Contribution of each Member shall be reflected in the Member Register. The Manager Committee is authorized to update the Member Register to reflect additional Capital Contributions, returned contributions, corrections, and other changes made in accordance with this Agreement.

Section 7.2. ***Additional Capital Contributions.*** No Member shall be required to make any additional Capital Contribution to the Company. Additional Capital Contributions may be made only with the consent of the Manager Committee and such contributing Member. The terms and conditions of any additional Capital Contribution (including any adjustment to Units or Percentage Interests) shall be determined by the Manager Committee.

Section 7.3. ***Capital Accounts.*** A separate Capital Account shall be established and maintained for each Member in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv). Each Member's Capital Account shall be (a) increased by such Member's Capital Contributions and allocations of Profits, and (b) decreased by distributions to such Member and allocations of Losses. The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations.

Section 7.4. ***No Interest on Capital Contributions.*** No Member shall be entitled to receive interest on such Member's Capital Contribution or Capital Account balance.

Section 7.5. ***Return of Capital Contributions.*** Except as otherwise provided in this Agreement, no Member shall have the right to demand or receive a return of such Member's Capital Contribution. No Member shall have priority over any other Member for the return of Capital Contributions, except as provided in Article X with respect to the Seed Investor Accelerated Return.

ARTICLE VIII — SAFE INSTRUMENTS AND CONVERSION

Section 8.1. ***Prior SAFE Issuance and Conversion.*** The Company previously issued Simple Agreements for Future Equity ("SAFEs") to certain investors, which converted into Membership Interests in connection with the Prior A&R Agreement. Under this Agreement, the Membership Interests issued upon conversion of such SAFEs are represented by the Units and corresponding

Percentage Interests reflected in the Member Register. The Manager Committee may issue additional SAFEs only to the extent such SAFEs would convert into Units within the remaining unissued portion, if any, unless otherwise approved by Unanimous Manager Approval.

Section 8.2. ***Unit Denomination.*** The Membership Interests issued upon conversion of the SAFEs are represented by the Units and corresponding Percentage Interests reflected for each Seed Investor in the Member Register. Exhibit A shall reflect the aggregate number and Percentage Interest of Units issued to Seed Investors but need not identify individual Seed Investors.

Section 8.3. ***Seed Investor Classification.*** Each Person who acquired a Membership Interest upon conversion of a SAFE shall be designated as a “Seed Investor” for purposes of this Agreement and shall be entitled to participate in the Seed Investor Accelerated Return as set forth in Section 10.2.

Section 8.4. ***No Additional Rights.*** Except as expressly set forth in this Agreement, including the Seed Investor Accelerated Return provisions of Section 10.2, the conversion of SAFEs shall not confer upon Seed Investors any governance rights, voting rights, or other rights beyond those provided to Members generally under this Agreement. Seed Investors shall not, solely by reason of their status as Seed Investors, have any right to participate in the management or affairs of the Company.

ARTICLE IX — ALLOCATIONS OF PROFITS AND LOSSES

Section 9.1. ***General Allocation of Profits and Losses.*** Except as otherwise provided in this Agreement, Profits and Losses of the Company for each Fiscal Year shall be allocated among the Members in proportion to their respective Percentage Interests (taking into account only issued Units and Percentage Interests as provided in Section 4.4).

Section 9.2. ***Special Allocations.*** Notwithstanding Section 9.1, the following special allocations shall be made in the following order of priority:

(a) **Qualified Income Offset.** If any Member unexpectedly receives any adjustment, allocation, or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the deficit balance in such Member’s Capital Account as quickly as possible.

(b) **Minimum Gain Chargeback.** If there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year in the manner and to the extent required by Treasury Regulation Sections 1.704-2(f) and 1.704-2(i)(4).

(c) **Nonrecourse Deductions.** Nonrecourse deductions for any Fiscal Year shall be allocated among the Members in proportion to their respective Percentage Interests.

(d) **Code Section 704(c) Allocations.** In accordance with Section 704(c) of the Code and the applicable Treasury Regulations, income, gain, loss, and deduction with respect to any property contributed to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property and its fair market value at the time of contribution.

Section 9.3. ***Tax Allocations.*** For federal, state, and local income tax purposes, each item of income, gain, loss, deduction, and credit shall be allocated among the Members in the same manner as the corresponding items of Profits and Losses are allocated pursuant to this Article IX, except as otherwise required by Section 704(c) of the Code and the Treasury Regulations thereunder.

Section 9.4. ***Allocation Period.*** Allocations of Profits and Losses shall be made as of the end of each Fiscal Year; provided, that if during any Fiscal Year there is a change in any Member’s Units or Percentage Interest, Profits and Losses shall be allocated using any method permitted under Section 706 of the Code as determined by the Manager Committee.

ARTICLE X — DISTRIBUTIONS

Section 10.1. ***Application and Distribution of Available Cash.*** Distributions of the Company's available cash shall be made at such times and in such amounts as the Manager Committee shall determine by Majority Manager Approval, in the following order of priority:

(a) Step 1 — TradeFunded Capital Funding Allocation. First, five percent (5%) of Pre-Distribution Cash shall be allocated for payment, contribution, or other transfer to TradeFunded Capital LLC, or such other subsidiary or Affiliate approved by the Manager Committee, for use in connection with such entity's ongoing operations, trading activities, working capital, service provider incentive arrangements, performance bonus arrangements, funded trader arrangements, or similar arrangements administered outside of the Company pursuant to the governing documents and agreements of such subsidiary or Affiliate.

(b) Step 2 — Distributable Cash to Members. After giving effect to Section 10.1(a), the Company shall distribute Distributable Cash to the Members pro rata based on their relative issued Units.

Section 10.2. ***Seed Investor Accelerated Return.*** In recognition of the heightened risk borne by Seed Investors who invest at the earliest stages of the Company's development, the Company shall implement an accelerated economic return mechanism as follows:

(a) Accelerated Distribution Share. During the Accelerated Return Period (as defined below), fifty percent (50%) of all Distributable Cash that would otherwise be distributable to **Oasis Holdings, Ltd., LLC** (or any successor entity controlled by Ryan Masten) shall instead be allocated and distributed to the Seed Investors, pro rata in proportion to their respective Seed Investment Amounts. For the avoidance of doubt, during the Accelerated Return Period: (i) all Members other than Oasis Holdings, Ltd., LLC and the Seed Investors shall receive distributions in accordance with their Percentage Interests without reduction; (ii) Oasis Holdings, Ltd., LLC shall receive only fifty percent (50%) of its otherwise-distributable share, with the remaining fifty percent (50%) being redirected to the Seed Investors as described herein; and (iii) TraderSumo LLC, Natural Workflow LLC, and the Bethlem Royal Holdings LLC shall not be affected by the Seed Investor Accelerated Return.

(b) Accelerated Return Period. The "Accelerated Return Period" shall commence on the date on which the first distribution is made following the conversion of any SAFE into a Membership Interest, and shall continue until each Seed Investor has received aggregate distributions under this Section 10.2(a) (and any distributions under Section 10.3) equal to one hundred percent (100%) of such Seed Investor's Seed Investment Amount (the "Return Threshold"). The Manager Committee shall maintain records tracking the cumulative distributions received by each Seed Investor for purposes of determining when the Return Threshold has been satisfied.

(c) Termination and Reversion. Upon any individual Seed Investor reaching the Return Threshold, such Seed Investor's participation in the accelerated return mechanism shall cease, and such Seed Investor shall thereafter receive distributions solely in accordance with its Percentage Interest under Section 10.3. The fifty percent (50%) share previously redirected on account of such Seed Investor shall revert to Oasis Holdings, Ltd., LLC (or its successor). The Accelerated Return Period shall terminate entirely when all Seed Investors have reached the Return Threshold.

(d) Nature of Accelerated Return. The Seed Investor Accelerated Return is a distribution priority mechanism and does not constitute a guarantee of return, a debt obligation, or a preferred return. No Seed Investor shall have any claim against the Company, any Manager, or any other Member if the Company does not generate sufficient Distributable Cash to satisfy the Return Threshold. This mechanism does not alter the governance rights of any Member and shall not be construed as creating any debt, loan, or creditor-debtor relationship between the Company and any Seed Investor.

(e) No Impact on Other Members. The Seed Investor Accelerated Return operates solely as a reallocation of Oasis Holdings, Ltd., LLC's distributable share in favor of Seed Investors. TraderSumo LLC, Natural Workflow LLC, the Bethlem Royal Holdings LLC, and any Members admitted after the conversion of SAFEs who are not Seed Investors shall receive distributions in accordance with their Percentage Interests without reduction or offset on account of the Seed Investor Accelerated Return.

Section 10.3. *Standard Distributions.* Subject to the TradeFunded Capital Funding Allocation described in Section 10.1(a) and the Seed Investor Accelerated Return provisions of Section 10.2 during the Accelerated Return Period, all Distributable Cash shall be distributed to the Members pro rata based on their relative issued Units.

Section 10.4. *Tax Distributions.* To the extent practicable, and prior to making any other distributions for any Fiscal Year, the Manager Committee shall cause the Company to distribute to each Member an amount at least equal to such Member's estimated tax liability arising from such Member's allocable share of the Company's taxable income for such Fiscal Year, calculated at the highest combined marginal federal and applicable state income tax rate then in effect. Tax distributions shall be treated as advances against, and shall reduce, subsequent distributions to which such Member would otherwise be entitled under this Article X.

Section 10.5. *Withholding.* The Company is authorized to withhold from distributions, or with respect to allocations, to a Member, any amounts required to be so withheld pursuant to the Code or any provision of federal, state, or local tax law. Any amounts so withheld shall be treated as amounts distributed to such Member under this Article X.

Section 10.6. *Limitations on Distributions.* No distribution shall be made to any Member to the extent that such distribution would violate Section 18-607 of the Act or any other applicable law.

ARTICLE XI — TRADEFUNDED CAPITAL FUNDING ALLOCATION

Section 11.1. *Establishment.* The Company hereby establishes the TradeFunded Capital Funding Allocation. The TradeFunded Capital Funding Allocation represents a contractual allocation of five percent (5%) of the Company's Pre-Distribution Cash for payment, contribution, or other transfer to TradeFunded Capital LLC, or such other subsidiary or Affiliate approved by the Manager Committee, for use in connection with such entity's ongoing operations, trading activities, working capital, service provider incentive arrangements, performance bonus arrangements, funded trader arrangements, or similar arrangements administered outside of the Company.

Section 11.2. *Payment, Contribution, or Transfer.* The Manager Committee may determine the timing, form, and mechanics of any payment, contribution, or other transfer made pursuant to the TradeFunded Capital Funding Allocation, including whether such amount is treated as a capital contribution, intercompany payment, reimbursement, service payment, advance, or other transfer, in each case as determined by the Manager Committee in consultation with the Company's tax advisors and consistent with the books and records of the Company and the recipient entity.

Section 11.3. *Administration by Recipient Entity.* TradeFunded Capital LLC, or such other subsidiary or Affiliate approved by the Manager Committee, shall be solely responsible for administering any service member, funded trader, trading account, incentive interest, performance bonus, profit share, or similar arrangement in accordance with its own governing documents and applicable agreements. The Company shall not be responsible for determining eligibility, calculating amounts payable, maintaining trading accounts, administering performance milestones, or making payments directly to any such Person, except to the extent the Manager Committee expressly determines otherwise in writing.

Section 11.4. *No Direct Rights of Service Providers.* No service member, funded trader, contractor, service provider, or other participant in any arrangement administered by TradeFunded Capital LLC or any other subsidiary or Affiliate shall have any right, claim, interest, or entitlement against the Company by reason of this Article XI. Any rights of such Person shall be governed

solely by the operating agreement, restricted interest agreement, services agreement, trading policy, or other applicable agreement of the entity administering such arrangement.

Section 11.5. ***No Equity Interest.*** The TradeFunded Capital Funding Allocation is not a Membership Interest, Unit, profits interest, equity interest, security, or debt obligation of the Company. The TradeFunded Capital Funding Allocation does not dilute any Member's Units or Percentage Interest and does not create any voting, consent, inspection, governance, management, liquidation, transfer, or other rights in any Person.

Section 11.6. ***Retention or Reallocation.*** If, for any distribution period, all or any portion of the amount otherwise allocable under Section 10.1(a) is not paid, contributed, or otherwise transferred to TradeFunded Capital LLC or another subsidiary or Affiliate approved by the Manager Committee, the Manager Committee may retain such amount as a reserve for future payment, contribution, or transfer pursuant to this Article XI, retain such amount as working capital of the Company, or treat such amount as additional Distributable Cash available for distribution to the Members in accordance with Article X.

ARTICLE XII — TRANSFER OF MEMBERSHIP INTERESTS

Section 12.1. ***Restrictions on Transfer.*** No Member shall Transfer all or any portion of such Member's Units without the prior written consent of the Manager Committee (by Majority Manager Approval), which consent may be withheld in the Manager Committee's sole and absolute discretion. Any purported Transfer in violation of this Section 12.1 shall be null and void and of no force or effect.

Section 12.2. ***Conditions to Permitted Transfers.*** As a condition to any Transfer, the Manager Committee may require that: (a) the transferee execute a joinder to this Agreement; (b) the transferring Member and the transferee provide representations and warranties regarding compliance with applicable securities laws; (c) the transferring Member provide an opinion of counsel, at such Member's expense, that the Transfer is exempt from registration under applicable securities laws; and (d) the Transfer will not result in the Company being treated as a publicly traded partnership under Section 7704 of the Code.

Section 12.3. ***Assignees.*** Unless admitted as a Member with the consent of the Manager Committee, a transferee of Units shall be an assignee only and shall be entitled to receive only the Economic Interest associated with the transferred Units. An assignee shall have no right to participate in the management or affairs of the Company, no right to vote on any matter, and no right to access Company books and records, except as required by the Act.

Section 12.4. ***Permitted Transfers.*** Notwithstanding Section 12.1, and subject in all cases to the vesting, forfeiture, and transfer restrictions set forth in Article V, a Member may Transfer its Units without the Manager Committee's consent to (a) an Affiliate of such Member, (b) a revocable trust for the benefit of such Member, or (c) with respect to a natural person, a transfer by operation of law upon the death or legal incapacity of such Member, provided that in each case the transferee complies with Section 12.2.

Section 12.5. ***Right of First Refusal.***

(a) **Transfer Notice.** Before any Member (the "***Offering Member***") may Transfer all or any portion of such Member's Units to any Person other than a transferee permitted under Section 12.4 (a "***Proposed Transferee***"), the Offering Member shall first deliver written notice (the "***Transfer Notice***") to the Company and each other Member (each, a "***Non-Offering Member***"). The Transfer Notice shall set forth: (i) the identity of the Proposed Transferee; (ii) the number of Units proposed to be Transferred and the corresponding Percentage Interest proposed to be Transferred (the "***Offered Interest***"); (iii) the proposed purchase price and payment terms (the "***Offered Price***"); and (iv) all other material terms and conditions of the proposed Transfer.

(b) **Company Option.** The Company shall have the first right and option, exercisable by written notice to the Offering Member within thirty (30) days after receipt of the Transfer Notice (the

"***Company Option Period***"), to purchase all (but not less than all) of the Offered Interest at the Offered Price and on the same terms and conditions set forth in the Transfer Notice. The decision to exercise the Company's right under this Section 12.5(b) shall be made by Majority Manager Approval, provided that the Offering Member (if a Manager) shall recuse itself from such vote and the approval of the remaining Managers shall suffice.

(c) **Remaining Member Option.** If the Company does not exercise its option under Section 12.5(b) within the Company Option Period, or affirmatively declines to exercise such option, the Company shall promptly (and in any event within five (5) business days) deliver notice to each Non-Offering Member. Each Non-Offering Member shall then have the right and option, exercisable by written notice to the Company and the Offering Member within thirty (30) days after receipt of such notice (the "***Member Option Period***"), to purchase its pro rata share of the Offered Interest (based on such Non-Offering Member's Units relative to the aggregate Units held by all Non-Offering Members) at the Offered Price and on the same terms and conditions. If any Non-Offering Member elects not to purchase its full pro rata share, the remaining electing Non-Offering Members may purchase such unpurchased portion on a pro rata basis.

(d) **Closing.** If the Company or one or more Non-Offering Members elect to purchase the Offered Interest, the closing of such purchase shall occur within thirty (30) days following the expiration of the applicable option period (or such later date as the parties may agree).

(e) **Release to Proposed Transferee.** If neither the Company nor any combination of Non-Offering Members elect to purchase all of the Offered Interest pursuant to Sections 12.5(b) and 12.5(c), the Offering Member may Transfer the Offered Interest to the Proposed Transferee identified in the Transfer Notice, at a price not less than the Offered Price and on terms no more favorable to the Proposed Transferee than those set forth in the Transfer Notice, provided that (i) such Transfer is completed within ninety (90) days after the expiration of the Member Option Period, (ii) the Proposed Transferee satisfies the conditions of Section 12.2, and (iii) the Manager Committee has provided its consent under Section 12.1 (which consent remains subject to the Manager Committee's sole discretion). If the Transfer is not completed within such ninety (90) day period, the Offering Member must recommence the right of first refusal process under this Section 12.5 before any subsequent Transfer.

(f) **Exempt Transfers.** The right of first refusal set forth in this Section 12.5 shall not apply to Permitted Transfers under Section 12.4.

ARTICLE XIII — DISSOLUTION AND WINDING UP

Section 13.1. ***Events of Dissolution.*** The Company shall be dissolved upon the first to occur of the following: (a) Unanimous Manager Approval and the consent of Members holding a majority-in-interest of the issued Units; (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act; (c) any event that makes it unlawful for the Company to continue its business; or (d) the occurrence of any other event requiring dissolution under the Act that is not otherwise addressed in this Agreement.

Section 13.2. ***Winding Up.*** Upon dissolution, the Manager Committee (or, if there is no Manager Committee, a Person appointed by a majority-in-interest of the Members) shall wind up the Company's affairs. During the winding up period, the business and affairs of the Company shall be conducted to the extent necessary to preserve the value of the Company's assets and wind up its business.

Section 13.3. ***Liquidation and Distribution.*** Upon the winding up of the Company, the assets of the Company shall be distributed in the following order of priority:

(a) First, to creditors of the Company, including Members who are creditors (to the extent otherwise permitted by the Act), in satisfaction of all debts, liabilities, and obligations of the Company;

(b) Second, to the establishment of any reserves that the Manager Committee (or other Person winding up the Company) deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company;
(c) Third, to the Members in accordance with their positive Capital Account balances, after giving effect to all contributions, distributions, and allocations for all periods.

For the avoidance of doubt, the TradeFunded Capital Funding Allocation does not create any liquidation preference, equity interest, debt claim, creditor claim, or right to distributions upon dissolution. No service member, funded trader, contractor, service provider, or other participant in any arrangement administered by TradeFunded Capital LLC or any other subsidiary or Affiliate shall have any claim against the Company's assets in dissolution by reason of the TradeFunded Capital Funding Allocation.

Section 13.4. ***Certificate of Cancellation.*** Upon completion of the winding up, the Manager Committee (or other Person winding up the Company) shall cause a Certificate of Cancellation to be filed with the Delaware Secretary of State in accordance with Section 18-203 of the Act.

ARTICLE XIV — BOOKS, RECORDS, AND TAX MATTERS

Section 14.1. ***Books and Records.*** The Company shall maintain complete and accurate books and records of the Company's business and affairs at its principal office or at such other location as the Manager Committee may determine. Such books and records shall be maintained in accordance with generally accepted accounting principles or such other method of accounting as the Manager Committee may determine. The Company shall also maintain the Member Register as part of the Company's books and records. The Member Register may be maintained electronically and separately from this Agreement. The Company shall provide each Member, upon reasonable request, confirmation of the information reflected in the Member Register with respect to such Member's own Units, Percentage Interest, Capital Contributions, and admission status.

Section 14.2. ***Financial Statements and Reports.*** The Manager Committee shall cause to be prepared and distributed to the Members, within ninety (90) days after the end of each Fiscal Year, financial statements of the Company (which need not be audited unless the Manager Committee determines otherwise), and such other information as may be reasonably necessary for the Members to prepare their federal and state income tax returns.

Section 14.3. ***Tax Returns.*** The Manager Committee shall cause all federal, state, and local tax returns of the Company to be timely prepared and filed. The Manager Committee shall designate one of the Managers (or its Manager Representative) as the "partnership representative" under the Bipartisan Budget Act of 2015 for purposes of the Code, and such Person shall have the authority to make all tax elections and to take all actions on behalf of the Company in connection with any tax audit, examination, or proceeding. The initial partnership representative shall be Ryan Masten (Manager Representative of Oasis Holdings, Ltd., LLC).

Section 14.4. ***Tax Elections.*** The Manager Committee may, by Majority Manager Approval, cause the Company to make any tax election permitted under the Code or applicable state or local tax law, including an election under Section 754 of the Code.

Section 14.5. ***Inspection Rights.*** Subject to the Act and this Agreement, each Member shall have the right, upon written request stating a purpose reasonably related to such Member's interest as a Member and at such Member's expense, to obtain such information concerning the Company as is necessary and essential to achieving such stated purpose.

To the fullest extent permitted by the Act, the Manager Committee may establish reasonable standards governing the form, timing, scope, confidentiality, use, and disclosure of information provided to a Member and may require the execution of a confidentiality agreement as a condition to disclosure. The Company may redact personal contact information, tax information, banking

information, personally identifiable information, trade secrets, and other confidential or sensitive information except to the extent disclosure is required by the Act.

The Member Register shall not be required to be attached to or routinely distributed with this Agreement. Any request to inspect the Member Register shall be governed by this Section 14.5 and the Act.

ARTICLE XV — INDEMNIFICATION AND EXCULPATION

Section 15.1. *Indemnification.* To the fullest extent permitted by the Act, the Company shall indemnify, defend, and hold harmless each Manager, each Manager Representative, each Member, and their respective officers, directors, managers, members, partners, employees, agents, and representatives (each, an “Indemnified Person”) from and against any and all claims, demands, liabilities, costs, damages, losses, and expenses (including reasonable attorneys’ fees) arising out of or incidental to any act or omission of such Indemnified Person in connection with the business of the Company; provided that no Indemnified Person shall be indemnified for any claim arising out of such Person’s willful misconduct, fraud, or knowing violation of law.
Section 15.2. *Exculpation.* To the fullest extent permitted by the Act, no Indemnified Person shall be liable to the Company or to any Member for any act or omission performed or omitted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, unless such act or omission constitutes willful misconduct, fraud, or a knowing violation of law.
Section 15.3. *Expenses.* To the fullest extent permitted by the Act, expenses (including reasonable attorneys’ fees) incurred by an Indemnified Person in defending any claim, demand, action, suit, or proceeding shall be paid by the Company in advance of the final disposition of such claim, upon receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall ultimately be determined that the Indemnified Person is not entitled to be indemnified under this Article XV.
Section 15.4. *Insurance.* The Manager Committee may cause the Company to purchase and maintain insurance on behalf of any Indemnified Person against any liability asserted against such Person, whether or not the Company would have the power to indemnify such Person against such liability under this Article XV.

ARTICLE XVI — AMENDMENTS

Section 16.1. *Amendments.* This Agreement may be amended or modified only by a written instrument approved by Unanimous Manager Approval and executed by Members holding a majority-in-interest of the issued Percentage Interests; provided, that no amendment shall (a) increase the obligations or reduce the rights of any Member without such Member’s written consent, (b) alter the economic rights of any class or group of Members in a manner that is disproportionately adverse to such class or group without the written consent of a majority-in-interest of the affected Members, (c) modify the Seed Investor Accelerated Return provisions of Section 10.2 without the written consent of a majority-in-interest of the Seed Investors, or (d) amend this Section 16.1 without the written consent of all Members.
Section 16.2. *Manager Committee Authority to Update Member Register and Exhibit A.* Notwithstanding Section 16.1, the Manager Committee is hereby authorized, by Majority Manager Approval, to establish, maintain, correct, and update the Member Register from time to time to reflect:

(a) the admission, withdrawal, resignation, or cessation of any Member;
(b) the issuance, transfer, assignment, cancellation, forfeiture, repurchase, or retirement of Units;
(c) changes in Units, Percentage Interests, Capital Contributions, classifications, admission dates, addresses, or contact information;
(d) the conversion of SAFEs or other securities into Units; and
(e) any other change in the ownership records of the Company made in accordance with this Agreement.

Any establishment, correction, or update of the Member Register that is consistent with this Agreement shall not constitute an amendment to this Agreement and shall not require the approval or consent of any Member.

The Manager Committee may similarly update Exhibit A without Member consent to reflect changes in the Company's aggregate authorized, issued, reserved, cancelled, or unallocated Units or other capitalization information summarized on Exhibit A, provided that any such update is consistent with this Agreement.

In the event of a conflict, the Member Register shall control with respect to the identity, Units, Percentage Interest, Capital Contributions, address, admission date, or other individual information of a Member, and Exhibit A shall control with respect to the aggregate authorized and reserved capital structure of the Company.

ARTICLE XVII — MISCELLANEOUS

Section 17.1. ***Governing Law.*** This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law principles thereof.
Section 17.2. ***Entire Agreement.*** This Agreement, together with the Certificate, Exhibit A, the Member Register, and any joinders, subscription agreements, SAFE instruments, investment agreements, or other admission instruments entered into pursuant hereto, as each may be amended or updated in accordance with this Agreement, constitutes the entire agreement among the applicable parties with respect to the subject matter hereof and supersedes all prior agreements, including the Prior A&R Agreement, representations, warranties, and understandings, whether written or oral, relating to such subject matter.
Section 17.3. ***Severability.*** If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
Section 17.4. ***Binding Effect.*** This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, successors, and permitted assigns.
Section 17.5. ***Counterparts.*** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Electronic signatures shall have the same force and effect as original signatures.
Section 17.6. ***Notices.*** All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered personally, (b) sent by registered or certified mail (postage prepaid, return receipt requested), (c) sent by a nationally recognized overnight courier service, or (d) sent by email (with confirmation of receipt), to the respective mailing addresses or email addresses reflected in the Member Register or to such other address as any party may designate by written notice to the others.

Section 17.7. *Waiver.* No waiver of any provision of this Agreement shall be valid unless in writing and signed by the party against whom the waiver is sought to be enforced. No waiver of any breach of this Agreement shall be construed as a waiver of any subsequent breach.
Section 17.8. *Headings.* The headings and captions in this Agreement are inserted for convenience of reference only and shall not be used in the interpretation or construction of this Agreement.
Section 17.9. *No Third-Party Beneficiaries.* Except as expressly provided in Article XV with respect to Indemnified Persons, nothing in this Agreement is intended to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement. For the avoidance of doubt, no service provider, funded trader, contractor, or other participant in any arrangement administered by TradeFunded Capital LLC or any other subsidiary or Affiliate shall be deemed a third-party beneficiary of this Agreement by reason of Article XI or the TradeFunded Capital Funding Allocation.
Section 17.10. *Further Assurances.* Each Member and each Manager agrees to execute and deliver such further documents and instruments and to take such further actions as may be reasonably requested by the Manager Committee to effectuate the purposes and intent of this Agreement.
Section 17.11. *Confidentiality.* Each Member agrees to maintain in confidence and not to disclose to any Person (other than such Member's legal, tax, and financial advisors) any proprietary or confidential information of the Company, except (a) as required by applicable law, (b) as necessary to enforce such Member's rights under this Agreement, or (c) with the prior written consent of the Manager Committee.

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned have executed this 2ND Amended and Restated Operating Agreement as of the Effective Date first written above.

MANAGERS:
OASIS HOLDINGS, LTD., LLC

____
By: Ryan Masten, Manager Representative

TRADERSUMO LLC

____
By: Christopher Price, Manager Representative

NATURAL WORKFLOW LLC

____
By: David Lojko, Manager Representative

FOUNDING MEMBERS:
OASIS HOLDINGS, LTD., LLC

____
By: Ryan Masten, Authorized Representative

TRADERSUMO LLC

____
By: Christopher Price, Authorized Representative

NATURAL WORKFLOW LLC

____

By: David Lojko, Authorized Representative

BETHLEM ROYAL HOLDINGS LLC

____

By: Jared White, Authorized Representative

EXHIBIT A

CAPITALIZATION SUMMARY, MANAGER DESIGNATIONS, AND VESTING STATUS

As of the Effective Date — Fully Diluted Basis

This Exhibit A summarizes: (i) the Company's issued and reserved Units and Percentage Interests; (ii) the Manager designations and vesting status of the Founding Members; and (iii) the TradeFunded Capital Funding Allocation, which is included solely as a non-equity economic allocation summary.

The individual identity, address, Capital Contribution, Units, Percentage Interest, admission date, classification, and other ownership information of each Seed Investor and other Member shall be maintained in the Member Register. The TradeFunded Capital Funding Allocation does not create or evidence any Membership Interest, Unit, profits interest, equity interest, or other ownership interest in the Company.

Issued Membership Interests

Member or Category	Units	Percentage Interest	Capital Contribution	Manager	Manager Representative	Vesting Status
Oasis Holdings, Ltd., LLC	3,000,000	30.00%	See Member Register	Yes	Ryan Masten	Fully vested pursuant to Section 5.2
TraderSumo LLC	1,500,000	15.00%	See Member Register	Yes	Christopher Price	Subject to the Liquidity Event vesting provisions of Article V
Natural Workflow LLC	1,500,000	15.00%	See Member Register	Yes	David Lojko	Subject to the Liquidity Event vesting provisions of Article V
Bethlem Royal Holdings LLC	500,000	5.00%	See Member Register	No	N/A	Subject to the Liquidity Event vesting provisions of Article V

Seed Investors — Aggregate	1,000,000	10.00%	See Member Register	No	N/A	Fully vested
Subtotal — Issued	**7,500,000**	**75.00%**				

Individual Seed Investor holdings, Capital Contributions, and Percentage Interests are reflected in the Member Register and are not individually listed on this Exhibit A.

Reserved or Unissued Units

Reserve or Category	Units	Percentage Interest	Status	Governing Provision
Regulation CF Reserve	2,000,000	20.00%	Authorized and reserved for issuance in connection with a Regulation CF offering; currently unissued	Section 4.3
Company Reserve / Unallocated Interests	500,000	5.00%	Authorized but unissued; maintained solely for capitalization-reference purposes and not intended to be issued	Section 4.1(d)
Subtotal — Reserved or Unissued	**2,500,000**	**25.00%**		

TradeFunded Capital Funding Allocation — Non-Equity Allocation

Allocation	Amount	Type	Governing Provision
TradeFunded Capital Funding Allocation	5% of Pre-Distribution Cash	Contractual funding allocation; not a Membership Interest, Unit, profits interest, equity interest, or other ownership interest	Article XI

Capitalization Summary

Category	Units	Percentage Interests — Fully Diluted
Issued to Founding Members	6,500,000	65.00%
Issued to Seed Investors	1,000,000	10.00%

Total Issued Units	**7,500,000**	**75.00%**
Regulation CF Reserve	2,000,000	20.00%
Company Reserve / Unallocated Interests	500,000	5.00%
Total Reserved or Unissued Units	**2,500,000**	**25.00%**
Total Fully Diluted Capital Structure	**10,000,000**	**100.00%**

The TradeFunded Capital Funding Allocation consists of 5% of Pre-Distribution Cash and is not included in the foregoing Unit or Percentage Interest totals.

Notes

(1) Fully Diluted Basis. Percentage Interests are stated on a fully diluted basis, reflecting the Company's capital structure based on ten million (10,000,000) total Units. Until reserved Units are issued to admitted Members, distributions, allocations, voting, consent rights, and other rights based on ownership shall be determined solely by reference to issued Units, with each Member's relative interest calculated based on the Units held by such Member relative to the total issued Units.

(2) Member Register. The Company shall maintain a separate Member Register identifying each Member and such Member's Units, Percentage Interest, Capital Contributions, admission date, classification, address, contact information, vesting status, and any applicable transfer, forfeiture, or other restrictions. The Member Register is incorporated into the Agreement by reference but need not be physically attached to or routinely distributed with the Agreement.

The Member Register shall control with respect to the identity, individual holdings, Capital Contributions, admission status, and other individual information of each Member. This Exhibit A shall control with respect to the Company's aggregate authorized, issued, reserved, and unallocated capital structure.

(3) TradeFunded Capital Funding Allocation. The TradeFunded Capital Funding Allocation represents a contractual allocation of five percent (5%) of Pre-Distribution Cash under Article XI. It does not constitute a Membership Interest, Unit, profits interest, equity interest, debt obligation, or dilution of any Member's Units or Percentage Interest.

(4) Vesting. Oasis Holdings, Ltd., LLC is one hundred percent (100%) vested as of the Effective Date pursuant to Section 5.2. TraderSumo LLC, Natural Workflow LLC, and Bethlem Royal Holdings LLC are subject to the Liquidity Event vesting, forfeiture, continuation-event, and transfer-restriction provisions set forth in Article V.

Unless and until a Liquidity Event occurs, one hundred percent (100%) of each such Vesting Member's Units and corresponding Percentage Interest remains unvested and subject to forfeiture upon the occurrence of a Forfeiture Event under Section 5.4 and automatic cancellation under Section 5.5. Upon consummation of a Liquidity Event, one hundred percent (100%) of each such Vesting Member's Units and corresponding Percentage Interest shall vest, provided that no Forfeiture Event has occurred with respect to such Vesting Member before the Liquidity Event.

The vesting information contained in this Exhibit A is provided as a summary only. In the event of a conflict, Article V shall control.

(5) Updates. The Manager Committee may establish, maintain, correct, and update the Member Register in accordance with Section 16.2 without the consent of any Member, provided that the update is consistent with the Agreement.

Exhibit A shall be updated when necessary to reflect a change in the Company’s aggregate authorized, issued, reserved, cancelled, or unallocated Units, the holdings or status of a Founding Member, Manager designations, or other capitalization information summarized in this Exhibit A. Changes affecting only an individual Seed Investor’s name, address, Capital Contribution, Units, Percentage Interest, admission date, or other individual information need only be reflected in the Member Register and shall not require an amendment or replacement of this Exhibit A.

EXHIBIT B

(Counterpart Signature to the Second Amended and Restated Limited Liability Company Operating Agreement dated June 18, 2026)

IN WITNESS WHEREOF, the undersigned Members have executed this Agreement effective as of the day and year set forth below.

MEMBERS:

By: ______________________________
Name:
Title:
Date Executed:

EXHIBIT C

Custody Agreement

BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1. Custodian. Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. Wallet Software and Non-Custodial Wallet Service.

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. Fiat Services.

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is

limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4. Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

i. Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

ii. Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

i. Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

ii. Custodian will provide Client with a confirmation of the pending transfer.

iii. If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv. If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5. Third-Party Payments. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6. API Access.

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7. Fees. The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8. Acknowledgement of Risks.

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) Material Risk in Investing in Digital Currencies. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;
(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;
(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;
(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;
(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;
(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;
(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;
(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;
(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND
(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General. The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian’s gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4. Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client’s Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client’s Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests

made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5. Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6. Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7. Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to

attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8. Operation of Digital Asset Protocols.

(a) Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9. Account Statements.

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10. Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. Support and Service Level Agreement. Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. Clearing and Settlement Services.

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v. Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi. Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii. Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii. Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix. Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1. Company Site and Content. Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and

use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. Website Accuracy. Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. Third-Party or Non-Permissioned Users. Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. Prohibited Use. Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5. Security; Client Responsibilities.

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6. Taxes. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7. Third Party Providers. Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8. Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1. Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2. Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3. Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1. Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2. Termination for Breach. Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. Suspension, Termination, or Cancellation by Custodian.

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

i. Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;
ii. Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;
iii. Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);
iv. Custodian service partners are unable to support Client's use;
v. Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;
vi. Client fails to pay fees for a period of 90 days; or
vii. Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. Effect of Termination. On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. Early Termination. Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise

its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

7.1. By Client. Client represents, warrants, and covenants to Custodian that:

(a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating

terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2. By Custodian. Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3. Notification. Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. **DISCLAIMER**. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. **CONFIDENTIALITY, PRIVACY, DATA SECURITY.**

9.1. Confidentiality.

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. Privacy. Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. Security. Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. Indemnity. Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. Indemnification Process.

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. LIMITATIONS OF LIABILITY.

11.1. NO CONSEQUENTIAL DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. LIMITATION ON DIRECT DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY. THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED ASSETS.

12. MISCELLANEOUS.

12.1. Notice. All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. Publicity. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. Entire Agreement. This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. Computer Viruses. Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. No Waiver. The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. Amendments. Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. Assignment. Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. Governing Law. The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. Force Majeure. Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. Relationship of the Parties. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[*Remainder of page intentionally left blank. Signature page follows.*]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.	**[CLIENT NAME]**
By:	By:
Name:	Name:
Title:	Title:
Date:	Date:
Address for Notice:	Address for Notice:
6216 Pinnacle Place Suite 101 Sioux Falls, SD 57108 Attn: Legal Email: legal@bitgo.com	______________________________ ______________________________ ______________________________
	Attn:
	Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to, sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I. **Expanded Definition of Services.** Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II. **Fees.** The Fees associated with Services for Client are as follows:

1. Onboarding Fee.

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $___________.

2. Digital Asset Storage Fee and Fixed Monthly Fee.

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly Asset Storage Fee (subject to overage fees), as set forth below:

Product	**Fixed Monthly Storage Fee**
Wallet Services (exclusive of NFT holdings)	

Custodial Accounts (exclusive of NFT holdings)	$__________
MMI wallets (exclusive of NFT holdings)	
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	**Basis Points (bps)**
0 to $[___________]	Included as part of the Fixed Monthly Asset Storage Fee
$[___________] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

1 For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction
Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3. Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	**Basis Points (bps)**
Up to $[___________]	Included as part of the Fixed Monthly Digital Asset Storage Fee

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

$[__________] and greater	10 bps "Overage Fee"

4. NFT Services.

The Digital Asset Storage Fee covers up to [___________] NFTs in all products, in aggregate.

Overage fee: _____

5. Staking Services Fee. As described in the additional terms and conditions applicable to Staking Services.

6. Payment Terms. Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7. Initial Payment. Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8. Prior Fee Schedules. In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.	[CLIENT NAME]
By: ______________________________	By: ______________________________
Name: ___________________________	Name: ___________________________
Title: _____________________________	Title: _____________________________
Date: ____________________________	Date: ____________________________

APPENDIX 1
ADDITIONAL TERMS

I. **MMI SERVICES:** MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II. **NFT SERVICES:** See https://www.bitgo.com/legal/nft-service-terms

III. **STAKING SERVICES:** See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit

transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party’s use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a “writing signed by you” under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays

in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided “as-is.” Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user’s requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party,

any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1. Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2. Acceptance. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3. Revocation. The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4. Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5. No Beneficial Interest. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6. Instructions From the Beneficial Owner. Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7. Signatures Required. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8. Indemnification. The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9. Binding Effect. This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10. Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11. Governing Law. This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12. Notices. All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13. Termination. This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER	**BITGO TRUST COMPANY, INC.**
Signature:	Signature:
Name:	Name:
Title:	Title:
Email for Notices:	

EXHIBIT E

Video Transcript

Most people find out what they're good at by accident. I found out downrange with the team waiting on my decisions. First in the Air Force and then inside the clandestine world of the NSA doing signals intelligence. I was pulling patterns out of noise quickly in response for Special Forces teams in combat. When you're wrong on that, people don't get a second try. That teaches you to trust what the data says, not what you hope it says.

After 10 years of that and then 15 trading my own money, I turned the training on the prop industry and the data revealed something I didn't expect.

Here's a story the prop industry doesn't tell you. I passed the evaluations. I traded the capital. I got multiple payouts. I got banned with no explanation and really sit with that for a second. Read the fine print and the model shows itself. Your fee is the product. You win too much. You stop being a customer. You become a cost.

I didn't want an apology. I wanted a version of the business where the firm doesn't lose when the trader succeeds. And it turns out I wasn't the only one asking that question. My partners built one of the first firms in the prop retail space back when the industry was still being invented. They walked away when they saw where it was heading and then we built the alternative.

The old firms had it right. You walked in, you said you could trade and they said prove it. And if you could, they backed you. That's what we rebuilt. Exam qualifications lead to being considered for live capital. No simulation stages engineered to send you back to zero. No rule that exists to protect us from you. And every one of those decisions was revenue we chose not to take. And that's not generosity. It's the entire design.

I put my own money into it and we're doing something this industry rarely does. And that's letting the community own a piece of the firm.

I'm Chris, co-founder and CEO of Trade Funded. Help us build a version of this business that should have existed all along.

EXHIBIT F

Operating Agreement

TradeFunded Operating Agreement

2ND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

TRADEFUNDED LLC

A Delaware Limited Liability Company
Effective Date: June 18th, 2026

THIS 2ND AMENDED AND RESTATED OPERATING AGREEMENT IS ENTERED INTO BY AND AMONG THE MEMBERS AND THE MANAGERS IDENTIFIED HEREIN, PURSUANT TO AND IN ACCORDANCE WITH THE DELAWARE LIMITED LIABILITY COMPANY ACT (6 DEL. C. § 18-101 ET SEQ.). THIS AGREEMENT AMENDS, RESTATES, AND SUPERSEDES IN ITS ENTIRETY THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF TRADEFUNDED LLC DATED 4/7/2026, 2026 (THE "Prior A&R Agreement").

2ND AMENDED AND RESTATED OPERATING AGREEMENT OF TRADEFUNDED LLC

THIS 2ND AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "***Agreement***") of **TradeFunded LLC**, a Delaware limited liability company (the "***Company***"), is entered into as of June 18th, 2026 (the "***Effective Date***"), by and among the Members of the Company, as reflected in the Member Register maintained by the Company, and the Managers identified in Article VI.

RECITALS

WHEREAS, the Company was formed as a limited liability company under the laws of the State of Delaware by the filing of a Certificate of Formation with the Delaware Secretary of State;
WHEREAS, the Company and its Members previously entered into that certain Amended and Restated Limited Liability Company Operating Agreement of the Company dated 4/7/2026 (the "***Prior A&R Agreement***"), pursuant to which, among other things, the Company reflected the conversion of certain SAFEs into Membership Interests;
WHEREAS, the Members and the Managers now desire to amend and restate such Prior A&R Agreement in its entirety to, among other things, denominate the Membership Interests in Units and reflect the Company's capitalization on a unit-based basis, without changing the relative economic rights of the Members except as expressly set forth herein;
NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I — DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

"Act" means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time.

"Agreement" means this 2ND Amended and Restated Limited Liability Company Operating Agreement of the Company, as further amended, restated, or supplemented from time to time.

"Applicable Service Provider" means, with respect to each Vesting Member, the natural person serving as such Vesting Member's Manager Representative or other principal service provider associated with such Vesting Member.

"Bankruptcy" means with respect to any Person, the occurrence of any event described in Section 18-304 of the Act.

"Capital Account" means the account maintained for each Member in accordance with Section 7.3 of this Agreement.

"Capital Contribution" means the total amount of cash, the U.S. dollar equivalent of any Accepted Digital Assets, and the fair market value of any other property contributed to the Company by a Member. For purposes of this Agreement, ***"Accepted Digital Assets"*** means USD Coin (USDC) or such other U.S. dollar-denominated stablecoins as the Manager Committee may approve from time to time. Capital Contributions made in Accepted Digital Assets shall be valued at one U.S. dollar ($1.00) per unit of such digital asset at the time of transfer.

"Certificate" means the Certificate of Formation of the Company filed with the Delaware Secretary of State, as amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" means TradeFunded LLC, a Delaware limited liability company.

"Constructive Termination" means, with respect to a Vesting Member, the resignation of such Vesting Member or its Applicable Service Provider following the occurrence, without such Person's consent, of a material reduction in such Person's duties, authority, or responsibilities with respect to the Company, or a material breach by the Company of this Agreement or any written agreement with such Person; provided that such Person gives written notice to the Company describing the condition in reasonable detail within thirty (30) days after such Person first becomes aware of the condition, the Company fails to cure the condition within thirty (30) days after receiving such notice, and such Person resigns within thirty (30) days after expiration of the cure period.

"Disability" means, with respect to an Applicable Service Provider, such Person's inability, by reason of physical or mental incapacity, to perform the material duties of such Person's position for a period of ninety (90) consecutive days or one hundred twenty (120) days in any twelve-month period, as determined by the Manager Committee in good faith.

"Distributable Cash" means cash funds of the Company available for distribution as determined by the Manager Committee, after taking into account all debts, liabilities, and obligations of the Company then due, reasonable reserves established by the Manager Committee for anticipated expenses, contingencies, and working capital needs, and the TradeFunded Capital Funding Allocation described in Article XI.

"Economic Interest" means a Member's share of one or more of the Company's Profits, Losses, and distributions of the Company's assets, without any right to participate in the management or affairs of the Company.

"Fiscal Year" means the taxable year of the Company, which shall be the calendar year unless otherwise required by the Code.

"Founding Members" means, collectively, Oasis Holdings, Ltd., LLC, TraderSumo LLC, Natural Workflow LLC, and Bethlem Royal Holdings LLC.

"Liquidity Event" means the consummation of any of the following: (a) a sale of all or substantially all of the Company's assets; (b) a merger, consolidation, reorganization, sale of Units, or other transaction or series of related transactions resulting in a change of control of the

Company; (c) an initial public offering or other public listing of the Company's equity securities or the equity securities of any successor entity; or (d) a dissolution, liquidation, or winding up of the Company that results in a cash or property distribution to the Members. For purposes of this definition, a "change of control" means a transaction or series of related transactions in which the Members of the Company immediately before such transaction cease to own, directly or indirectly, a majority of the voting or economic interests of the Company or the surviving or successor entity immediately after such transaction.

"Majority Manager Approval" means the affirmative vote or written consent of at least two (2) of the Managers then serving (or, if fewer than three (3) Managers are then serving, the affirmative vote or written consent of all Managers then serving).

"Manager" or "Managers" means, collectively, Oasis Holdings, Ltd., LLC, TraderSumo LLC, and Natural Workflow LLC, or their respective successors or replacements appointed in accordance with Article VI. Each Manager shall designate a natural person as its representative to exercise the powers and perform the duties of such Manager (each, a "***Manager Representative***"). The initial Manager Representatives are: Ryan Masten (for Oasis Holdings, Ltd., LLC), Christopher Price (for TraderSumo LLC), and David Lojko (for Natural Workflow LLC).

"Manager Committee" means the Managers acting collectively as a body, with decisions made by Majority Manager Approval except for Reserved Matters, which require Unanimous Manager Approval.

"Member" means each Person who has been admitted as a member of the Company in accordance with this Agreement and the Act and who has not ceased to be a Member. The admission and current ownership of each Member shall be reflected in the Member Register.

"Member Register" means the current register maintained by or on behalf of the Company identifying each Member and, with respect to each Member, such Member's name, last known business, residence, or mailing address, email address, number of Units, Percentage Interest, Capital Contributions, date of admission, classification or designation, and such other information as the Manager Committee determines appropriate. The Member Register may be maintained electronically, need not be physically attached to or distributed with this Agreement, and may be updated by the Manager Committee in accordance with Section 16.2.

"Membership Interest" means a Member's entire limited liability company interest in the Company, including the Units held by such Member, such Member's Economic Interest, and any right to participate in the management of the Company as provided in this Agreement.

"Percentage Interest" means, with respect to each Member, the fully diluted percentage reflected for such Member in the Member Register, calculated by reference to the total Units comprising the Company's fully diluted capital structure under Article IV and Exhibit A, as adjusted from time to time in accordance with this Agreement. Reserved or unissued Units reflected on Exhibit A, including the Regulation CF Reserve and the Company Reserve/Unallocated Interests, are not issued Membership Interests and shall not be counted for purposes of distributions, allocations, or voting until such Units are issued to admitted Members. Distributions and allocations shall be made only to Members and shall be determined based on issued Units and relative issued Percentage Interests, subject to Article X. Percentage Interests represent ownership of the Company and govern allocations of Profits and Losses and distributions under Article X after giving effect to the TradeFunded Capital Funding Allocation described in Section 10.1(a).

"Person" means any natural person, corporation, limited liability company, partnership, trust, estate, association, or other legal entity.

"Pre-Distribution Cash" means cash funds of the Company available for distribution as determined by the Manager Committee, after taking into account all debts, liabilities, and obligations of the Company then due and reasonable reserves established by the Manager Committee for anticipated expenses, contingencies, and working capital needs, but before deduction of the TradeFunded Capital Funding Allocation.

"Profits and Losses" means for each Fiscal Year, the Company's taxable income or loss as determined for federal income tax purposes under Section 703(a) of the Code, with such adjustments as required under Treasury Regulation Section 1.704-1(b)(2)(iv).
"Regulation CF Reserve" means the Units representing twenty percent (20%) of the Company's fully-diluted Percentage Interests, reserved for issuance to investors in a future offering under Regulation Crowdfunding (Regulation CF) pursuant to Section 4(a)(6) of the Securities Act of 1933, as more fully described in Section 4.3.
"Reserved Matters" has the meaning set forth in Section 6.4.
"SAFE" means a Simple Agreement for Future Equity issued by the Company to seed investors, as more fully described in Article VIII.
"Seed Investor" means any Person who acquired or acquires Units in the Company through the conversion of a SAFE and whose ownership of such Units is reflected in the Member Register.
"Seed Investment Amount" means with respect to each Seed Investor, the aggregate amount of cash paid by such Seed Investor to the Company in exchange for one or more SAFEs that have been converted into Units.
"TradeFunded Capital Funding Allocation" means the contractual funding allocation described in Article XI, pursuant to which five percent (5%) of the Company's Pre-Distribution Cash is allocated for payment, contribution, or other transfer to TradeFunded Capital LLC, or such other subsidiary or Affiliate approved by the Manager Committee, for use in connection with such entity's ongoing operations, trading activities, working capital, service provider incentive arrangements, performance bonus arrangements, funded trader arrangements, or similar arrangements administered outside of the Company pursuant to the governing documents and agreements of such subsidiary or Affiliate.
"Transfer" means any sale, assignment, transfer, pledge, hypothecation, encumbrance, or other disposition, whether voluntary or involuntary, of all or any portion of a Membership Interest or any Units.
"Treasury Regulations" means the regulations promulgated under the Code by the United States Department of the Treasury, as amended from time to time.
"Unanimous Manager Approval" means the affirmative vote or written consent of all three (3) Managers then serving.
"Unit" means a unit representing a fractional part of a Membership Interest in the Company, having the rights, preferences, privileges, duties, restrictions, and limitations set forth in this Agreement. Units are used to evidence and calculate the Members' respective Percentage Interests and do not create any rights separate from the rights expressly provided in this Agreement.

ARTICLE II — FORMATION AND ORGANIZATION

Section 2.1. ***Formation.*** The Company was formed as a Delaware limited liability company by the filing of the Certificate of Formation with the office of the Secretary of State of the State of Delaware in accordance with the Act. The rights, powers, duties, obligations, and liabilities of the Members and the Managers shall be as provided in the Act, except as otherwise provided in this Agreement.
Section 2.2. ***Name.*** The name of the Company is "TradeFunded LLC." The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Manager Committee deems appropriate or advisable.
Section 2.3. ***Principal Office.*** The principal office of the Company shall be located at 8 THE GREEN STE A, DOVER DE 19901, or at such other place as the Manager Committee may designate from time to time.
Section 2.4. ***Registered Agent and Office.*** The registered agent and registered office of the Company in the State of Delaware shall be 8 THE GREEN STE A, DOVER DE 19901, or such

other agent and office as the Manager Committee may designate from time to time in accordance with the Act.
Section 2.5. ***Term.*** The Company shall have a perpetual existence unless dissolved in accordance with the provisions of this Agreement or the Act.
Section 2.6. ***Purpose.*** The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be organized under the Act. Without limiting the foregoing, the Company intends to develop, market, and operate a technology platform and related services, and to engage in such other business activities as the Manager Committee may determine from time to time.
Section 2.7. ***Authority.*** The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental, or convenient to or for the furtherance of the purposes set forth in Section 2.6, including the power to enter into contracts, borrow money, acquire and dispose of property, and engage in any other activities permitted by the Act.

ARTICLE III — MEMBERS AND MEMBERSHIP INTERESTS

Section 3.1. Founding Members. The Founding Members of the Company are identified in Article I, and their respective Units, Percentage Interests, Capital Contributions, and other ownership information shall be reflected in the Member Register. As of the date of this Agreement, the Founding Members hold, in the aggregate, Units representing sixty-five percent (65%) of the Company's fully diluted Percentage Interests.
Section 3.2. ***Admission of Additional Members.*** Additional Members may be admitted to the Company by Majority Manager Approval; provided that the issuance of any Units and any related offering or transaction shall comply with Article IV and any applicable Reserved Matter requiring Unanimous Manager Approval under Section 6.4. The terms and conditions of admission, including the Capital Contribution, number of Units, Percentage Interest, classification, and effective date of admission, shall be determined by the Manager Committee.

A Person shall be admitted as a Member upon (a) such Person's execution or acceptance of a joinder, counterpart, subscription agreement, SAFE, investment agreement, or other instrument evidencing such Person's agreement to be bound by this Agreement, (b) satisfaction of any other conditions of admission established by the Manager Committee, and (c) the recording of such Person's admission and ownership information in the Member Register.

The Manager Committee may determine that a separate joinder or counterpart is not required if another instrument executed or accepted by the Person provides that such Person will be bound by this Agreement upon admission.

Section 3.3. ***Membership Interests.*** Each Member's Membership Interest is represented by Units and represents such Member's rights in the Company, including the right to receive distributions, allocations of Profits and Losses, and such other rights as may be granted under this Agreement. Membership Interests and Units shall be considered personal property of the respective Members.

Section 3.4. ***No Authority of Members.*** No Member, acting solely in its capacity as a Member, shall have any authority to bind the Company or to take any action on behalf of the Company. The management and control of the Company shall be vested exclusively in the Manager Committee as set forth in Article VI.

Section 3.5. ***Liability of Members.*** Except as otherwise required by the Act or as expressly set forth in this Agreement, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

ARTICLE IV — CAPITAL STRUCTURE AND RESERVED UNITS

Section 4.1. *Authorized Capital Structure.* The Company's fully-diluted capital structure consists of ten million (10,000,000) Units, representing one hundred percent (100%) of the Company's fully-diluted Percentage Interests, allocated as follows as of the date of this Agreement:

(a) **Founding Members:** Six million five hundred thousand (6,500,000) Units, representing sixty-five percent (65%) of the Company's fully-diluted Percentage Interests, issued and outstanding as of the Effective Date, allocated among the Founding Members as summarized on Exhibit A and reflected in the Member Register;

(b) **Seed Investors:** One million (1,000,000) Units, representing ten percent (10%) of the Company's fully-diluted Percentage Interests, issued and outstanding following conversion of SAFEs, allocated among the Seed Investors as reflected in the Member Register;

(c) **Regulation CF Reserve:** Two million (2,000,000) Units, representing Twenty percent (20%) of the Company's fully-diluted Percentage Interests, reserved for issuance to investors in a future Regulation CF offering as described in Section 4.3; and

(d) **Company Reserve / Unallocated Interests.** Five hundred thousand (500,000) Units, representing five percent (5%) of the Company's fully diluted Percentage Interests, are designated as a Company Reserve. These Units are not issued and are not intended to be issued and exist solely for capitalization reference purposes. The Company Reserve shall not participate in allocations of Profits and Losses, distributions, or voting, and shall be disregarded in determining distribution percentages under Article X.

The Founding Members acknowledge and agree that the Regulation CF Reserve represent authorized but unissued Units. The issuance of reserved Units will proportionally dilute all existing Members' Percentage Interests on the basis set forth in this Article IV, Exhibit A, and the Member Register. The Founding Members consent to such dilution as a condition of this Agreement.

For the avoidance of doubt, the TradeFunded Capital Funding Allocation described in Article XI represents a contractual funding allocation of Pre-Distribution Cash and does not constitute a Membership Interest, Unit, profits interest, equity interest, or part of the Company's capital structure.

Section 4.2. *Seed Investor Units.* One million (1,000,000) Units, representing ten percent (10%) of the Company's fully-diluted Percentage Interests, were issued to Seed Investors in connection with the prior conversion of SAFEs and are allocated among the Seed Investors as reflected in the Member Register. Except as otherwise approved by Unanimous Manager Approval, no additional SAFEs or Units shall be issued to Seed Investors in excess of one million (1,000,000) Units, representing ten percent (10%) of the Company's fully-diluted Percentage Interests.

Section 4.3. *Regulation CF Reserve.* Two million (2,000,000) Units, representing twenty percent (20%) of the Company's fully-diluted Percentage Interests, are reserved for issuance to investors in a future offering under Regulation Crowdfunding (Regulation CF) pursuant to Section 4(a)(6) of the Securities Act of 1933. The terms of any Regulation CF offering, including pricing, minimum and maximum investment amounts, and the specific number of Units and corresponding Percentage Interests to be allocated, shall be determined by the Manager Committee at the time of such offering. The Manager Committee is authorized, but not obligated, to conduct a Regulation CF offering. If no Regulation CF offering is conducted within 1 year of the Effective Date, the Regulation CF Reserve shall expire and the reserved Units shall be reallocated to the then-existing Members pro rata based on their respective Percentage Interests, unless the Manager Committee

determines otherwise by Unanimous Manager Approval.

Section 4.4. ***Distributions and Voting Pending Issuance.*** Until reserved Units are issued to admitted Members:

(a) Distributions shall be made only to Members holding issued Units and shall be made in accordance with Article X based on issued Percentage Interests only;

(b) Voting and consent rights of Members shall be determined based solely on issued Units and the corresponding Percentage Interests; and

(c) The reserved Units shall not be counted in determining a "majority-in-interest" or other threshold requiring Member action.

Section 4.5. ***Voluntary Contribution of Percentage Interests.***

(a) **Authorization.** Any Member (a "***Contributing Member***") may, at any time, voluntarily contribute all or any portion of such Member's Units and corresponding Percentage Interest to the Company or to a designated recipient, subject to the approval of the Manager Committee by Majority Manager Approval (or, if the Contributing Member is a Manager, with the consent of at least one other Manager). No Member may be compelled to contribute any portion of its Units or Percentage Interest under this Section 4.5.

(b) **Permitted Purposes.** A voluntary contribution under this Section 4.5 may be made for any lawful purpose, including but not limited to: (i) compensating a funding portal, placement agent, or other intermediary in connection with an offering of the Company's securities; (ii) granting equity to a key employee, advisor, consultant, or replacement Manager; (iii) funding an equity incentive pool; or (iv) any other purpose approved by the Manager Committee.

(c) **Mechanics.** The Contributing Member shall deliver written notice to the Manager Committee specifying: (i) the number of Units and corresponding Percentage Interest to be contributed; (ii) the proposed recipient (or, if being contributed to the Company for cancellation, a statement to that effect); and (iii) the purpose of the contribution. Upon approval by the Manager Committee, the Contributing Member's Units and corresponding Percentage Interest shall be reduced by the contributed amount, and the contributed Units and corresponding Percentage Interest shall be either (A) issued to the designated recipient, who shall execute a joinder to this Agreement if not already a Member, or (B) cancelled and retired by the Company, as applicable.

(d) **No ROFR.** Voluntary contributions under this Section 4.5 shall be exempt from the Right of First Refusal provisions of Section 12.5 and the general Transfer restrictions of Section 12.1, provided that the contribution has been approved by the Manager Committee as set forth in Section 4.5(a).

(e) **Tax Consequences.** The Contributing Member acknowledges that a voluntary contribution may have tax consequences, including the recognition of gain or loss, and agrees to consult with its own tax advisors prior to making any contribution under this Section 4.5. The Company shall have no obligation to indemnify the Contributing Member for any tax liability arising from such contribution.

(f) **Ownership Records.** The Manager Committee shall promptly update the Member Register to reflect any voluntary contribution under this Section 4.5. Exhibit A shall also be updated if the contribution changes any aggregate capitalization category or other information summarized on Exhibit A.

ARTICLE V — VESTING OF FOUNDING MEMBER INTERESTS

Section 5.1. ***Vesting Generally.*** Except as set forth in Section 5.2, each Vesting Member's Units and corresponding Percentage Interest shall be subject to the vesting, forfeiture, transfer restriction, and continuation provisions set forth in this Article V. A Vesting Member's Units and

corresponding Percentage Interest shall consist of a "***Vested Portion***" and an "***Unvested Portion***." Unless and until a Liquidity Event occurs, one hundred percent (100%) of each Vesting Member's Units and corresponding Percentage Interest shall constitute an Unvested Portion and shall remain subject to forfeiture in accordance with this Article V.

Section 5.2. ***Exempt Member.*** The Units and corresponding Percentage Interest of **Oasis Holdings, Ltd., LLC** shall be one hundred percent (100%) vested as of the Effective Date and shall not be subject to any vesting schedule, forfeiture, or clawback under this Article V.

Section 5.3. ***Vesting Upon Liquidity Event.*** The Units and corresponding Percentage Interests of TraderSumo LLC, Natural Workflow LLC, and Bethlem Royal Holdings LLC (each, a "***Vesting Member***") shall remain unvested unless and until the occurrence of a Liquidity Event. Upon the consummation of a Liquidity Event, one hundred percent (100%) of each Vesting Member's Units and corresponding Percentage Interest shall vest, provided that no Forfeiture Event has occurred with respect to such Vesting Member prior to such Liquidity Event.

Section 5.4. ***Forfeiture Events.*** A Vesting Member's Unvested Portion shall be immediately and automatically forfeited, without any action by or notice from the Company, upon the occurrence of any of the following events with respect to such Vesting Member or its Applicable Service Provider before a Liquidity Event (each, a "***Forfeiture Event***"):

(a) **Voluntary Departure.** The Vesting Member or its Applicable Service Provider voluntarily resigns, voluntarily withdraws from service to the Company, or otherwise voluntarily ceases to provide services to the Company, whether in such Person's capacity as a Manager, Manager Representative, officer, service provider, or otherwise; or

(b) **Cause.** The Vesting Member or its Applicable Service Provider is removed, terminated, or otherwise separated from service by the Company for Cause.

For purposes of this Article V, "***Cause***" means, with respect to a Vesting Member or its Applicable Service Provider: (i) conviction of, or plea of guilty or nolo contendere to, a felony; (ii) fraud, embezzlement, or willful misappropriation of Company funds or property; (iii) material breach of fiduciary duty owed to the Company; (iv) willful misconduct that causes material harm to the Company's business, reputation, or financial condition; or (v) material breach of this Agreement or any ancillary agreement with the Company that remains uncured for thirty (30) days after written notice from the Manager Committee specifying the breach with reasonable particularity, provided that no cure period shall apply to any breach that is not reasonably capable of cure.

Section 5.5. ***Treatment of Forfeited Interests.*** Upon a Forfeiture Event:

(a) The Unvested Portion of the Vesting Member's Units and corresponding Percentage Interest shall be automatically cancelled and retired by the Company. The forfeited Units shall not be redistributed to any other Member but shall instead reduce the total issued Units and corresponding Percentage Interests, thereby proportionally increasing every remaining Member's relative share of distributions and voting power.

(b) If the Forfeiture Event occurs before a Liquidity Event, the Vesting Member shall retain no Units or corresponding Percentage Interest subject to this Article V, except to the extent any portion has previously become vested under Section 5.3.

(c) The Manager Committee shall promptly update the Member Register to reflect the forfeiture and cancellation. Exhibit A shall also be updated if the forfeiture or cancellation changes any aggregate capitalization category or other information summarized on Exhibit A.

Section 5.6. ***Continuation Events.*** Notwithstanding anything to the contrary in this Agreement, none of the following events shall constitute a Forfeiture Event, shall cause vesting acceleration, or shall cause a Vesting Member's Unvested Portion to be forfeited: (a) death of the Applicable Service Provider; (b) Disability of the Applicable Service Provider; (c) removal or termination of the Vesting Member or its Applicable Service Provider by the Company without Cause; or (d) Constructive Termination. Upon the occurrence of any such event, the Vesting Member's Units and

corresponding Percentage Interest shall remain outstanding and shall remain subject to the Liquidity Event vesting condition set forth in Section 5.3.

Section 5.7. ***Distributions, Allocations, and Voting During Vesting Period.*** During the period before a Liquidity Event, and unless and until a Forfeiture Event occurs with respect to a Vesting Member, each Vesting Member shall be entitled to receive distributions with respect to all Units held by such Vesting Member, whether vested or unvested, and shall be allocated Profits and Losses based on the Percentage Interest corresponding to all such Units. Each Vesting Member shall also retain the voting, consent, and other Member rights associated with all Units held by such Vesting Member, whether vested or unvested, except as otherwise expressly provided in this Agreement. The forfeiture provisions of this Article V apply only upon the occurrence of a Forfeiture Event and do not reduce the Vesting Member's economic or voting rights during the period before a Liquidity Event.

Section 5.8***. Intended Tax Treatment.*** The parties intend that, for U.S. federal income tax purposes, the Unvested Portion of each Vesting Member's Units and corresponding Percentage Interest remain subject to a substantial risk of forfeiture until the occurrence of a Liquidity Event, unless otherwise required by applicable law. Each Vesting Member shall be solely responsible for consulting with such Vesting Member's own tax advisors regarding the tax consequences of this Article V, including the consequences of vesting, forfeiture, distributions, allocations, transfers, and any election under Section 83(b) of the Code. The Company makes no representation or guaranty regarding the tax consequences of this Article V or the availability of any deferral, deduction, exclusion, election, or other tax treatment.

Section 5.9. ***No Interference with Manager Removal.*** Nothing in this Article V shall limit or affect the provisions governing removal of Managers set forth in Article VI. A Manager may be removed in accordance with Article VI. For purposes of this Article V, removal of a Vesting Member as Manager, or removal of the natural person serving as such Vesting Member's Manager Representative, shall result in forfeiture only if such removal is for Cause. Removal without Cause shall not constitute a Forfeiture Event and shall instead be treated as a Continuation Event under Section 5.6.

Section 5.10. ***Transfer Restrictions During Vesting Period.*** Notwithstanding Article XII or any other provision of this Agreement, before a Liquidity Event, no Vesting Member may Transfer any Unvested Portion of such Vesting Member's Units or corresponding Percentage Interest, except (a) a transfer by operation of law upon death or legal incapacity, or (b) a transfer for estate planning purposes to an Affiliate, trust, or other permitted transferee approved by the Manager Committee, provided that in each case the transferee agrees in writing to be bound by this Agreement and the transferred Units and corresponding Percentage Interest remain subject to the same vesting, forfeiture, transfer restriction, and Liquidity Event conditions that applied immediately before such Transfer. Any purported Transfer in violation of this Section 5.9 shall be null and void.

ARTICLE VI — MANAGEMENT

Section 6.1. ***Manager-Managed.*** The Company shall be manager-managed. The following entities are hereby designated as the Managers of the Company:

(a) **Oasis Holdings, Ltd., LLC**, represented by **Ryan Masten**;

(b) **TraderSumo LLC**, represented by **Christopher Price**; and

(c) **Natural Workflow LLC**, represented by **David Lojko**.

The Managers, acting collectively through the Manager Committee, shall have full, exclusive, and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business, subject to the provisions of this Agreement.

Section 6.2. ***Manager Committee; Meetings and Action.***

(a) **Majority Manager Approval.** Except for Reserved Matters (Section 6.4), all decisions of the Manager Committee shall be made by Majority Manager Approval (the affirmative vote or written consent of at least two of the Managers then serving, or all Managers then serving if fewer than three).
(b) **Meetings.** The Manager Committee may hold meetings at such times and places as any Manager may designate upon reasonable notice to the other Managers. Meetings may be held in person, by telephone, or by video conference. Any Manager may call a meeting upon not less than forty-eight (48) hours' prior written notice (which may be given by email) to each other Manager.
(c) **Quorum.** A majority of the Managers then serving shall constitute a quorum for the transaction of business at any meeting of the Manager Committee; provided that if fewer than three (3) Managers are then serving, all Managers then serving must be present to constitute a quorum.
(d) **Action Without Meeting.** Any action that may be taken at a meeting of the Manager Committee may be taken without a meeting if consented to in writing (including email) by the number of Managers required for such action.
(e) **Minutes.** The Manager Committee shall maintain written minutes or records of all material actions taken, whether at a meeting or by written consent.

Section 6.3. ***Powers of the Manager Committee.*** Without limiting the generality of Section 6.1, the Manager Committee shall have the authority to:

(a) Execute and deliver any and all documents, instruments, and agreements on behalf of the Company;
(b) Open and maintain bank accounts and other financial accounts in the name of the Company;
(c) Hire, supervise, and terminate employees, independent contractors, agents, and advisors;
(d) Acquire, hold, manage, and dispose of real and personal property;
(e) Commence, prosecute, defend, or settle any proceeding or claim in the name of the Company;
(f) Issue SAFEs, Units, Membership Interests, and other securities in accordance with Article VIII (subject to the limitations in Section 4.2);
(g) Determine the timing and amount of distributions to Members in accordance with Article X;
(h) Admit new Members and determine the terms of their admission (subject to Section 6.4 for Reserved Matters);
(i) Approve, fund, and administer the TradeFunded Capital Funding Allocation in accordance with Article XI, including determining the timing, amount, form, and recipient of any payment, contribution, or other transfer made pursuant to such allocation; and
(j) Take any and all other actions as the Manager Committee deems necessary or advisable to carry out the purposes of the Company.

Section 6.4. ***Reserved Matters.*** The following actions shall require **Unanimous Manager Approval** (the affirmative vote or written consent of all three Managers):

(a) Issuing SAFEs, Units, Membership Interests, or other securities in excess of the amounts authorized in Article IV (including exceeding the Regulation CF Reserve);
(b) Incurring any indebtedness or guaranteeing obligations in excess of $5,000 individually or $5,000 in the aggregate;
(c) Selling, leasing, or otherwise disposing of all or substantially all of the Company's assets outside the ordinary course of business;
(d) Entering into any transaction with a Manager, a Member, or an Affiliate of any Manager or Member, except on arm's-length terms approved by the disinterested Managers;
(e) Approving the dissolution or winding up of the Company;
(f) Amending or restating this Agreement (subject to Article XVI);
(g) Approving any merger, consolidation, or conversion of the Company;
(h) Changing the Company's tax classification or making any material tax election;

(i) Establishing or modifying Manager compensation; and
(j) Conducting a Regulation CF offering or any other registered or exempt offering of securities not previously authorized by this Agreement.

Section 6.5. *Individual Manager Authority.* Subject to any delegation approved by Majority Manager Approval, each Manager (through its Manager Representative) shall have the authority to take the following actions individually, without requiring Manager Committee action, provided such actions are within the scope of any budget or business plan approved by the Manager Committee:

(a) Execute agreements and incur obligations in the ordinary course of business not exceeding $5,000 per transaction;
(b) Direct employees and contractors in connection with day-to-day operations within such Manager's designated area of responsibility (if any); and
(c) Take such other ministerial or administrative actions as the Manager Committee may delegate from time to time.

The Manager Committee may, by Majority Manager Approval, establish written policies governing the scope of individual Manager authority.

Section 6.6. *Standard of Care.* Each Manager shall manage the affairs of the Company in good faith and with the care that an ordinarily prudent person in a like position would exercise under similar circumstances. No Manager shall be liable to the Company or to any Member for any act or omission performed or omitted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, provided that such act or omission does not constitute willful misconduct, fraud, or a knowing violation of law.

Section 6.7. *Removal of Managers.*

(a) **General Removal Standard.** Except as provided in Section 6.7(b), any Manager may be removed with or without cause by the affirmative vote or written consent of the other two (2) Managers and Members holding a majority-in-interest of the issued Units (excluding the Units held by the Manager being removed or any entity controlled by such Manager's Manager Representative).
(b) **Enhanced Protection — Oasis Holdings, Ltd., LLC.** Notwithstanding Section 6.7(a), Oasis Holdings, Ltd., LLC ("Oasis Holdings") may be removed as a Manager only for Cause (as defined below). Removal of Oasis Holdings for Cause shall require the affirmative vote or written consent of the other two (2) Managers and Members holding a majority-in-interest of the issued Units (excluding the Units held by Oasis Holdings or any entity controlled by Ryan Masten).
(c) **Definition of "Cause."** For purposes of Section 6.7(b), "***Cause***" means any of the following with respect to Oasis Holdings or its Manager Representative:
(i) Conviction of, or entry of a plea of guilty or *nolo contendere* to, a felony under federal or state law;
(ii) Fraud, embezzlement, or willful misappropriation of Company funds or property;
(iii) Willful misconduct that causes material harm to the Company's business, reputation, or financial condition;
(iv) Material breach of this Agreement that remains uncured for thirty (30) days after written notice from the other two Managers specifying the breach with reasonable particularity; or
(v) Willful and continued failure to substantially perform the duties reasonably assigned by the Manager Committee, which failure continues for sixty (60) days after written notice from the other two Managers specifying the failure with reasonable particularity.
(d) **Cure Period.** With respect to events described in Sections 6.7(c)(iv) and 6.7(c)(v), Oasis Holdings shall have the cure period specified therein to remedy the breach or failure. If the breach or failure is cured within the applicable cure period, Cause shall not be deemed to exist with respect to such event. The cure periods set forth in this Section 6.7(d) shall not apply to events described in Sections 6.7(c)(i), 6.7(c)(ii), or 6.7(c)(iii), which shall constitute Cause immediately upon occurrence.

(e) **Effect of Removal.** Upon removal under Section 6.7(a) or 6.7(b), the removed Manager's authority under this Article VI shall terminate immediately. The removed Manager shall retain its Membership Interest and Units (subject to the forfeiture provisions of Article V, if applicable) and shall continue as a non-managing Member. A successor Manager may be appointed by the remaining Managers with the consent of Members holding a majority-in-interest of the issued Units.

(f) **Termination of Enhanced Protection.** The enhanced protection set forth in Section 6.7(b) shall terminate automatically upon the occurrence of any of the following: (i) Ryan Masten ceases to be the Manager Representative of Oasis Holdings; (ii) Oasis Holdings Transfers a majority of its Units and corresponding Percentage Interest to a Person other than an Affiliate of Ryan Masten; or (iii) Ryan Masten ceases to Control Oasis Holdings. Upon any such termination, Oasis Holdings shall thereafter be subject to removal under the general standard set forth in Section 6.7(a).

Section 6.8. ***Resignation of Managers.*** Any Manager may resign at any time by providing sixty (60) days' prior written notice to all other Managers and all Members. Upon resignation, a successor Manager may be appointed by the remaining Managers with the consent of Members holding a majority-in-interest of the issued Units. If no successor is appointed within ninety (90) days of the effective date of resignation, the remaining Managers shall continue to manage the Company.

Section 6.9. ***Vacancy.***

(a) **Occurrence of Vacancy.** A vacancy on the Manager Committee shall be deemed to occur upon the removal of a Manager pursuant to Section 6.7, the resignation of a Manager pursuant to Section 6.8, or the dissolution, bankruptcy, or cessation of existence of a Manager.

(b) **Continued Operations.** Upon the occurrence of a vacancy, the remaining Managers shall continue to manage the Company with full authority under this Agreement. All references in this Agreement to "Majority Manager Approval" and "Unanimous Manager Approval" shall be construed with reference to the number of Managers then serving, as set forth in the definition of Majority Manager Approval in Article I. For the avoidance of doubt, if two (2) Managers are then serving, both Majority Manager Approval and Unanimous Manager Approval shall require the affirmative vote or written consent of both such Managers.

(c) **Appointment of Successor.** A successor Manager may be appointed by the remaining Managers with the consent of Members holding a majority-in-interest of the issued Units. A successor Manager shall execute a joinder to this Agreement and shall designate a Manager Representative in accordance with Section 6.10. The remaining Managers shall use commercially reasonable efforts to fill any vacancy within one hundred eighty (180) days of its occurrence.

(d) **Sole Remaining Manager.** If at any time only one (1) Manager remains serving, such Manager shall have full authority to manage the Company; provided, however, that actions that would otherwise require Unanimous Manager Approval (Section 6.4) shall require the consent of Members holding a majority-in-interest of the issued Units (excluding the remaining Manager's Units) in addition to the remaining Manager's approval. The sole remaining Manager shall use commercially reasonable efforts to appoint at least one additional Manager within ninety (90) days.

(e) **No Managers.** If at any time no Manager is serving, Members holding a majority-in-interest of the issued Units may appoint one or more successor Managers. Until a successor Manager is appointed, Members holding a majority-in-interest of the issued Units may authorize actions necessary to preserve the Company's business and assets, but shall not have authority to take any action constituting a Reserved Matter.

Section 6.10. ***Manager Representatives.*** Each Manager (being an entity) shall at all times designate one natural person as its Manager Representative to exercise the powers and duties of

such Manager. A Manager may change its Manager Representative at any time by providing written notice to the other Managers and all Members. The acts of a Manager Representative within the scope of such Manager's authority shall be deemed the acts of the Manager.

Section 6.11. ***Compensation of Managers.*** Each Manager shall be entitled to receive such compensation for services rendered to the Company as may be determined by Unanimous Manager Approval (Section 6.4(i)). Each Manager shall also be entitled to reimbursement for all reasonable and documented expenses incurred on behalf of the Company, subject to any expense policies established by the Manager Committee.

Section 6.12. ***Officers.*** The Manager Committee may from time to time designate one or more Persons as officers of the Company, with such titles, duties, and authority as the Manager Committee may determine by Majority Manager Approval. Any officer may be removed by Majority Manager Approval at any time, with or without cause. Officers shall serve at the pleasure of the Manager Committee and shall have only such authority as is delegated by the Manager Committee.

Section 6.13. ***Reliance by Third Parties.*** Any Person dealing with the Company may rely upon a certificate signed by any Manager Representative to the effect that such Manager Representative is authorized to act on behalf of the Company, without inquiry into the provisions of this Agreement or compliance herewith.

ARTICLE VII — CAPITAL CONTRIBUTIONS

Section 7.1. ***Initial Capital Contributions.*** The Capital Contribution of each Member shall be reflected in the Member Register. The Manager Committee is authorized to update the Member Register to reflect additional Capital Contributions, returned contributions, corrections, and other changes made in accordance with this Agreement.

Section 7.2. ***Additional Capital Contributions.*** No Member shall be required to make any additional Capital Contribution to the Company. Additional Capital Contributions may be made only with the consent of the Manager Committee and such contributing Member. The terms and conditions of any additional Capital Contribution (including any adjustment to Units or Percentage Interests) shall be determined by the Manager Committee.

Section 7.3. ***Capital Accounts.*** A separate Capital Account shall be established and maintained for each Member in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv). Each Member's Capital Account shall be (a) increased by such Member's Capital Contributions and allocations of Profits, and (b) decreased by distributions to such Member and allocations of Losses. The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations.

Section 7.4. ***No Interest on Capital Contributions.*** No Member shall be entitled to receive interest on such Member's Capital Contribution or Capital Account balance.

Section 7.5. ***Return of Capital Contributions.*** Except as otherwise provided in this Agreement, no Member shall have the right to demand or receive a return of such Member's Capital Contribution. No Member shall have priority over any other Member for the return of Capital Contributions, except as provided in Article X with respect to the Seed Investor Accelerated Return.

ARTICLE VIII — SAFE INSTRUMENTS AND CONVERSION

Section 8.1. ***Prior SAFE Issuance and Conversion.*** The Company previously issued Simple Agreements for Future Equity ("SAFEs") to certain investors, which converted into Membership Interests in connection with the Prior A&R Agreement. Under this Agreement, the Membership Interests issued upon conversion of such SAFEs are represented by the Units and corresponding

Percentage Interests reflected in the Member Register. The Manager Committee may issue additional SAFEs only to the extent such SAFEs would convert into Units within the remaining unissued portion, if any, unless otherwise approved by Unanimous Manager Approval.

Section 8.2. ***Unit Denomination.*** The Membership Interests issued upon conversion of the SAFEs are represented by the Units and corresponding Percentage Interests reflected for each Seed Investor in the Member Register. Exhibit A shall reflect the aggregate number and Percentage Interest of Units issued to Seed Investors but need not identify individual Seed Investors.

Section 8.3. ***Seed Investor Classification.*** Each Person who acquired a Membership Interest upon conversion of a SAFE shall be designated as a “Seed Investor” for purposes of this Agreement and shall be entitled to participate in the Seed Investor Accelerated Return as set forth in Section 10.2.

Section 8.4. ***No Additional Rights.*** Except as expressly set forth in this Agreement, including the Seed Investor Accelerated Return provisions of Section 10.2, the conversion of SAFEs shall not confer upon Seed Investors any governance rights, voting rights, or other rights beyond those provided to Members generally under this Agreement. Seed Investors shall not, solely by reason of their status as Seed Investors, have any right to participate in the management or affairs of the Company.

ARTICLE IX — ALLOCATIONS OF PROFITS AND LOSSES

Section 9.1. ***General Allocation of Profits and Losses.*** Except as otherwise provided in this Agreement, Profits and Losses of the Company for each Fiscal Year shall be allocated among the Members in proportion to their respective Percentage Interests (taking into account only issued Units and Percentage Interests as provided in Section 4.4).

Section 9.2. ***Special Allocations.*** Notwithstanding Section 9.1, the following special allocations shall be made in the following order of priority:

(a) **Qualified Income Offset.** If any Member unexpectedly receives any adjustment, allocation, or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the deficit balance in such Member’s Capital Account as quickly as possible.

(b) **Minimum Gain Chargeback.** If there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year in the manner and to the extent required by Treasury Regulation Sections 1.704-2(f) and 1.704-2(i)(4).

(c) **Nonrecourse Deductions.** Nonrecourse deductions for any Fiscal Year shall be allocated among the Members in proportion to their respective Percentage Interests.

(d) **Code Section 704(c) Allocations.** In accordance with Section 704(c) of the Code and the applicable Treasury Regulations, income, gain, loss, and deduction with respect to any property contributed to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property and its fair market value at the time of contribution.

Section 9.3. ***Tax Allocations.*** For federal, state, and local income tax purposes, each item of income, gain, loss, deduction, and credit shall be allocated among the Members in the same manner as the corresponding items of Profits and Losses are allocated pursuant to this Article IX, except as otherwise required by Section 704(c) of the Code and the Treasury Regulations thereunder.

Section 9.4. ***Allocation Period.*** Allocations of Profits and Losses shall be made as of the end of each Fiscal Year; provided, that if during any Fiscal Year there is a change in any Member’s Units or Percentage Interest, Profits and Losses shall be allocated using any method permitted under Section 706 of the Code as determined by the Manager Committee.

ARTICLE X — DISTRIBUTIONS

Section 10.1. ***Application and Distribution of Available Cash.*** Distributions of the Company's available cash shall be made at such times and in such amounts as the Manager Committee shall determine by Majority Manager Approval, in the following order of priority:

(a) Step 1 — TradeFunded Capital Funding Allocation. First, five percent (5%) of Pre-Distribution Cash shall be allocated for payment, contribution, or other transfer to TradeFunded Capital LLC, or such other subsidiary or Affiliate approved by the Manager Committee, for use in connection with such entity's ongoing operations, trading activities, working capital, service provider incentive arrangements, performance bonus arrangements, funded trader arrangements, or similar arrangements administered outside of the Company pursuant to the governing documents and agreements of such subsidiary or Affiliate.

(b) Step 2 — Distributable Cash to Members. After giving effect to Section 10.1(a), the Company shall distribute Distributable Cash to the Members pro rata based on their relative issued Units.

Section 10.2. ***Seed Investor Accelerated Return.*** In recognition of the heightened risk borne by Seed Investors who invest at the earliest stages of the Company's development, the Company shall implement an accelerated economic return mechanism as follows:

(a) Accelerated Distribution Share. During the Accelerated Return Period (as defined below), fifty percent (50%) of all Distributable Cash that would otherwise be distributable to **Oasis Holdings, Ltd., LLC** (or any successor entity controlled by Ryan Masten) shall instead be allocated and distributed to the Seed Investors, pro rata in proportion to their respective Seed Investment Amounts. For the avoidance of doubt, during the Accelerated Return Period: (i) all Members other than Oasis Holdings, Ltd., LLC and the Seed Investors shall receive distributions in accordance with their Percentage Interests without reduction; (ii) Oasis Holdings, Ltd., LLC shall receive only fifty percent (50%) of its otherwise-distributable share, with the remaining fifty percent (50%) being redirected to the Seed Investors as described herein; and (iii) TraderSumo LLC, Natural Workflow LLC, and the Bethlem Royal Holdings LLC shall not be affected by the Seed Investor Accelerated Return.

(b) Accelerated Return Period. The "Accelerated Return Period" shall commence on the date on which the first distribution is made following the conversion of any SAFE into a Membership Interest, and shall continue until each Seed Investor has received aggregate distributions under this Section 10.2(a) (and any distributions under Section 10.3) equal to one hundred percent (100%) of such Seed Investor's Seed Investment Amount (the "Return Threshold"). The Manager Committee shall maintain records tracking the cumulative distributions received by each Seed Investor for purposes of determining when the Return Threshold has been satisfied.

(c) Termination and Reversion. Upon any individual Seed Investor reaching the Return Threshold, such Seed Investor's participation in the accelerated return mechanism shall cease, and such Seed Investor shall thereafter receive distributions solely in accordance with its Percentage Interest under Section 10.3. The fifty percent (50%) share previously redirected on account of such Seed Investor shall revert to Oasis Holdings, Ltd., LLC (or its successor). The Accelerated Return Period shall terminate entirely when all Seed Investors have reached the Return Threshold.

(d) Nature of Accelerated Return. The Seed Investor Accelerated Return is a distribution priority mechanism and does not constitute a guarantee of return, a debt obligation, or a preferred return. No Seed Investor shall have any claim against the Company, any Manager, or any other Member if the Company does not generate sufficient Distributable Cash to satisfy the Return Threshold. This mechanism does not alter the governance rights of any Member and shall not be construed as creating any debt, loan, or creditor-debtor relationship between the Company and any Seed Investor.

(e) No Impact on Other Members. The Seed Investor Accelerated Return operates solely as a reallocation of Oasis Holdings, Ltd., LLC's distributable share in favor of Seed Investors. TraderSumo LLC, Natural Workflow LLC, the Bethlem Royal Holdings LLC, and any Members admitted after the conversion of SAFEs who are not Seed Investors shall receive distributions in accordance with their Percentage Interests without reduction or offset on account of the Seed Investor Accelerated Return.

Section 10.3. *Standard Distributions.* Subject to the TradeFunded Capital Funding Allocation described in Section 10.1(a) and the Seed Investor Accelerated Return provisions of Section 10.2 during the Accelerated Return Period, all Distributable Cash shall be distributed to the Members pro rata based on their relative issued Units.

Section 10.4. *Tax Distributions.* To the extent practicable, and prior to making any other distributions for any Fiscal Year, the Manager Committee shall cause the Company to distribute to each Member an amount at least equal to such Member's estimated tax liability arising from such Member's allocable share of the Company's taxable income for such Fiscal Year, calculated at the highest combined marginal federal and applicable state income tax rate then in effect. Tax distributions shall be treated as advances against, and shall reduce, subsequent distributions to which such Member would otherwise be entitled under this Article X.

Section 10.5. *Withholding.* The Company is authorized to withhold from distributions, or with respect to allocations, to a Member, any amounts required to be so withheld pursuant to the Code or any provision of federal, state, or local tax law. Any amounts so withheld shall be treated as amounts distributed to such Member under this Article X.

Section 10.6. *Limitations on Distributions.* No distribution shall be made to any Member to the extent that such distribution would violate Section 18-607 of the Act or any other applicable law.

ARTICLE XI — TRADEFUNDED CAPITAL FUNDING ALLOCATION

Section 11.1. *Establishment.* The Company hereby establishes the TradeFunded Capital Funding Allocation. The TradeFunded Capital Funding Allocation represents a contractual allocation of five percent (5%) of the Company's Pre-Distribution Cash for payment, contribution, or other transfer to TradeFunded Capital LLC, or such other subsidiary or Affiliate approved by the Manager Committee, for use in connection with such entity's ongoing operations, trading activities, working capital, service provider incentive arrangements, performance bonus arrangements, funded trader arrangements, or similar arrangements administered outside of the Company.

Section 11.2. *Payment, Contribution, or Transfer.* The Manager Committee may determine the timing, form, and mechanics of any payment, contribution, or other transfer made pursuant to the TradeFunded Capital Funding Allocation, including whether such amount is treated as a capital contribution, intercompany payment, reimbursement, service payment, advance, or other transfer, in each case as determined by the Manager Committee in consultation with the Company's tax advisors and consistent with the books and records of the Company and the recipient entity.

Section 11.3. *Administration by Recipient Entity.* TradeFunded Capital LLC, or such other subsidiary or Affiliate approved by the Manager Committee, shall be solely responsible for administering any service member, funded trader, trading account, incentive interest, performance bonus, profit share, or similar arrangement in accordance with its own governing documents and applicable agreements. The Company shall not be responsible for determining eligibility, calculating amounts payable, maintaining trading accounts, administering performance milestones, or making payments directly to any such Person, except to the extent the Manager Committee expressly determines otherwise in writing.

Section 11.4. *No Direct Rights of Service Providers.* No service member, funded trader, contractor, service provider, or other participant in any arrangement administered by TradeFunded Capital LLC or any other subsidiary or Affiliate shall have any right, claim, interest, or entitlement against the Company by reason of this Article XI. Any rights of such Person shall be governed

solely by the operating agreement, restricted interest agreement, services agreement, trading policy, or other applicable agreement of the entity administering such arrangement.

Section 11.5. *No Equity Interest.* The TradeFunded Capital Funding Allocation is not a Membership Interest, Unit, profits interest, equity interest, security, or debt obligation of the Company. The TradeFunded Capital Funding Allocation does not dilute any Member's Units or Percentage Interest and does not create any voting, consent, inspection, governance, management, liquidation, transfer, or other rights in any Person.

Section 11.6. *Retention or Reallocation.* If, for any distribution period, all or any portion of the amount otherwise allocable under Section 10.1(a) is not paid, contributed, or otherwise transferred to TradeFunded Capital LLC or another subsidiary or Affiliate approved by the Manager Committee, the Manager Committee may retain such amount as a reserve for future payment, contribution, or transfer pursuant to this Article XI, retain such amount as working capital of the Company, or treat such amount as additional Distributable Cash available for distribution to the Members in accordance with Article X.

ARTICLE XII — TRANSFER OF MEMBERSHIP INTERESTS

Section 12.1. *Restrictions on Transfer.* No Member shall Transfer all or any portion of such Member's Units without the prior written consent of the Manager Committee (by Majority Manager Approval), which consent may be withheld in the Manager Committee's sole and absolute discretion. Any purported Transfer in violation of this Section 12.1 shall be null and void and of no force or effect.

Section 12.2. *Conditions to Permitted Transfers.* As a condition to any Transfer, the Manager Committee may require that: (a) the transferee execute a joinder to this Agreement; (b) the transferring Member and the transferee provide representations and warranties regarding compliance with applicable securities laws; (c) the transferring Member provide an opinion of counsel, at such Member's expense, that the Transfer is exempt from registration under applicable securities laws; and (d) the Transfer will not result in the Company being treated as a publicly traded partnership under Section 7704 of the Code.

Section 12.3. *Assignees.* Unless admitted as a Member with the consent of the Manager Committee, a transferee of Units shall be an assignee only and shall be entitled to receive only the Economic Interest associated with the transferred Units. An assignee shall have no right to participate in the management or affairs of the Company, no right to vote on any matter, and no right to access Company books and records, except as required by the Act.

Section 12.4. *Permitted Transfers.* Notwithstanding Section 12.1, and subject in all cases to the vesting, forfeiture, and transfer restrictions set forth in Article V, a Member may Transfer its Units without the Manager Committee's consent to (a) an Affiliate of such Member, (b) a revocable trust for the benefit of such Member, or (c) with respect to a natural person, a transfer by operation of law upon the death or legal incapacity of such Member, provided that in each case the transferee complies with Section 12.2.

Section 12.5. *Right of First Refusal.*

(a) **Transfer Notice.** Before any Member (the "***Offering Member***") may Transfer all or any portion of such Member's Units to any Person other than a transferee permitted under Section 12.4 (a "***Proposed Transferee***"), the Offering Member shall first deliver written notice (the "***Transfer Notice***") to the Company and each other Member (each, a "***Non-Offering Member***"). The Transfer Notice shall set forth: (i) the identity of the Proposed Transferee; (ii) the number of Units proposed to be Transferred and the corresponding Percentage Interest proposed to be Transferred (the "***Offered Interest***"); (iii) the proposed purchase price and payment terms (the "***Offered Price***"); and (iv) all other material terms and conditions of the proposed Transfer.

(b) **Company Option.** The Company shall have the first right and option, exercisable by written notice to the Offering Member within thirty (30) days after receipt of the Transfer Notice (the

"***Company Option Period***"), to purchase all (but not less than all) of the Offered Interest at the Offered Price and on the same terms and conditions set forth in the Transfer Notice. The decision to exercise the Company's right under this Section 12.5(b) shall be made by Majority Manager Approval, provided that the Offering Member (if a Manager) shall recuse itself from such vote and the approval of the remaining Managers shall suffice.

(c) **Remaining Member Option.** If the Company does not exercise its option under Section 12.5(b) within the Company Option Period, or affirmatively declines to exercise such option, the Company shall promptly (and in any event within five (5) business days) deliver notice to each Non-Offering Member. Each Non-Offering Member shall then have the right and option, exercisable by written notice to the Company and the Offering Member within thirty (30) days after receipt of such notice (the "***Member Option Period***"), to purchase its pro rata share of the Offered Interest (based on such Non-Offering Member's Units relative to the aggregate Units held by all Non-Offering Members) at the Offered Price and on the same terms and conditions. If any Non-Offering Member elects not to purchase its full pro rata share, the remaining electing Non-Offering Members may purchase such unpurchased portion on a pro rata basis.

(d) **Closing.** If the Company or one or more Non-Offering Members elect to purchase the Offered Interest, the closing of such purchase shall occur within thirty (30) days following the expiration of the applicable option period (or such later date as the parties may agree).

(e) **Release to Proposed Transferee.** If neither the Company nor any combination of Non-Offering Members elect to purchase all of the Offered Interest pursuant to Sections 12.5(b) and 12.5(c), the Offering Member may Transfer the Offered Interest to the Proposed Transferee identified in the Transfer Notice, at a price not less than the Offered Price and on terms no more favorable to the Proposed Transferee than those set forth in the Transfer Notice, provided that (i) such Transfer is completed within ninety (90) days after the expiration of the Member Option Period, (ii) the Proposed Transferee satisfies the conditions of Section 12.2, and (iii) the Manager Committee has provided its consent under Section 12.1 (which consent remains subject to the Manager Committee's sole discretion). If the Transfer is not completed within such ninety (90) day period, the Offering Member must recommence the right of first refusal process under this Section 12.5 before any subsequent Transfer.

(f) **Exempt Transfers.** The right of first refusal set forth in this Section 12.5 shall not apply to Permitted Transfers under Section 12.4.

ARTICLE XIII — DISSOLUTION AND WINDING UP

Section 13.1. ***Events of Dissolution.*** The Company shall be dissolved upon the first to occur of the following: (a) Unanimous Manager Approval and the consent of Members holding a majority-in-interest of the issued Units; (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act; (c) any event that makes it unlawful for the Company to continue its business; or (d) the occurrence of any other event requiring dissolution under the Act that is not otherwise addressed in this Agreement.

Section 13.2. ***Winding Up.*** Upon dissolution, the Manager Committee (or, if there is no Manager Committee, a Person appointed by a majority-in-interest of the Members) shall wind up the Company's affairs. During the winding up period, the business and affairs of the Company shall be conducted to the extent necessary to preserve the value of the Company's assets and wind up its business.

Section 13.3. ***Liquidation and Distribution.*** Upon the winding up of the Company, the assets of the Company shall be distributed in the following order of priority:

(a) First, to creditors of the Company, including Members who are creditors (to the extent otherwise permitted by the Act), in satisfaction of all debts, liabilities, and obligations of the Company;

(b) Second, to the establishment of any reserves that the Manager Committee (or other Person winding up the Company) deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company;

(c) Third, to the Members in accordance with their positive Capital Account balances, after giving effect to all contributions, distributions, and allocations for all periods.

For the avoidance of doubt, the TradeFunded Capital Funding Allocation does not create any liquidation preference, equity interest, debt claim, creditor claim, or right to distributions upon dissolution. No service member, funded trader, contractor, service provider, or other participant in any arrangement administered by TradeFunded Capital LLC or any other subsidiary or Affiliate shall have any claim against the Company's assets in dissolution by reason of the TradeFunded Capital Funding Allocation.

Section 13.4. ***Certificate of Cancellation.*** Upon completion of the winding up, the Manager Committee (or other Person winding up the Company) shall cause a Certificate of Cancellation to be filed with the Delaware Secretary of State in accordance with Section 18-203 of the Act.

ARTICLE XIV — BOOKS, RECORDS, AND TAX MATTERS

Section 14.1. ***Books and Records.*** The Company shall maintain complete and accurate books and records of the Company's business and affairs at its principal office or at such other location as the Manager Committee may determine. Such books and records shall be maintained in accordance with generally accepted accounting principles or such other method of accounting as the Manager Committee may determine. The Company shall also maintain the Member Register as part of the Company's books and records. The Member Register may be maintained electronically and separately from this Agreement. The Company shall provide each Member, upon reasonable request, confirmation of the information reflected in the Member Register with respect to such Member's own Units, Percentage Interest, Capital Contributions, and admission status.

Section 14.2. ***Financial Statements and Reports.*** The Manager Committee shall cause to be prepared and distributed to the Members, within ninety (90) days after the end of each Fiscal Year, financial statements of the Company (which need not be audited unless the Manager Committee determines otherwise), and such other information as may be reasonably necessary for the Members to prepare their federal and state income tax returns.

Section 14.3. ***Tax Returns.*** The Manager Committee shall cause all federal, state, and local tax returns of the Company to be timely prepared and filed. The Manager Committee shall designate one of the Managers (or its Manager Representative) as the "partnership representative" under the Bipartisan Budget Act of 2015 for purposes of the Code, and such Person shall have the authority to make all tax elections and to take all actions on behalf of the Company in connection with any tax audit, examination, or proceeding. The initial partnership representative shall be Ryan Masten (Manager Representative of Oasis Holdings, Ltd., LLC).

Section 14.4. ***Tax Elections.*** The Manager Committee may, by Majority Manager Approval, cause the Company to make any tax election permitted under the Code or applicable state or local tax law, including an election under Section 754 of the Code.

Section 14.5. ***Inspection Rights.*** Subject to the Act and this Agreement, each Member shall have the right, upon written request stating a purpose reasonably related to such Member's interest as a Member and at such Member's expense, to obtain such information concerning the Company as is necessary and essential to achieving such stated purpose.

To the fullest extent permitted by the Act, the Manager Committee may establish reasonable standards governing the form, timing, scope, confidentiality, use, and disclosure of information provided to a Member and may require the execution of a confidentiality agreement as a condition to disclosure. The Company may redact personal contact information, tax information, banking

information, personally identifiable information, trade secrets, and other confidential or sensitive information except to the extent disclosure is required by the Act.

The Member Register shall not be required to be attached to or routinely distributed with this Agreement. Any request to inspect the Member Register shall be governed by this Section 14.5 and the Act.

ARTICLE XV — INDEMNIFICATION AND EXCULPATION

Section 15.1. ***Indemnification.*** To the fullest extent permitted by the Act, the Company shall indemnify, defend, and hold harmless each Manager, each Manager Representative, each Member, and their respective officers, directors, managers, members, partners, employees, agents, and representatives (each, an “Indemnified Person”) from and against any and all claims, demands, liabilities, costs, damages, losses, and expenses (including reasonable attorneys’ fees) arising out of or incidental to any act or omission of such Indemnified Person in connection with the business of the Company; provided that no Indemnified Person shall be indemnified for any claim arising out of such Person’s willful misconduct, fraud, or knowing violation of law.

Section 15.2. ***Exculpation.*** To the fullest extent permitted by the Act, no Indemnified Person shall be liable to the Company or to any Member for any act or omission performed or omitted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, unless such act or omission constitutes willful misconduct, fraud, or a knowing violation of law.

Section 15.3. ***Expenses.*** To the fullest extent permitted by the Act, expenses (including reasonable attorneys’ fees) incurred by an Indemnified Person in defending any claim, demand, action, suit, or proceeding shall be paid by the Company in advance of the final disposition of such claim, upon receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall ultimately be determined that the Indemnified Person is not entitled to be indemnified under this Article XV.

Section 15.4. ***Insurance.*** The Manager Committee may cause the Company to purchase and maintain insurance on behalf of any Indemnified Person against any liability asserted against such Person, whether or not the Company would have the power to indemnify such Person against such liability under this Article XV.

ARTICLE XVI — AMENDMENTS

Section 16.1. ***Amendments.*** This Agreement may be amended or modified only by a written instrument approved by Unanimous Manager Approval and executed by Members holding a majority-in-interest of the issued Percentage Interests; provided, that no amendment shall (a) increase the obligations or reduce the rights of any Member without such Member’s written consent, (b) alter the economic rights of any class or group of Members in a manner that is disproportionately adverse to such class or group without the written consent of a majority-in-interest of the affected Members, (c) modify the Seed Investor Accelerated Return provisions of Section 10.2 without the written consent of a majority-in-interest of the Seed Investors, or (d) amend this Section 16.1 without the written consent of all Members.

Section 16.2. ***Manager Committee Authority to Update Member Register and Exhibit A.*** Notwithstanding Section 16.1, the Manager Committee is hereby authorized, by Majority Manager Approval, to establish, maintain, correct, and update the Member Register from time to time to reflect:

(a) the admission, withdrawal, resignation, or cessation of any Member;
(b) the issuance, transfer, assignment, cancellation, forfeiture, repurchase, or retirement of Units;
(c) changes in Units, Percentage Interests, Capital Contributions, classifications, admission dates, addresses, or contact information;
(d) the conversion of SAFEs or other securities into Units; and
(e) any other change in the ownership records of the Company made in accordance with this Agreement.

Any establishment, correction, or update of the Member Register that is consistent with this Agreement shall not constitute an amendment to this Agreement and shall not require the approval or consent of any Member.

The Manager Committee may similarly update Exhibit A without Member consent to reflect changes in the Company's aggregate authorized, issued, reserved, cancelled, or unallocated Units or other capitalization information summarized on Exhibit A, provided that any such update is consistent with this Agreement.

In the event of a conflict, the Member Register shall control with respect to the identity, Units, Percentage Interest, Capital Contributions, address, admission date, or other individual information of a Member, and Exhibit A shall control with respect to the aggregate authorized and reserved capital structure of the Company.

ARTICLE XVII — MISCELLANEOUS

Section 17.1. ***Governing Law.*** This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law principles thereof.
Section 17.2. ***Entire Agreement.*** This Agreement, together with the Certificate, Exhibit A, the Member Register, and any joinders, subscription agreements, SAFE instruments, investment agreements, or other admission instruments entered into pursuant hereto, as each may be amended or updated in accordance with this Agreement, constitutes the entire agreement among the applicable parties with respect to the subject matter hereof and supersedes all prior agreements, including the Prior A&R Agreement, representations, warranties, and understandings, whether written or oral, relating to such subject matter.
Section 17.3. ***Severability.*** If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
Section 17.4. ***Binding Effect.*** This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, successors, and permitted assigns.
Section 17.5. ***Counterparts.*** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Electronic signatures shall have the same force and effect as original signatures.
Section 17.6. ***Notices.*** All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered personally, (b) sent by registered or certified mail (postage prepaid, return receipt requested), (c) sent by a nationally recognized overnight courier service, or (d) sent by email (with confirmation of receipt), to the respective mailing addresses or email addresses reflected in the Member Register or to such other address as any party may designate by written notice to the others.

Section 17.7. *Waiver.* No waiver of any provision of this Agreement shall be valid unless in writing and signed by the party against whom the waiver is sought to be enforced. No waiver of any breach of this Agreement shall be construed as a waiver of any subsequent breach.
Section 17.8. *Headings.* The headings and captions in this Agreement are inserted for convenience of reference only and shall not be used in the interpretation or construction of this Agreement.
Section 17.9. *No Third-Party Beneficiaries.* Except as expressly provided in Article XV with respect to Indemnified Persons, nothing in this Agreement is intended to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement. For the avoidance of doubt, no service provider, funded trader, contractor, or other participant in any arrangement administered by TradeFunded Capital LLC or any other subsidiary or Affiliate shall be deemed a third-party beneficiary of this Agreement by reason of Article XI or the TradeFunded Capital Funding Allocation.
Section 17.10. *Further Assurances.* Each Member and each Manager agrees to execute and deliver such further documents and instruments and to take such further actions as may be reasonably requested by the Manager Committee to effectuate the purposes and intent of this Agreement.
Section 17.11. *Confidentiality.* Each Member agrees to maintain in confidence and not to disclose to any Person (other than such Member's legal, tax, and financial advisors) any proprietary or confidential information of the Company, except (a) as required by applicable law, (b) as necessary to enforce such Member's rights under this Agreement, or (c) with the prior written consent of the Manager Committee.

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned have executed this 2ND Amended and Restated Operating Agreement as of the Effective Date first written above.

MANAGERS:
OASIS HOLDINGS, LTD., LLC

____
By: Ryan Masten, Manager Representative

TRADERSUMO LLC

____
By: Christopher Price, Manager Representative

NATURAL WORKFLOW LLC

____
By: David Lojko, Manager Representative

FOUNDING MEMBERS:
OASIS HOLDINGS, LTD., LLC

____
By: Ryan Masten, Authorized Representative

TRADERSUMO LLC

____
By: Christopher Price, Authorized Representative

NATURAL WORKFLOW LLC

____

By: David Lojko, Authorized Representative

BETHLEM ROYAL HOLDINGS LLC

____

By: Jared White, Authorized Representative

EXHIBIT A

CAPITALIZATION SUMMARY, MANAGER DESIGNATIONS, AND VESTING STATUS

As of the Effective Date — Fully Diluted Basis

This Exhibit A summarizes: (i) the Company's issued and reserved Units and Percentage Interests; (ii) the Manager designations and vesting status of the Founding Members; and (iii) the TradeFunded Capital Funding Allocation, which is included solely as a non-equity economic allocation summary.

The individual identity, address, Capital Contribution, Units, Percentage Interest, admission date, classification, and other ownership information of each Seed Investor and other Member shall be maintained in the Member Register. The TradeFunded Capital Funding Allocation does not create or evidence any Membership Interest, Unit, profits interest, equity interest, or other ownership interest in the Company.

Issued Membership Interests

Member or Category	Units	Percentage Interest	Capital Contribution	Manager	Manager Representative	Vesting Status
Oasis Holdings, Ltd., LLC	3,000,000	30.00%	See Member Register	Yes	Ryan Masten	Fully vested pursuant to Section 5.2
TraderSumo LLC	1,500,000	15.00%	See Member Register	Yes	Christopher Price	Subject to the Liquidity Event vesting provisions of Article V
Natural Workflow LLC	1,500,000	15.00%	See Member Register	Yes	David Lojko	Subject to the Liquidity Event vesting provisions of Article V
Bethlem Royal Holdings LLC	500,000	5.00%	See Member Register	No	N/A	Subject to the Liquidity Event vesting provisions of Article V

Seed Investors — Aggregate	1,000,000	10.00%	See Member Register	No	N/A	Fully vested
Subtotal — Issued	**7,500,000**	**75.00%**				

Individual Seed Investor holdings, Capital Contributions, and Percentage Interests are reflected in the Member Register and are not individually listed on this Exhibit A.

Reserved or Unissued Units

Reserve or Category	Units	Percentage Interest	Status	Governing Provision
Regulation CF Reserve	2,000,000	20.00%	Authorized and reserved for issuance in connection with a Regulation CF offering; currently unissued	Section 4.3
Company Reserve / Unallocated Interests	500,000	5.00%	Authorized but unissued; maintained solely for capitalization-reference purposes and not intended to be issued	Section 4.1(d)
Subtotal — Reserved or Unissued	**2,500,000**	**25.00%**		

TradeFunded Capital Funding Allocation — Non-Equity Allocation

Allocation	Amount	Type	Governing Provision
TradeFunded Capital Funding Allocation	5% of Pre-Distribution Cash	Contractual funding allocation; not a Membership Interest, Unit, profits interest, equity interest, or other ownership interest	Article XI

Capitalization Summary

Category	Units	Percentage Interests — Fully Diluted
Issued to Founding Members	6,500,000	65.00%
Issued to Seed Investors	1,000,000	10.00%

Total Issued Units	**7,500,000**	**75.00%**
Regulation CF Reserve	2,000,000	20.00%
Company Reserve / Unallocated Interests	500,000	5.00%
Total Reserved or Unissued Units	**2,500,000**	**25.00%**
Total Fully Diluted Capital Structure	**10,000,000**	**100.00%**

The TradeFunded Capital Funding Allocation consists of 5% of Pre-Distribution Cash and is not included in the foregoing Unit or Percentage Interest totals.

Notes

(1) Fully Diluted Basis. Percentage Interests are stated on a fully diluted basis, reflecting the Company's capital structure based on ten million (10,000,000) total Units. Until reserved Units are issued to admitted Members, distributions, allocations, voting, consent rights, and other rights based on ownership shall be determined solely by reference to issued Units, with each Member's relative interest calculated based on the Units held by such Member relative to the total issued Units.

(2) Member Register. The Company shall maintain a separate Member Register identifying each Member and such Member's Units, Percentage Interest, Capital Contributions, admission date, classification, address, contact information, vesting status, and any applicable transfer, forfeiture, or other restrictions. The Member Register is incorporated into the Agreement by reference but need not be physically attached to or routinely distributed with the Agreement.

The Member Register shall control with respect to the identity, individual holdings, Capital Contributions, admission status, and other individual information of each Member. This Exhibit A shall control with respect to the Company's aggregate authorized, issued, reserved, and unallocated capital structure.

(3) TradeFunded Capital Funding Allocation. The TradeFunded Capital Funding Allocation represents a contractual allocation of five percent (5%) of Pre-Distribution Cash under Article XI. It does not constitute a Membership Interest, Unit, profits interest, equity interest, debt obligation, or dilution of any Member's Units or Percentage Interest.

(4) Vesting. Oasis Holdings, Ltd., LLC is one hundred percent (100%) vested as of the Effective Date pursuant to Section 5.2. TraderSumo LLC, Natural Workflow LLC, and Bethlem Royal Holdings LLC are subject to the Liquidity Event vesting, forfeiture, continuation-event, and transfer-restriction provisions set forth in Article V.

Unless and until a Liquidity Event occurs, one hundred percent (100%) of each such Vesting Member's Units and corresponding Percentage Interest remains unvested and subject to forfeiture upon the occurrence of a Forfeiture Event under Section 5.4 and automatic cancellation under Section 5.5. Upon consummation of a Liquidity Event, one hundred percent (100%) of each such Vesting Member's Units and corresponding Percentage Interest shall vest, provided that no Forfeiture Event has occurred with respect to such Vesting Member before the Liquidity Event.

The vesting information contained in this Exhibit A is provided as a summary only. In the event of a conflict, Article V shall control.

(5) Updates. The Manager Committee may establish, maintain, correct, and update the Member Register in accordance with Section 16.2 without the consent of any Member, provided that the update is consistent with the Agreement.

Exhibit A shall be updated when necessary to reflect a change in the Company's aggregate authorized, issued, reserved, cancelled, or unallocated Units, the holdings or status of a Founding Member, Manager designations, or other capitalization information summarized in this Exhibit A. Changes affecting only an individual Seed Investor's name, address, Capital Contribution, Units, Percentage Interest, admission date, or other individual information need only be reflected in the Member Register and shall not require an amendment or replacement of this Exhibit A.